SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2016
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Braskem

Management's Proposal for the Annual Shareholders Meeting to be held on April 6, 2016

Pursuant to Item I, Paragraph 1 of Article 9, Article 10 and Article 12, items I and II of CVM Instruction 481, dated December 17, 2009 ("CVMI 481"), the Management of the Company hereby presents items 10, 12.5 to 12.10 and 13 of the Reference Form (Appendix 24 of CVM Instruction 480 dated December 7, 2009) of Braskem S.A., Appendix 9-1-II (Proposal for the allocation of net income for fiscal year 2015), Proposal for Management Compensation and Management Proposal for amendment to the Bylaws as well as a copy to the Bylaws with the proposed amendments.

The Management Report, Financial Statements, Report of the Independent Auditors, Report of the Fiscal Council regarding the Financial Statements (parent company and consolidated), as well as the Annual Financial Statements (DFP) (parent company and consolidated) were lodged at the CVM on February 18, 2016, and are available for consultation on the Investor Relations website of the Company (www.braskem-ri.com.br).

To go directly to the documents cited above, click here.

Index

10.1 General financial and equity conditions

(a) Officers' comments on the general financial and equity conditions

The officers of the Company believe that the financial condition and assets of the Company are compatible with its operating segment and sufficient for implementing its plan for growth and sustainable development and meeting all of its obligations as it works proactively to identify better opportunities, create shareholder value and increase the competitiveness of the petrochemical and plastics production chain.

The table below shows the evolution of the key financial indicators of the Company:

	2015	2014	2013
Current Liquidity	1.05	1.05	1.10
General Liquidity	1.02	1.14	1.19
Leverage (net debt/EBITDA in US$)	1.91	2.58	2.87

The year 2015 was marked by a more unfavorable economic scenario in Brazil than initially expected, which was affected by lower-than-expected GDP growth in China (6.9%, the lowest in 25 years), declines in international commodity prices and weakening currencies in emerging economies, led by the Brazilian real.

The sharp slowdown in key sectors of the Brazilian economy, such as services, construction and infrastructure, continued to affect the labor market by reducing income levels and consequently household spending and investment. According to the IBGE, Brazil's GDP contracted 3.8% in 2015.

In this context, Braskem's operations in Brazil focused on improving key operational indicators and on boosting sales by increasing exports. Other priorities in year were renewing the power supply agreement with Chesf, which is critical to the operation of Braskem's plants in Alagoas and Bahia, and the signing of a long-term naphtha supply agreement with Petrobras.

In the year, Braskem posted record EBITDA of US$2,808 million, up 17% from the prior year. In Brazilian real, EBITDA also reached a record R$9,372 million, mainly supported by (i) operating performance; (ii) healthy resin spreads in the international market; (iii) higher export volume; (iv) good performance of the USA & Europe operations; and (v) the 42% average Brazilian real depreciation.

On Dec. 31, 2015, Braskem's consolidated gross debt stood at US$10.5 billion, which includes the debt from the Mexico project in the amount of US$3.2 billion. Since the Mexico Project is financed by a project finance structure in which the project's debt is repaid exclusively using its own cash flow, it is not included for the purpose of analyzing the Company's debt and leverage ratio.

In this context, Braskem's gross debt stood at US$7,294 million, down 5% from the balance at the end of 2014. A total of 79% of gross debt was denominated in U.S. dollar.

Braskem's net debt stood at US$5,411 million, down 13% from 2014. Meanwhile, the lower net debt combined with the 17% growth in EBITDA in 2015 supported improvement in financial leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, which ended the year at 1.91x, down 26% from 2014. In Brazilian real, this leverage ratio stood at 2.23x, down 24%.

In line with its strategy to reduce costs, Braskem launched a program with 11 work fronts, which include improving processes and optimizing the scope and structure, for potential recurring annual savings of R$400 million, whose benefits should be fully attained in 2017. In 2015, these initiatives captured recurring gains of R$156 million.

The recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. On the other hand, lower growth was observed in emerging economies and in the euro zone. This scenario led to the continued solid performance of the global petrochemical industry, helping drive profitability and growth in the industry.

In the case of the Brazilian economy, the expectation is of GDP growth in the year of less than 0.1% p.a. For Brazil's industrial sector, the year 2014 remained a challenging one. The lack of cost competitiveness due to the high tax burden, energy prices and infrastructure issues, among other factors, led the industry to post a record trade deficit of US$109 billion.

Despite this challenging situation, Braskem posted EBITDA of R$5,620 million, an increase of 17% on 2013, and net income of R$726 million, an increase of 43%. The weaker Brazilian real and the recovery in petrochemical spreads in the international market were the main factors responsible for this performance. Braskem's leverage, as measured by the ratio of net debt to EBITDA in U.S. dollar, stood at 2.58x, down 10% from the previous year.

Consistent with the strategy to lengthen its maturity profile, in the first half off the year, Braskem issued US$750 million in bonds due in February 2024. The proceeds from these issues were used to repurchase the remaining bonds due in 2017, 2018 and 2020, respectively.

In line with its strategy to maintain high liquidity and its financial health, the Company also maintains two stand-by credit facilities in the amounts of US$750 million and R$500 million both of which mature in 2019. Note that these facilities do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

In 2013, the improvement in the global economy, which positively influenced the profitability of the global petrochemical industry, and 8% growth in the Brazilian market for resins, made Braskem register an EBITDA 22% higher than the previous year. The result was also positively influenced by the exemption of PIS and COFINS in the purchase of raw material. Net debt recorded in December 2013 was 7% lower than in 2012, reflecting the higher EBITDA and the reimbursement to Braskem of the bridge loan granted to the Mexico project, with funds from the first withdrawal of the project finance, closing the year with a financial leverage ratio of 2.87x, as shown in the table above.

(b) Officers' comments on the capital structure

In the following table, the officers show the evolution in the Company's capital structure over the last three fiscal years:

	2015	2014	2013
Share Capital	2%	12%	16%
Loan Capital	98%	88%	84%

Loan capital is basically composed as follows:

	2015	2014	2013
Capital Markets	59%	57%	56%
Brazilian Government Agents	14%	21%	19%
Foreign Government Agents	2%	2%	2%
Structured Transactions	8%	8%	9%
Acquisition of Investments	0%	0%	0%
Working Capital	17%	12%	14%

The Company seeks to diversify its funding sources by obtaining funds in the capital market and through government agents, working capital and other structured operations.

In 2015, capital markets represented 59% of the Company's total exposure, an increase of 2 p.p. compared to 2014 and 3 p.p. compared to 2013. This growth is in line with the Company's strategy to strengthen its relationships with capital markets, taking advantage of the opportunity cost of these lines, while also maintaining bank credit lines available for working capital operations.

On Dec. 31, 2015, Braskem's consolidated gross debt stood at US$10.5 billion, which includes the debt from the Mexico project, Ethylene XXI, in the amount of US$3.2 billion.

Ethylene XXI is the ongoing project for the construction of a new petrochemical complex in Mexico, in partnership with the Mexican group Idesa, with interests of 75% and 25%, respectively, and has the capacity to produce 1,000 kton of polyethylene from ethane feedstock.

Since the Mexico Project is financed by a project finance structure in which the project's debt is repaid exclusively using its own cash flow, it is not included for the purpose of analyzing the Company's debt and leverage ratio.

In this context, Braskem's gross debt stood at US$7,294 million, down 5% from the balance at the end of 2014. At the end of the period, 79% of gross debt was denominated in U.S. dollar.

Cash and equivalents amounted to US$1,917 million. Excluding the cash balance held by the subsidiary Braskem Idesa, cash and equivalents amounted to US$1,883 million, increasing US$455 million from the prior quarter. The balance of cash and investments pegged to the dollar was 65%. As a result, Braskem's net debt decreased 13% compared to 2014, to US$5,411 million. In Brazilian real, net debt grew 28% to R$21,128 million, influenced by the 47% appreciation in the U.S. dollar. At the end of the period, 84% of net debt was denominated in U.S. dollar.

On December 31, 2014, Braskem's consolidated gross debt stood at US$10.5 billion. This amount consists of the financing for the Mexico project in the amount of US$2,879 million that was received by the subsidiary Braskem-Idesa as of 4Q14, which includes the third and fourth drawdowns received on April 8 and August 11, in the amounts of US$465 million and US$383 million, respectively. Since this investment is made through a project finance structure in which the project's debt will be repaid using its own cash flow, for the purpose of analyzing the Company's debt this project is not included.

In this context, Braskem's consolidated gross debt stood at US$7,656 million, down 4% from the balance in 2013. In Brazilian real, gross debt increased by 9%, affected by the appreciation in the U.S. dollar of 13% in the period. A total of 68% of gross debt was denominated in U.S. dollar.

Cash and cash equivalents amounted to US$1,427 million, decreasing US$124 million from the prior year, due to the appreciation in the U.S. dollar of 13% in the period and the respective cash impact in Brazilian real.

Braskem's net debt in U.S. dollar decreased by 3% to US$6,229 million. In Brazilian real, net debt increased by 11%, influenced by the appreciation in the U.S. dollar.

On December 31, 2013, Braskem's consolidated gross debt stood at US$10.0 billion. The amount includes the financing for the Mexico project of US$2.0 billion that was received by the subsidiary Braskem Idesa. The first installment of US$1.5 million was received on July 24, 2013, and the second installment of US$547 million was received on November 6, 2013.

A large part of our debt is denominated in U.S. dollar, and at the close of 2013, this percentage stood at 70%, compared to 68% in 2012. Therefore, the Company's total debt, expressed in Brazilian real, can vary from one year to another due to variations in exchange rates.

Net debt at the end of 2013 was R$15.0 billion, representing a 7% increase from R$14.0 billion in 2012. The increase in 2013 was mainly driven by the 9% appreciation in the U.S. dollar against the Brazilian real, which increased the amount of foreign-denominated debt when expressed in Brazilian real.

Expressed in U.S. dollar, the Company's net debt stood at US$6.3 billion on December 31, 2013, decreasing 7% from US$6.8 billion on December 31, 2012.

(c) Officers' comments on the capacity to pay the financial commitments undertaken

The officers believe that the Company's levels of liquidity and financial leverage are adequate to enable it to meet its present and future obligations and to take advantage of business opportunities as they arise.

The Company assumed commitments amounting to (i) R$5,482 million in 2015, (ii) R$6,175 million in 2014, and (iii) R$6,317 million in 2013. The strategy behind assuming commitments is to lengthen the debt profile. In the three fiscal years, the Company aimed to improve its payment capacity through generation of operating cash and standby credit lines, thereby ensuring coverage for up to 45 months in December 2015.

However, the Company's payment capacity could be affected by various risk factors, as indicated in Item 4 of this Reference Form.

In summary, the Company's main cash requirements include: (i) working capital needs, (ii) debt service, (iii) capital investments related to investments in the operations, maintenance and expansion of its industrial facilities, and (iv) payment of stock dividends and/or interest on equity. To meet these cash requirements, the Company has traditionally relied on cash flow from its operating activities, on short-and long-term loans and on the issue of debt securities in the local and international capital markets.

In 2015, Braskem maintained investment grade ratings at the three main risk-rating agencies. This was the first time the Company's rating assigned by Standard & Poor's and Fitch was higher than Brazil's sovereign credit rating.

The following table shows the ratings assigned to the Company by the main agencies in December 2015:

	2015	2014	2013
Fitch	BBB- Negative	BBB- Stable	BBB- Negative
Standard & Poors'	BBB- Negative	BBB- Stable	BBB- Stable
Moody's	Baa3 Negative	Baa3 Negative	Baa3 Negative

In December 2015, Standard & Poor's reaffirmed Braskem's rating of "BB-" (global scale), which is above the sovereign rating and could surpass the sovereign rating by up to two notches. According to the agency, the reaffirmation of the rating reflects the Company's (i) strong liquidity; (ii) solid cash generation; and (iii) geographic diversification.

Fitch Ratings, in a report also published in December, affirmed Braskem's "BBB-" rating with a "negative" outlook. According to the agency, the affirmation of Braskem's rating was supported by (i) its adequate credit metrics and strong liquidity position; (ii) the recovery in petrochemical spreads in the international market; and (iii) the depreciation in the Brazilian real.

Moody's maintained Braskem's rating of "Baa3" with a "negative" outlook over the course of 2015. According to the agency, the affirmation of Braskem's rating was based on the fact that the Company is the largest resin producer in the Americas, with a prominent position in Brazil, enjoys long-term relations with clients and has a diversified feedstock profile due to its investments in gas-based projects. On the other hand, the "negative" outlook reflects the macroeconomic and political uncertainties in Brazil, which could affect the Company's operational performance.

In February 2016, as a result of the downgrade in Brazil's sovereign rating by Moody's, the risk-rating agency conducted a review of many Brazilian companies and, in this context, Braskem's rating was downgraded from "Baa3" to "Ba1" with a "negative" outlook.

In 2014, Braskem maintained the investment-grade ratings assigned to it by the three major global credit risk rating agencies.

In August, Standard & Poor's reaffirmed Braskem's "BBB-" rating on the global scale with a "stable" outlook. The "stable" outlook is based mainly on the expectation that the Company would reduce its leverage as a result of better operating indicators and the maintenance of its financial liquidity.

Moody's, in a report also published in August, reaffirmed Braskem's "Baa3" rating with a "negative" outlook. In the agency's assessment, the reaffirmation of Braskem's rating was due to its size as the largest petrochemical company in the Americas and its dominant position in Brazil, its capacity to produce with operating margins above the industry average thanks to high capacity utilization rates and its longstanding relationships with clients.

Lastly, in October, Fitch Ratings published a report that reaffirmed Braskem's "BBB-" rating and changed its outlook from "negative" to "stable." The change in outlook to "stable" was supported by the Company's firm commitment to maintain its robust financial profile, its leadership position in the Americas and its strategy to diversify its feedstock profile with more competitive costs via the Mexico project.

In 2013, Braskem maintained the investment-grade ratings assigned to it by the three major global credit rating agencies.

Moody's and Fitch Rating reaffirmed Braskem's ratings of "Baa3" and "BBB-", respectively, with a negative outlook. The reaffirmation of these ratings reflects the positive impact from the tax cuts

on raw material purchases, since they improve the Company's cash flow, profitability and capacity to invest in diversification projects.

In its July report, Standard & Poor's also reaffirmed Braskem's "BBB-" rating, with a stable outlook.

Note also that the Company limits its exposure to credit risk by selling its products to a broad customer base in the domestic and international markets and by regularly conducting credit analyses of its customers. In both markets, the Company uses credit scoring and when necessary requests personal/corporate guarantees. In the international market, the Company uses trade credit insurance companies, sales guaranteed by letters of credit and other forms of guarantees. Lastly, it should also be noted that the Company records a provision for doubtful accounts, which historically has proven sufficient to cover losses on uncollectible receivables.

(d) sources of funding for working capital and investments in non-current assets used

Consistent with its middle and long term strategy, Braskem invests in non-current assets that improve the competitiveness and diversification of its feedstock profile and strengthen its leadership in the Americas and in the biopolymers industry. Accordingly, in 2015, the Company added R$4.1 billion to its property, plant and equipment, compared to R$5.3 billion in 2014 and R$5.7 billion in 2013.

The main projects were:

- Mexico project, Ethylene XXI:

Ongoing project for the construction of a new petrochemical complex in Mexico, in partnership with the Mexican group Idesa, with interests of 75% and 25%, respectively, with the capacity to produce 1,000 kton of polyethylene from ethane feedstock.

Construction at the project ended 2015 at 99% completion. Today, the project is in the startup phase, and the utilities area is already operational and ready to support the startup of the cracker and the launch of polyethylene production in the first few months of 2016.

Total investment through end-2015 amounted to US$4.9 billion, of which (i) US$3.2 billion was structured under a project finance model; and (ii) US$1.7 billion was via injections by the shareholders.

- Current investments and other strategic projects:

In 2015, Braskem made investments in the aggregate amount of R$2,376 million. Excluding Braskem's contributions to the Mexico project from the analysis, total investment came to R$1,272 million. Of this amount, R$1,174 million, or approximately 90% of the total, was allocated to industrial operations (R$214 million of which in the United States and Europe, equivalent to US$64 million), including the investments related to operating efficiency, HES, productivity and maintenance. The remainder was allocated to other strategic projects, such as the investment in UTEC (Ultra High Molecular Weight Polyethylene) production in La Porte, Texas, USA.

In 2014, Braskem invested R$2,526 million (excluding capitalized interest).

Excluding the amounts allocated to the Mexico project, total investment came to R$1,905 million. Of this amount, 85% was allocated to maintenance and other operational investments, which included the two scheduled maintenance shutdowns at the Triunfo and São Paulo crackers.

In 2013, Braskem invested R$2,722 million (excluding capitalized interest) in its growth projects and in maintaining and improving its assets.

Excluding the amounts allocated to the Mexico project, total investment came to R$1,624 million, mainly to maintain the reliability and high level of efficiency of its assets. Maintenance investments, which include the expenses with the scheduled maintenance shutdown at the Camaçari site, amounted to R$1,354 million in 2013.

To finance the investments made in Brazil, the Company directly accesses various government agencies, including: the Brazilian Development Bank (BNDES), Banco do Nordeste do Brasil and FINEP, a research and project finance mechanism linked to the Ministry of Science and Technology; and indirectly accesses the Northeast Development Fund through onlending transactions contracted through Banco do Brasil.

(e) sources of funding for working capital and investments in non-current assets intended for covering liquidity shortfalls

The officers believe they can overcome any deficiencies in the Company's liquidity through a combination of: (i) funds generated by the Company's general operations; (ii) funds generated by financing, including new financing operations and the refinancing of existing debt; and (iii) funds generated by shortening the cash conversion cycle and the resulting reduction in working capital requirements.

If needed, the Company finances its working capital through export credit transactions involving forward foreign exchange contracts (*Adiantamento sobre Contrato de Câmbio* - ACCs) and true sale/receivables assignments.

ACC export credit transactions are made available to exporters at very competitive costs. True sale/receivables assignment transactions involve the sale of trade receivables without any right of recourse for the Company.

On December 31, 2015, the Company recorded the approximate amount of R$254 million for ACC transactions in 2015, compared to no balance on December 31, 2014 and a balance of R$117 million on December 31, 2013.

Furthermore, to ensure the financial health of the Company, the Company maintains a minimum cash level sufficient to meet its short-term obligations, in addition to two standby credit lines, in the amounts of US$700 million and R$500 million, both maturing in 2019. The company's stand-by credit facilities are not subject to Material Adverse Change (MAC) clauses. The institutions participating in this operation are prime banks with low risk rates (credit default swap) and high ratings.

(f) indebtedness levels and the characteristics of such liabilities

The table below shows the evolution in the Company's financial leverage over the past three fiscal years as measured by the "Net Debt/EBITDA" ratio:

	2015		2014		2013	
	(R$)	(US$)	(R$)	(US$)	(R$)	(US$)
Net Debt	21.1 bi	5.4 bi	16.5 bi	6.2 bi	15.0 bi	6.3 bi
EBITDA	9.4	2.8	5.6 bi	2.4 bi	4.8 bi	4.0 bi
Net Debt/EBITDA	2.23x	1.91x	2.92x	2.58x	3.09x	3.36x

On Dec. 31, 2015, Braskem's net debt stood at US$5,411 million, down 13% from the balance on December 31, 2014. The reduction in net debt combined with the recovery in EBITDA in the last 12 months led financial leverage, as measured by the ratio of Net Debt to EBITDA in U.S. dollar, to decline from 2.58 times at the end of 2014 to 1.91x times at the end of 2015.

In 2014, in Brazilian real, the leverage ratio stood at 2.92x, decreasing 6% from the previous year, positively influenced by the improved EBITDA in the year and by the depreciation in the Brazilian currency between the periods. The Company's debt profile can be summarized by the following table:

	2015	2014	2013
Short-term debt	R$1,973 million	R$1,419 million	R$1,260 million
Long-term debt	R$26,542 million	R$18,918 million	R$17,342 million
Debt in Brazilian real	21%	32%	32%
Debt subject to currency variation of USD	79%	68%	69%
Debt subject to currency variation of other currencies	0%	0%	0%
Unsecured debt	86%	79%	81%
Debt covered by guarantee	14%	21%	19%
Main types of guarantees:	Mortgage, machinery and equipment pledges, bank guarantee and insurance policy		

It is also important to note that much of our domestic financing was contracted through development agencies, which offer more competitive conditions than the private market.

The Company's funding strategy has been to lengthen the average term of its debt, including by amortizing short-term debt through long-term loans, with a priority on issuances of long-term debt securities in the capital markets to increase liquidity levels and improve its strategic and financial flexibility. The financing strategy for the coming years includes maintaining liquidity and a debt maturity profile that is compatible with the expected cash flow. Moreover, the officers believe that capital expenditures will not negatively affect the quality of the Company's debt indicators or its disciplined approach to capital allocation.

In the following section the Company's officers describe (i) the loan and financing agreements they classify as relevant, (ii) other long-term relationships with financial institutions, (iii) the degree of debt subordination and (iv) any restrictions imposed on the issuer.

i. relevant borrowing agreements

Fixed-rate Notes

In September 2006, the Company issued and sold Notes at 8.00% p.a. with aggregate principal of US$275.0 million. The Notes pay interest semiannually in January and July of each year and mature in January 2017. In December 2015, the principal outstanding related to this operation is US$55.87 million.

In June 2008, the Company issued and sold Notes at 7.250% p.a. with aggregate principal of US$500.0 million. The Notes pay interest semiannually in June and December of each year and

mature in June 2018. In December 2015, the principal outstanding related to this operation is US$137.42 million.

In May 2010, the Company issued and sold Notes at 7.00% p.a. with aggregate principal of US$400.0 million. The Notes pay interest semiannually in May and November of each year and mature in May 2020. This operation was reopened in July 2010 with the amount of US$350.0 million. In December 2015, the principal outstanding related to this operation is US$397.67 million.

In April 2011, the Company issued and sold Notes paying interest of 5.75% p.a. in the aggregate amount of US$750.0 million. The Notes pay interest semiannually in April and October of each year and mature in April 2021. This operation was reopened in February 2012 with the amount of US$250.0 million. In December 2015, the principal outstanding related to this operation is US$997.5 million.

In July 2011, the Company issued and sold Notes paying interest of 7.125% p.a. in the aggregate amount of US$500.0 million. The Notes pay interest semiannually in January and July of each year and mature in July 2041. This operation was reopened in July 2012 with the amount of US$250.0 million. In December 2015, the principal outstanding related to this operation is US$750.0 million.

In May 2012, the Company issued and sold Notes paying interest of 5.375 % p.a. in the aggregate amount of US$500.0 million. The Notes pay interest semiannually in May and November of each year and mature in May 2022. In December 2015, the principal outstanding related to this operation is US$500.0 million.

In February 2014, the Company issued and placed US$500.0 million in Notes paying a fixed interest rate of 6.45% p.a. The interest payments will be made semiannually in February and August of each year. The Notes are due in February 2024. The issue was reopened in May 2014 in the amount of R$250.0 million. As of December 2015, the total principal outstanding of these securities was US$750.0 million.

Perpetual Bonds

In October 2010, the Company issued and sold perpetual bonds with aggregate principal of US$450.0 million and interest of 7.375% p.a. The interest on these bonds is paid quarterly in January, April, July and October of each year. The Company may, at its discretion, redeem these bonds, in full or in part, for 100% of the principal plus accrued interest and additional amounts, if any, on any interest payment date as of October 2015. This operation was reopened in February 2012 in the amount of US$250.0 million. In December 2015, the principal outstanding related to this operation is US$700.0 million.

Bank Credit Facilities

Between September 2013 and September 2015, the Company contracted from international financial institutions, offshore credit agreements, in the total amount of US$487.6 million. The amounts are subject to interest of LIBOR plus 1.50% and 1.80% p.a. paid quarterly or

semiannually based on the prior period. The principal is due on the maturity date between September 2018 and July 2019. As of December 31, 2015, the principal outstanding related to these agreements was R$487.6 million.

Export Prepayment Agreements

In May 2010, the Company signed a pre-export loan agreement with a financial institution in the amount of US$150.0 million, with interest of LIBOR + 2.40% p.a., to be paid in semiannual installments as of November 2011 based on the prior period. The principal will be paid upon maturity in May 2015. As of December 31, 2015, this operation had been settled.

Export Credit Note Facilities

Between November 2006 and January 2008, the Company obtained from financial institutions export credit facilities in the aggregate amount of R$353.0 million. The interest on the notes is between 7.3% and 8.1% p.a., to be paid semiannually based on the prior period. The principal will be paid on the maturity dates of the contracts, which range from March 2018 to February 2020. As of December 31, 2015, the principal outstanding related to this contract was US$353.0 million.

Between April 2010 and October 2012, the Company was extended by a financial institution an agricultural credit note facility in the amount of R$1,065.0 million. The agreements were amended in October 2013. Interest on the amount corresponds to 105% p.a. of the overnight rate (CDI), to be paid semiannually. The principal will be paid annually as from October 2014 through October 2021. As of December 31, 2015, the principal outstanding was R$725.0 million.

Between April 2011 and August 2011, the Company obtained from financial institutions export credit facilities in the aggregate amount of R$850.0 million. The interest on the notes corresponds to 112.5% of the CDI rate p.a., to be paid quarterly based on the prior period. The principal will be paid on the maturity dates of the contracts, which range from April 2019 to August 2019. As of December 31, 2015, the principal outstanding related to this contract was R$850 million.

Between February and December 2013, the Company contracted from Brazilian financial institutions export credit note facilities with incentives from the federal government in the amount of R$250.0 million, with interest corresponding to 8% per annum, to be paid quarterly based on the prior period. The principal will be paid upon maturity, between February and December 2016. As of December 31, 2015, the principal outstanding related to this contract was R$250 million.

Between February and November 2014, the Company obtained from Brazilian financial institutions export credit facilities that receive incentives from the federal government in the aggregate amount of R$377.5 million. The contracts were amended between June and November 2014 with the new conditions as follows: (i) interest on the notes is between 7.5% to 8% p.a., to be paid quarterly based on the prior period; and (ii) the principal will be paid on the maturity dates of the contracts, which range from June to November 2017. As of December 31, 2015, the principal outstanding related to this contract was R$377.5 million.

In September 2014, the Company obtained from a Brazilian financial institution an export credit facility that receives incentives from the federal government in the amount of R$103.3 million. The interest on the notes corresponds to 108% of the CDI rate p.a., to be paid semiannually based on the prior period. The principal will be paid annually as from August 2018. As of December 31, 2015, the principal outstanding related to this contract was R$100 million.

In November 2014, the Company obtained from a Brazilian financial institution an export credit facility that receives incentives from the federal government in the amount of R$100.7 million. The interest on the notes is 8% p.a., to be paid on the maturity date of the contract. The principal will be paid upon maturity, in April 2015. As of December 31, 2015, this operation had been settled.

Credit Facilities with the BNDES

In May 2009, the Company contracted a credit line from the BNDES in the amount of R$555.6 million. Of this amount, R$52.2 million is remunerated at the variation in the U.S. dollar against the Brazilian real plus 6.66% p.a., while the remainder is remunerated at the Long-Term Interest Rate (TJLP) plus 0% to 4.78% p.a. The total term of this operation is 8 years, with a two-year grace period and the last payment due in July 2017. This line was used to install the Ethylene-Ethanol Unit at the Triunfo Petrochemical Complex in the state of Rio Grande do Sul. As of December 31, 2015, the outstanding balance related to this contract was R$148.6 million.

In December 2009, the Company contracted a credit facility from the BNDES in the amount of R$500 million, whose funds will be used to finance the Company's industrial projects as well as others projects related to health, safety and the environment. In June 2010, the Company contracted R$500 million, of which: R$80.5 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.66% p.a., R$97.4 million at 4.5% p.a. and the remainder by the Long-Term Interest Rate (TJLP) + 2.58% p.a. to 3.58% p.a. The term of the operation is 6.5 years, with a grace period of 18 months and the last payment due in January 2017. As of December 31, 2015, the outstanding balance related to this contract was R$136.1 million. In June 2014, the Company contracted the second drawdown of a credit facility opened in December 2009 in the amount of R$92.15 million, with the funds used to finance Innovation projects in 2014. The interest on the drawdown is 4% p.a. over 6.5 years, with an 18 month grace period and the last payment scheduled for January 2021. The outstanding balance of this drawdown on December 31, 2015 was R$92.9 million.

In December 2010, the Company contracted a financing line from the BNDES in the amount of R$524.7 million. Of the amount, R$64 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.66% p.a., R$194.9 million at 5.5% p.a., and the remainder at the Long-Term Interest Rate (TJLP) + 0% to 3.58% p.a. The total term of this operation is 9 years, with a grace period of 2.5 years and the last payment due in January 2021. The funds were allocated to the construction of the PVC Unit in Marechal Deodoro, in the state of Alagoas. As of December 31, 2015, the principal outstanding related to this contract was R$391.2 million.

In November 2011, the Company drew down, from the credit line contracted in June 2007, R$175.6 million for use in the construction of a new butadiene plant. The first tranche of the contract is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.53% p.a. and the remaining tranches are remunerated by the Long-Term Interest Rate (TJLP) plus 0% to 3.45% p.a. The total term of the contract is 9 years, with a grace period of 1.5 years and the last installment due in January 2021. As of December 2015, the outstanding balance related to this contract was R$144.8 million.

In December 2011, the Company drew down, from the credit line contracted in November 2011, the first trench of these funds in the amount of R$353.4 million to finance projects for modernizing industrial plants and in the areas of health, safety and the environment relative to fiscal year 2011. Of the total amount of the contract, R$53.6 million is remunerated by the variation in the U.S.

dollar against the Brazilian real plus 6.53% p.a. and the remainder is remunerated by the Long-Term Interest Rate (TJLP) plus 2.05% to 3.45% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in January 2018.

In July 2012, the Company contracted the second drawdown of the credit facility opened in November 2011, in the amount of R$98.1 million, with the funds used to finance Innovation projects in 2011 and 2012. The outstanding principal of the contract is remunerated at 4% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in July 2018.

In August 2012, the Company drew down, from the credit line contracted in November 2011, the third trench of the funds in the amount of R$680 million to finance projects for modernizing industrial plants and in the areas of health, safety and the environment relative to fiscal year 2012. Of the amount, R$92.7 million is remunerated by the variation in the U.S. dollar against the Brazilian real plus 6.50% p.a., R$112.7 million by 5.5% p.a. and the remainder by the Long-Term Interest Rate (TJLP) + 0% to 3.42% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in October 2018.

In September 2013, the Company drew down from the credit line contracted in November 2011, the fourth trench of the funds in the amount of R$789 million to finance projects to modernize industrial plants and in the areas of health, environment and safety relative to fiscal year 2013. Of the total contract, R$110 million is remunerated by interest corresponding to the cumulative variation in the average daily rates of financings calculated by the Special Settlement and Custody System (SELIC rate) and published by the Central Bank of Brazil plus 2.58% p.a.; R$212.7 million is remunerated by interest of 3.5% p.a.; and the remaining amount is remunerated by interest corresponding to the long-term interest rate (TJLP), plus 0% to 3.58% p.a. The total term of the contract is 6 years, with a grace period of 1 year and the last installment due in April 2020.

In November 2013, the Company drew down from the credit line contracted in November 2011, the fifth trench of the funds in the amount of R$74.3 million to finance innovations projects in 2013. The outstanding balance of the contract is remunerated at the rate of 3.5% p.a., and the total term of the contract is 6 years, with a grace period of 1 year and the last installment due in November 2019.

In June 2014, the Company contracted the sixth drawdown of a credit facility opened in November 2011, in the amount of R$674.34 million, with the funds used to finance projects to modernize industrial plants and health, environment and safety projects for fiscal year 2014. Of the total contract, R$158.9 million is remunerated by interest corresponding to the cumulative variation in the average daily rates of financings calculated by the Special Settlement and Custody System (SELIC rate) and published by the Central Bank of Brazil plus 2.78% p.a.; R$124.9 million is remunerated at 6% p.a.; and the remaining amount is remunerated by interest corresponding to the Long-Term Interest Rate (TJLP) plus 0% to 2.78% p.a. The total term of the contract is 6.5 years, with a grace period of 1.5 years and the last installment due in January 2021. In June 2015, the Company contracted the seventh drawdown of a credit facility opened in November 2011, in the amount of R$165.67 million, with the funds used to finance projects to modernize industrial plants and health, environment, safety and innovation projects for fiscal year 2015. Of the total contract, R$30.6 million is remunerated by interest corresponding to the cumulative variation in the average daily financing rates calculated by the Special Settlement and Custody System (SELIC rate) and

published by the Central Bank of Brazil, plus 2.32% p.a.; R$74.4 million is remunerated at 7% p.a.; and the remaining amount is remunerated by interest corresponding to the Long-Term Interest Rate (TJLP) plus 0% to 2.62% p.a. The total term of the contract is 6.5 years, with a grace period of 1.5 years and the last installment due in December 2021. As of December 2015, the principal outstanding related to these contracts was R$1,818.5 million.

In August 2014, the Company contracted a financing line from the BNDES in the amount of R$422.9 million to finance strategic investments and maintenance shutdowns at industrial units in 2014. Of the total contract, R$145.5 million is remunerated by interest corresponding to the cumulative variation in the average daily rates of financings calculated by the Special Settlement and Custody System (SELIC rate) and published by the Central Bank of Brazil plus 2.78% p.a.; R$57.1 million is remunerated at 6% p.a.; and the remaining amount is remunerated by interest corresponding to the Long-Term Interest Rate (TJLP) plus 0% to 2.78% p.a. The total term of this operation is 6.5 years, with a grace period of 1.5 years and the last payment due in March 2021. As of December 31, 2015, the principal outstanding related to this contract was R$382.6 million.

In June 2015, the Company contracted the first drawdown of a credit facility opened in January 2015, in the amount of R$353.4 million, with the funds used to finance projects to modernize industrial plants and health, environment and safety projects for fiscal year 2015. Of the total contract, R$186.7 million is remunerated by interest corresponding to the cumulative variation in the average daily financing rates calculated by the Special Settlement and Custody System (SELIC rate) and published by the Central Bank of Brazil, plus 2.32% p.a. The remaining amount is remunerated by the Long-Term Interest Rate (TJLP) plus 0% to 2.62% p.a. The total term of the contract is 6.5 years, with a grace period of 1.5 year and the last installment due in January 2022. As of December 2015, the principal outstanding related to this drawdown was R$271.6 million.

Credit Facilities with BNB

In December 2010, the Company contracted a secured credit line from Banco do Nordeste do Brasil (BNB) with principal of R$200 million to finance the construction of the New PVC Plant in the state of Alagoas. The loans extended under the contract are secured by a mortgage on the PVC plant located at the Chlor-Chemical Complex in Marechal Deodoro. The loans are remunerated by interest corresponding to 8.50% of the CDI rate per annum, to be paid quarterly based on the prior period up to December 2013, and thereafter on a monthly basis based on the prior period up to December 2022. As of December 31, 2015, the principal outstanding related to this contract was R$155.5 million.

In March 2013, the Company contracted a secured credit line from Banco do Nordeste do Brasil (BNB) with principal of R$63 million to finance the construction of the New PVC Plant in the state of Alagoas. The loans related to this contract are secured by a bank guarantee. The loans are remunerated by interest of 3.53% per annum, to be paid quarterly based on the prior period up to March 2015, and thereafter on a monthly basis, based on the prior period, up to March 2023. As of December 31, 2015, the principal outstanding related to this contract was R$54.7 million.

In August 2014, the Company contracted from Banco do Nordeste do Brasil (BNB) a secured loan with principle in the amount of R$200 million to finance projects to modernize its industrial plants and health, environment and safety projects at the industrial units in the country's Northeast. The loan is remunerated by interest of 8.24% p.a., to be paid quarterly based on the prior period through August 2015, and thereafter on a monthly basis based on the prior period through August

2024. As of December 31, 2015, the principal outstanding related to this contract was R$192.6 million.

Other Credit Facilities

In December 2012, the Company contracted a credit line from Nippon Export and Investment Insurance (NEXI) in the amount of US$200 million with maturity in November 2022. The funds were disbursed in the first quarter of 2013 and the semiannual interest payments were composed of currency variation + LIBOR + 1.1% p.a. As of December 31, 2015, the principal outstanding related to this contract was R$549 million.

ii. other long term relationships maintained with financial institutions

With the exception of the relationships arising from the loan and financing contracts, for which the more relevant items are described in item 10.1.f.ii above, the Company does not maintain any other long-term relationships with financial institutions.

iii. degree of subordination of the Company's debt

For the purposes of ordering the credit classifications, the Company's debt is not secured by guarantees, with the exception of the debt contracted from the BNDES, BNB and FINEP, which is secured by security interest and a bank guarantee, which gives it preference for payment in relation to unsecured liabilities, in accordance with Federal Law 11,101 of Feb. 9, 2005. From the contractual standpoint, there is no subordination of debt, with the payment of each debt following the payment schedule established for each contractual instrument, independent of the payment of the other debts.

iv. restrictions imposed on the Company, especially those relating to limits on debt and the contracting of new debt, the distribution of dividends, the disposal of assets, the issuance of new securities and the transfer of control.

The Company has no borrowing agreements that establish limits on certain indicators related to the capacity to contract debt and pay interest.

(g) limits of existing financing lines and percentages already used

All the credit lines contracted by the Company have been fully drawn down, with the exception of the following contract:

In January 2015, the Company contracted a R$1,994 billion credit line with the BNDES to finance projects related to the modernization of industrial plants, productivity increases, innovations, and health, safety and the environment. The Company has already used 21% of this amount, and R$1,579 billion is still available for withdrawal within 5 years from the date of the agreement.

(h) significant changes in each item of the financial statements

Fiscal year ended December 31, 2015

The most significant variations in the financial statements for the fiscal year were as follows:

Consolidated – in thousands of R$	2015	2014	Vertical Analysis	Horizontal Analysis
Assets				
Current				
Cash and Cash Equivalents	7,439,723	3,993,359	12%	86%
Taxes Recoverable	1,272,004	2,129,837	2%	-40%
Non-current				
Taxes Recoverable	1,304,056	1,045,428	2%	25%
Deferred Income Tax and Social Contribution	3,226,507	870,206	5%	271%
Other Accounts Receivable	298,057	91,905	0%	224%
Property, Plant and Equipment	33,961,963	29,001,490	57%	17%
Total Assets	59,961,294	49,421,751	100%	21%
Liabilities				
Current				
Borrowings	1,968,540	1,418,542	3%	39%
Trade Accounts Payable	11,698,695	10,852,410	20%	8%
Project finance	302,266	26,462	1%	1042%
Taxes Payable	744,660	203,392	1%	266%
Dividends	753,668	215,888	1%	249%
Post-Employment Benefits	0	336,357	0%	-100%
Non-Current				
Borrowings	25,370,260	18,918,021	42%	34%
Project finance	11,975,167	7,551,033	20%	59%
Derivative Operations	1,184,741	594,383	2%	99%
Ethylene XXI Project Loan	1,538,784	792,188	3%	94%
Post-Employment Benefits	154,707	69,176	0%	124%
Shareholders' Equity				
Profit Reserves	2,882,019	736,180	5%	291%
Other Comprehensive Results	-9,085,256	-2,924,057	-15%	211%
Total Liabilities	59,961,294	49,421,751	100%	21%

Assets

Cash and cash equivalents

The increase of 86% or R$3,446,364 thousand in cash and cash equivalents was mainly due to the following factors: better operating performance; healthy resin spreads in the international market; higher export volume; the good performance of the operations in the United States and Europe; and the 42% depreciation in the Brazilian real (average in period).

This item includes cash, bank deposits and highly liquid financial investments for redemption within three months. These assets are convertible into a known cash amount and subject to insignificant risk of change in value. Cash equivalents in Brazil are mainly represented by fixed-rate instruments and term deposits held by the fund FIM Júpiter. Cash equivalents abroad consist of highly liquid fixed-income instruments issued by prime financial institutions (Time Deposits).

Taxes recoverable

In current assets, the variation in this item was mainly due to the merger of the subsidiary Braskem Qpar into Braskem, which enabled Braskem to use accumulated tax credits, mainly those related to PIS/COFINS taxes, for the taxes owed by Braskem Qpar.

In non-current assets, the main variations were due to the prepayment of income tax and social contribution (CSLL) in 2015, in the amount of R$162,740, and the increase in normal ICMS tax transactions, in the amount of R$99,256.

Deferred income tax and social contribution

The increase in the balance of this item was mainly due to the recognition of deferred taxes on tax losses in the amount of R$1,700,392 and on exchange variation in the amount of R$1,623,094 (appreciation in the U.S. dollar against the Brazilian real in the fiscal year, since the Company adopts cash basis accounting for the taxation of exchange variation).

Other accounts receivable

The main variations in this item were due to: (i) capitalizable costs with the Ascent project – R$89 million; (ii) assets received from negotiations with clients and destined for sale – R$53 million; and (iii) prepaid expenses – R$28 million.

Property, plant and equipment

The variation in the balance of this line is mainly due to the increase in project costs of the subsidiary Braskem Idesa in Mexico in the amount of R$5,239 thousand (R$2,772 thousand in costs with the plant's construction and R$2,467 thousand in currency-translation adjustments).

Liabilities

Borrowings

The variations in this item are explained in general in item 10.1 (f) of this Reference Form.

Project finance

The variation in the balance of this item is due to the release of the last drawdowns of the project finance for the subsidiary Braskem Idesa and to the depreciation in the Brazilian real against the U.S. dollar.

Taxes payable

The main variations in this item were the payments of income tax in Brazil and abroad, by the subsidiary Braskem America, which represented the highest payments.

Dividends

The main variation in this item refers to the recognition of the mandatory minimum dividend for the fiscal year, in the amount of R$752,635 thousand.

Post-employment benefits

In current liabilities for 2014, the balance of this item refers to the Petros Copesul plan, which was fully settled in 2015.

In non-current liabilities, the variation in this item is due to the complementing of defined-benefit plans at the subsidiaries located in the United States and Germany, in the amount of R$31,365 thousand, and to the provision for the health plan, in the amount of R$54,166.

Derivatives operations

The main variation in this item refers to the currency swap linked to the Export Credit Note (NCE), a transaction whose purpose is to offset CDI risk, maintaining dollarized Braskem's exposure to

long-term financial liabilities. The impact in the fiscal year was due to the variation in the U.S. dollar/Brazilian real exchange rate.

Ethylene XXI Project loan

This item refers to the loan obtained from non-controlling shareholder of Braskem Idesa to cover the subsidiary's expenses and which will be repaid using the cash generated by the Ethylene XXI project. This variation is due to the receipt of new amounts and to the impact from the depreciation in the Brazilian real against the U.S. dollar.

Shareholders' equity

Profit reserves

The main variation in this item was due to the retained earnings accrued based on the capital budget, in accordance with Article 196 of Federal Law 6,404/76, which will be allocated to future investments, in the amount of R$2,010,542 thousand.

Other comprehensive results

The increase in this item is mainly related to the hedging of exports and future sales. The amount recognized in the fiscal year, net of taxes, was R$6,403,241 thousand.

Fiscal year ended December 31, 2014

The most significant variations in the financial statements for the fiscal year were as follows:

Consolidated – in thousands of R$	2014	2013	Vertical Analysis	Horizontal Analysis
Assets				
Current				
Cash and Cash Equivalents	3,993,359	4,335,859	8%	-8%
Inventories	5,368,146	5,033,593	11%	7%
Non-current				
Deferred Income Tax and Social Contribution	870,206	1,123,313	2%	-23%
Property, Plant and Equipment	29,001,490	25,413,548	59%	14%
Total Assets	49,421,751	46,815,790	100%	6%
Liabilities				
Current				
Trade Accounts Payable	10,852,410	10,421,687	0	0
Taxes Payable	203,392	445,424	0	-1
Advance Payments from Clients	99,750	297,403	0%	-66%
Post-Employment Benefits	336,357	158,137	1%	113%
Non-Current				
Borrowings	18,918,021	17,353,687	38%	9%
Project finance	7,551,033	4,705,661	15%	60%
Taxes Payable	30,699	902,875	0%	-97%
Ethylene XXI Project Loan	792,188	370,420	0	1
Deferred Income Tax and Social Contribution	603,490	863,405	1%	-30%
Shareholders' Equity				
Other Comprehensive Results	-2,924,057	-1,092,691	-6%	168%
Total Liabilities	49,421,751	46,815,790	100%	6%

Assets

Inventories

The balance of this line was affected mainly by the weaker demand at the end of the fourth quarter, which led to a higher balance of inventories in relation to the previous year.

Deferred income tax and social contribution

The decrease in the balance of deferred income tax and social contribution tax is mainly explained by the use of tax losses and the negative base for social contribution tax to settle installments due under Federal Law 11,941/09.

Property, Plant and Equipment

The variation in this balance in the fiscal year was mainly due to spending on the construction of the Ethylene XXI project in Mexico.

Liabilities

Trade accounts payable

This balance of this line holds exposure of over 60% to the U.S. dollar. The increase in this line was driven mainly by the appreciation in the U.S. dollar against the Brazilian real of 13% in the year.

Taxes payable

The decrease in the balance of taxes payable was mainly due to the settlement of installments under Federal Law 11,941/09 in November 2014 in the amount of R$1,022,698 thousand involving current and non-current liabilities.

Advances from customers

The decrease in the balance of this line was mainly due to the sales made during the fiscal year to clients with advances outstanding.

Post-employment benefits

The increase in this line was mainly due to the additional provision accrued for the Petros Copesul Plan.

Borrowings

The variations in this line were explained in general in item 10.1 (f) herein.

Project finance

This liability refers to the financing obtained by the subsidiary Braskem Idesa for the construction of the Ethylene XXI Project in Mexico.

Ethylene XXI project loan

This account refers to the loan obtained from the non-controlling shareholder of Braskem Idesa to be paid using the cash generated by the Ethylene XXI project.

Deferred income tax and social contribution

The decrease in the balance of this line is related to the merger of Braskem Qpar S.A. into Braskem S.A., which enables offsetting using deferred tax assets.

Shareholders' equity

Other comprehensive income

The main effect on this line was the adoption of hedge accounting by Braskem S.A. and Braskem Idesa. As a result of this adoption, the Company recognized exchange variation in the amount of R$2,611,655 thousand in 2014, with a deduction from income tax and social contribution tax in the amount of R$868,259 thousand.

Fiscal year ended December 31, 2013

The most significant changes to the financial statements were as follows:

Consolidated – in thousands of R$	2013	2012	Vertical Analysis	Horizontal Analysis
Assets				
Current				
Recoverable taxes	2,237,213	1,476,211	5%	52%
Other accounts receivable	240,218	818,434	1%	-71%
Non-current				
Property, Plant and Equipment	25,413,548	21,176,785	54%	20%
Total Assets	46,815,790	41,169,966	100%	14%
Liabilities				
Non-current				
Project finance	4,705,661	0	10% -	
Shareholders' Equity				
Other comprehensive results	-1,092,691	337,411	0	-4
Total Liabilities	46,815,790	41,169,966	100%	14%
Income statement for the fiscal year				
Financial result				
Financial expenses	-2,549,111	-3,926,209	-6%	-35%
Net Revenue	40,969,490	20,634,400		

Assets

Recoverable taxes

In 2013, the variation in the balance of this item was mainly due to the R$541,904 thousand related to Value Added Tax (IVA) levied on purchases of machinery and equipment for the Ethylene XXI project that is currently being implemented in Mexico by the subsidiary Braskem Idesa. These credits will be reimbursed in cash by the local government after validating the credits in accordance with the country's established tax procedures.

Other accounts receivable

The decrease is due to the receipt of the amount from the divestment of Cetrel and Braskem Distribuidora in December 2012 (R$652,100 thousand, included in the balance of this item on December 31, 2012).

Property, plant and equipment

The change in the fiscal year is due mainly to the construction of the Ethylene XXI project in Mexico.

Liabilities

Project Finance

This liability corresponds to the financing obtained by the subsidiary Braskem Idesa for the construction of the Ethylene XXI Project in Mexico.

Shareholders' Equity

Other comprehensive income

The main effect in the fiscal year is related to the designation as hedge accounting of the operation through which financial liabilities in foreign currency were used as cash flow hedge instruments originating from future exports, which resulted in the amount of: (i) R$2,303,540 thousand related to exchange variation recorded under shareholders' equity; and (ii) R$783,204 thousand related to income tax and social contribution. The net effect of the operation in 2013 was R$1,520,336 thousand.

Financial result

Financial expenses

The main factor reducing financial expenses was the designation as hedge accounting, as mentioned in the previous item.

10.2 Officers' comments on the Company's operating and financial results

(a) operating results of the Company

The Company's operational strategy is based on the optimization of its assets by means of the maintenance of high rates of capacity use in all industrial units managed thereby, prioritizing the commercialization of products of a greater added value in more profitable markets and segments. As a result of such effort, the Company has been presenting high levels of operational trustworthiness with less volatility in the rates of use of the capacity of its industrial units.

(i) description of any important revenue components

The Company generates its revenue mainly from the production and sale of products in the basic petrochemical, polyolefins and vinyls (PVC, caustic soda and EDC) segments and from chemical distribution.

2015

In 2015, despite the contraction in Brazil's resin market, Braskem posted its best results ever. In addition to the good industrial performance in Brazil and the excellent performance of units in the United States and Germany, the record-high result was also driven by three main factors: export capacity, the international expansion strategy and healthy international petrochemical spreads.

However, this was not the situation in Brazil's chemical industry. Despite the local-currency depreciation over 2015, the lack of competiveness of local producers, especially given the high Brazil cost, prevented the industry from adequately benefitting from export opportunities, which led the trade balance to continue posting a deficit, of US$25.4 billion.

Moreover, domestic sales by the chemical industry in the year contracted 5.4%, while domestic demand for chemical products contracted 6.8%. The industry operated at an average capacity utilization rate of 78%, down from the previous year. Note also that new investments in the industry will be planned only if plants have the conditions required to operate at significantly higher utilization rates, which will only be possible with improvements in the competitiveness of local producers.

In 2015, Brazil's resin demand reached approximately 4,926 kton, decreasing 7.6% from 2014. This situation led Braskem to pursue opportunities in the export market during the year in order to maintain its plants in Brazil operating at high capacity utilization rates.

In this context, Braskem sold 3,362 kton in Brazil in 2015, 6% less than in 2014, although representing a recovery of 1 p.p. in market share.

In 2015, the Company posted record-high resin and basic petrochemical exports of 1.4 million tons and 1.5 million tons, respectively, representing increases of 28% and 1% on the prior year.

2014

The recovery in the U.S. economy and the good performance of other developed markets, such as the United Kingdom, had a positive impact on the world economy in 2014. However, world GDP growth fell short of initial forecasts for the year, reflecting the slower growth in emerging economies and in the euro zone.

China posted GDP growth of 7.4% in 2014, below the 7.5% target set by the government, but still above the consensus expectation of 7.2%. This weaker economic growth reflects the shift in China's growth policy, with the adoption of a greater emphasis on domestic consumption and on sustainability.

In the case of the Brazilian economy, GDP growth was 0.1%, reflecting the fewer number of business days during the World Cup, the contraction in industrial production and higher interest rates. In this context, sales volume in Brazil's thermoplastic resin market amounted to 5.3 million tons, down 1% on the previous year.

Despite the challenging scenario, Braskem, in keeping with its commitment to develop the plastics chain and its spirit of serving Clients, worked together with Brazilian Plastics Industry Association (ABIPLAST) and the manufacturing industry to advance the Plastics Chain Incentive Plan (PIC). A structural initiative for the industry, the plan provides incentives to boost competitiveness and foster innovation in the industry, stimulate exports of manufactured plastic goods and promote the advantages of plastics.

In terms of the performance of Braskem's financial indicators, net revenue was R$46 billion, representing growth of 12% in relation to 2013, with these figures reflecting the depreciation in the Brazilian real, the recovery in petrochemical prices at the global level and the higher PP sales volume at the United States & Europe business unit.

2013

The global economy showed signs of recovery, as reflected by the better performance of the U.S. economy and indications that the euro zone had begun to emerge from crisis. Meanwhile, China's economy grew in line with market expectations, with the country's GDP expanding 7.7% in 2013. This scenario helped support a recovery in the profitability of the world petrochemical industry, with spreads for thermoplastic resins and key basic petrochemicals expanding 28% and 12%, respectively.

In Brazil, GDP grew 2.3%, influenced by the good performance of certain sectors, such as food, infrastructure, automotive and agribusiness, as well as the restocking trend in the chain, positively influencing the apparent consumption of thermoplastic resins, which grew 8% in relation to 2012. The country's chemical and petrochemical industries enjoyed an important achievement in 2013. The Brazilian government, in response to one of the proposals prepared by the Chemical Industry Competitiveness Council, approved cuts in the PIS and COFINS tax rates on raw material purchases by first and second generation producers, which serve various sectors of the economy.

In this context, Braskem recorded solid results in 2013. Net revenue was R$41 billion, representing growth of 13% in relation to 2012, with this figure reflecting the depreciation in the Brazilian real and the recovery in petrochemical prices in the international market.

(ii) factors materially affecting the operating results

In the last three fiscal years, the main factors materially affecting the Company's operating results were:

(i) variations in the prices of key inputs (especially naphtha), resins and basic petrochemicals in the international market;

(ii) variations in sales volume in the domestic and international markets (primarily due to variations in the supply-demand balance);

(iii) currency variation, inflation and fluctuations in interest rates;

(iv) changes in tax legislation;

(v) capture of efficiency gains in the production process;

(vi) need for scheduled maintenance shutdowns at its basic petrochemical units; and

(vii) the performance of the world and Brazilian economies.

2015

In terms of feedstock supply, the year was marked by two important agreements: (i) in August 2015, the power supply agreement with CHESF, valid through 2037; and (ii) on Dec. 23, 2015, the petrochemical naphtha supply agreement with Petrobras for annual supply of 7 million tons of naphtha over five years, at a price corresponding to 102.1% of the ARA price reference.

Crude oil prices fell sharply over the course of 2015, which reduced the competitive advantage of gas-based producers compared to naphtha-based producers.

In this scenario, naphtha, the main feedstock used by the global petrochemical industry, registered an average price in the year of US$462/t, down 45% from 2014. The decline is partially explained by the 47% drop in crude oil prices in the period, to an average price of US$52/bbl, which were pressured by concerns with the expansion in global supply in a scenario of weaker demand, especially from China.

The average price of natural gas in 2015 was US$139/t (US$2.76 /MMBTU), down 39% from 2014.

The average spread (difference between the price of petrochemicals and the price of naphtha) of Braskem's thermoplastic resins in Brazil reached US$1,125/ton in 2015, down 25% from 2014. In the case of the main basic petrochemicals, average spreads contracted by 20% compared to 2014, due to lower crude oil prices.

2014

Braskem invested R$2.5 billion in 2014, of which some 60% was allocated to improving and maintaining its assets and 25% was allocated to building the new petrochemical complex in Mexico, which plays a fundamental role in the company's strategy to diversify its feedstock profile and make it more competitive.

Nevertheless, the year 2014 remained a challenging one for the industry. The lack of cost competitiveness due to the high tax burden, energy prices and infrastructure issues, among other factors, led the industrial sector to post a record trade deficit of US$109 billion.

Braskem's strategy remained centered on strengthening its business by: (i) increasing the competitiveness of its feedstock matrix by reducing its cost and diversifying its profile; (ii) continuing to strengthen its relationships with Clients; (iii) supporting the development of Brazil's petrochemical and plastics chain; (iv) pursuing higher operational efficiency; and (v) maintaining the company's financial health and cost discipline.

Braskem's consolidated EBITDA reached R$5.6 billion, increasing 17% on the prior year. Factors contributing to the performance were the level of petrochemical spreads in the international market and the weaker Brazilian real. The result also incorporates the net positive effect of R$218 million attributed primarily to the divestment of non-strategic assets and to the full settlement of the payment plan under the Refis tax amnesty program established by Federal Law 11.941/09.

In view of the aforementioned, Braskem posted net income of R$726 million. A highlight was the adoption, in the fourth quarter, of hedge accounting for the project in Mexico.

2013

EBITDA reached R$4.8 billion, increasing 22% on the prior year. The main factors contributing to this performance were (i) the better sales mix of thermoplastic resins; (ii) the higher contribution margin, which was positively influenced by the recovery in resin and basic petrochemical spreads in export markets and by the tax relief on raw material purchases explained earlier; and (iii) the depreciation in the Brazilian real.

Net income amounted to R$507 million, reflecting the better operating performance in the period and the adoption, as of May, of hedge accounting, which better translates the effects of exchange variation on the Company's debt and profit or loss.

(b) changes in revenues due to modification of prices, exchange rates, inflation, variations of volume and introduction of new products and services

As the prices of the Company's main products are based on international references in dollar, the Company's prices vary due to changes in these international references, as well as changes in the exchange rate. Therefore, the impacts of prices and exchange rates shall be jointly analyzed. To analyze the changes in volumes, the Company's Officers separated the information between thermoplastic resins and basic petrochemicals, in order to better understand the behavior of each segment.

In 2015, Braskem's consolidated net revenue was US$14.3 billion, down 27% from the prior year. In Brazilian real, net revenue was R$47.3 billion, increasing 3%. The reduction in international resin and petrochemical prices due to lower oil and naphtha prices was offset by the increase in total sales volume and the 42% average Brazilian real depreciation between the periods. Excluding naphtha/condensate resales from the analysis, net revenue in the quarter decreased by 29% in U.S. dollar and was stable in Brazilian real.

On the same basis, revenue from overseas markets, in U.S. dollar, came to US$6.8 billion, down 20% from 2014, also influenced by the lower average price of resins and basic petrochemicals in the international market. In Brazilian real, revenue from overseas markets accounted for 43% of Braskem's total revenue, at R$22.7 billion, of which R$10.2 billion came from exports.

In 2014, consolidated net revenue was R$46 billion, an increase of 12% on the prior year. This performance is explained by (i) higher PP sales from the USA and Europe business unit; (ii) the higher average resin price in the international market; and (ii) the average U.S. dollar appreciation of 9% in the period. In U.S. dollar, net revenue was US$20 billion, or 3% higher.

Excluding naphtha/condensate resale, Braskem's net revenue in 2014 was R$43 billion, or US$18 billion, increasing 11% and 2%, respectively.

On the same basis, export revenue came to US$7.2 billion, or R$17 billion, increasing 1% and 10%, respectively, on 2013. The highlights were the recovery in prices in the international market and higher sales by the USA and Europe business unit, as mentioned above.

In 2013, the Company's consolidated net revenue was R$41 billion, representing growth of 13% from the net revenue of R$36 billion registered in 2012, explained by (i) the increased sales of resins in the domestic market; (ii) the average appreciation of the U.S. dollar in the period of 10%. In U.S. dollar, net revenue was US$19 billion, up 3% from the prior year.

Export revenue in 2013 amounted to US$8.1 billion, up 2% from 2012. The increase in basic petrochemicals sales and the recovery in prices at the global level offset the lower resale and resin volumes.

Thermoplastic Resin Performance

In 2015, the Brazilian resin (PE, PP and PVC) market amounted to approximately 4.9 million tons, down 7.6% from 2014. Sales volume in the year came to 3.4 million tons, down 6% from 2014,

lagging the contraction in the overall market in the period, which supported a market share gain of 1 p.p.

In this context, Braskem sold 3,362 kton in Brazil in 2015, or 6% less than in 2014, which represents the recovery of 1 p.p. in market share.

The Company's resin exports in the year increased 28% to 1.4 million tons. Exports of the main basic petrochemicals came to 1.5 million tons, an increase of 1% from 2014.

In 2014, Brazil's thermoplastic resins market (PE, PP and PVC) reached nearly 5.3 million tons, down 1.0% from the previous year, due to the weak performance of the domestic economy.

Resin imports amounted to 1.8 million tons, increasing 50 kton on 2013, due to opportunistic imports.

In this scenario, Braskem's resin sales volume came to 3.6 million tons, decreasing 2.8% from 2013. The Company's market share stood at 67%, down 1 p.p. from the previous year.

In 2013, Brazil's thermoplastic resin market grew by 8% on the previous year to reach 5.4 million tons. Demand benefitted from the restocking trend in the chain during the first half of the year and the good performance of various sectors of the economy, such as agribusiness, automotive and infrastructure.

In line with its growth strategy and commitment to the domestic market, Braskem's sales amounted to 3.7 million tons, or 6% more than in 2012. The Company's market share was 68%.

Polyolefins

Heavily impacted by the weak performance of the Brazilian economy in 2015, domestic demand for polyolefins (polyethylene and polypropylene) was approximately 3.9 million tons, down 5% from 2014.

In 2015, production volume reached 4.2 million tons, up 4% from 2014, supported by high utilization rates throughout the year and the Company's capacity to export volumes not absorbed by the domestic market.

Braskem's domestic polyolefins sales contracted 3% to 2,833 kton. Its market share in 2015 stood at 73%, for a gain of 2 p.p. on 2014.

Meanwhile, export sales amounted to 1,307 kton, increasing 22% compared to 2014.

Performance (tons) POLYOLEFINS	2015 (A)	2014 (B)	2013 (C)	Change (A)/(B)
Sales - Domestic Market				
PE's	1,705,877	1,706,137	1,765,661	*0%*
PP	1,126,949	1,204,049	1,268,926	*-6%*
Total Domestic Market	2,832,827	2,910,185	3,034,587	*-3%*
Sales - International Market				
PE's	921,044	680,390	778,052	*35%*
PP	386,150	387,888	311,899	*0%*
Total Exports	1,307,193	1,068,279	1,089,951	*22%*
Total Sales				
PE's	2,626,921	2,386,527	2,543,713	*10%*
PP	1,513,099	1,591,937	1,580,825	*-5%*
Total Sales	4,140,020	3,978,464	4,124,538	*4%*
Production				
PE's	2,648,819	2,414,520	2,580,290	*10%*
PP	1,510,363	1,592,492	1,627,141	*-5%*
Total Production	4,159,182	4,007,012	4,207,431	*4%*

In 2014, domestic demand for polyolefins (PE and PP) was approximately 4.1 million tons, down 1% from 2013. The better performance of the retail and consumer goods industries was unable to offset the downturn in durable goods sectors, such as automotive, white line and industrial. Meanwhile, Braskem's sales fell by 4% to 2,910 million tons, with its market share in the year standing at 71%.

The Company's sales in the international market came to 1,068 ktons. The decrease in PE export volume, influenced by the lower production volume, was partially offset by higher PP sales due to windows of opportunity in other Latin American markets and in overseas markets.

In the year, production came to 4 million tons, down 5% on the previous year, explained by the scheduled and unscheduled maintenance shutdowns in the period.

In 2013, domestic demand for polyolefins (PE and PP) was 4.1 million tons, increasing 7% on 2012, driven by: (i) the retail, automotive, food, construction and agricultural sectors; and (ii) the opportunistic entry of a higher volume of imported materials. Meanwhile, Braskem's sales grew by 5% to 3.0 million tons, with its market share in the year at 74%.

Responding to the stronger domestic demand, exports decreased by 15%.

Vinyls

In 2015, Brazilian PVC demand came to approximately 1,048 kton, decreasing 16% compared to the previous year. The infrastructure and construction sectors, which are the resin's main consumers, were the ones that suffered the most from the effects of the economic crisis during the year.

PVC production volume in the year was 542 kton. Braskem's domestic sales in the period stood at 529 kton, decreasing 20% from 2014, with a market share of 51%.

In 2015, Braskem, taking advantage of more competitive opportunities overseas, began exporting PVC. Total PVC export volume in the period was 65 kton. In the case of caustic soda, production volume was 436 kton and domestic sales volume was 436 kton in 2015.

Performance (tons) VINYLS	2015 (A)	2014 (B)	2013 (C)	Change (A)/(B)
Sales - Domestic Market				
PVC	529,493	659,549	636,507	*-20%*
Caustic Soda	435,697	460,083	468,765	*-5%*
Total Domestic Market	965,191	1,119,632	1,105,272	*-14%*
Sales - International Market				
PVC	65,375	24	-	-
Caustic Soda	-	12,106	-	-
Total Exports	65,375	12,130	-	*439%*
Total Sales				
PVC	594,868	659,573	636,507	*-10%*
Caustic Soda	435,697	472,188	468,765	*-8%*
Total Sales	1,030,566	1,131,761	1,105,272	*-9%*
Production				
PVC	542,297	635,016	582,579	*-15%*
Caustic Soda	436,185	448,062	437,334	*-3%*
Total Production	978,482	1,083,078	1,019,913	*-10%*

In 2014, Brazilian demand for PVC was 1.2 million tons, down 2% on the prior year, with weak economic growth affecting the performance of the infrastructure and construction sectors.

Braskem's sales, however, amounted to 660 kton, growing 4% on 2013, supporting a market share gain of 3 p.p. to 53%. This good performance was influenced by the normalization of operations at the new plant in the state of Alagoas, which contributed to the 9% growth in PVC production.

The Company's caustic soda sales reached 460 kton in 2014, down 2%, also affected by the slowdown of the Brazilian economy.

In 2013, Brazilian PVC demand came to approximately 1.3 million tons, increasing 12% on the previous year, driven by the performance of the construction sector and the restocking trend. Due to the higher production volume (new plant in Alagoas), Braskem's sales followed this trend to reach 637 kton, ending the year with 50% market share.

Caustic soda sales were 469 kton, virtually in line with 2012. The lower production volume, which was affected by scheduled and unscheduled maintenance shutdowns, was offset by imports of products to take advantage of opportunities in the domestic market.

Basic Petrochemicals Performance

In 2015, despite being affected by the incident at the São Paulo cracker and the feedstock supply issues at the Rio de Janeiro site, ethylene production reached 3.4 million tons, increasing 4% from 2014.

The main factors contributing to this performance were (i) the good operating performance; (ii) the improvement in the competitiveness of naphtha-based crackers in the international market due to lower oil and naphtha prices; and (iii) the Company's capacity to export the surplus production not absorbed by the domestic market.

The production volume of the main basic petrochemicals also increased from the prior year, led by the production of propylene and paraxylene, which benefited from the high average cracker utilization rate.

In this context, ethylene/propylene sales volume grew 1%. BTX and Butadiene sales increased 2% in 2015.

Performance (tons) BASIC PETROCHEMICALS	2015 (A)	2014 (B)	2013 (C)	Change (A)/(B)
Sales - Domestic Market				
Ethylene/Propylene	965,154	957,123	924,435	*1%*
Butadiene	385,514	378,853	381,764	*2%*
BTX*	1,037,307	1,012,091	1,036,147	*2%*
Production				
Ethylene	3,357,078	3,237,886	3,372,825	*4%*
Propylene	1,389,796	1,306,636	1,505,595	*6%*
Butadiene	389,272	374,827	389,854	*4%*
BTX*	1,031,280	1,013,873	1,217,831	*2%*

BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

In 2014, the average capacity utilization of Braskem's crackers was 86%, with ethylene production decreasing 4% from 2013 to 3.2 million tons. The lower production is explained by (i) the scheduled maintenance shutdown (March-April) of one of the lines at the cracker in Triunfo; (ii) the scheduled shutdown of the cracker in São Paulo (September-October); and (iii) feedstock supply issues at the Rio de Janeiro site in the first half of the year.

Despite the lower production volume, combined sales of ethylene and propylene came to 957 kton in 2014, up 4% on the prior year, which is explained by the higher supply of products to third parties due to scheduled shutdowns at second-generation, as well as by the opportunities in the export market.

BTX and butadiene sales volumes decreased 1% and 2%, respectively, influenced by the lower production volume.

In 2013, a year, with the petrochemical complexes recording average utilization rates of 90%, Braskem posted record-high ethylene production of 3.4 million tons. The impacts from the scheduled maintenance shutdown on one of the cracker lines at Camaçari and the interruption in production caused by power outages in August were offset by the high utilization rates recorded in the first half of the year.

Ethylene and propylene sales amounted to 924 kton, in line with 2012. Butadiene sales increased 7%, reflecting the startup, in June 2012, of the 100 kton capacity expansion project. BTX sales, on the other hand, fell 2%, due to the reduction in production volumes between the periods.

United States and Europe Unit Performance

In 2015, U.S. demand for Polypropylene increased 5.5%. This good performance reflects the gain in competitiveness resulting from the lower price of propylene (feedstock used to make Polypropylene) due to the oversupply of propylene produced at refineries. In Europe, Polypropylene demand increased 5.18% in the year.

Initiatives to improve industrial productivity, such as identifying the best products for each plant, optimizing production parameters for each product (accelerating the production pace of these products) and adopting initiatives to eliminate logistics bottlenecks in inbound feedstock shipments, supported growth of 6% in Polypropylene production volume on the previous year.

Sales volume in the year advanced 6%, accompanying the higher supply and the improvement in the economic scenario, especially in the United States.

Performance (tons) UNITED STATES AND EUROPE	2015 (A)	2014 (B)	2013 (C)	Change (A)/(B)
Sales				
PP	1,973,274	1,862,560	1,790,693	*6%*
Production				
PP	1,967,028	1,855,676	1,785,938	*6%*

In 2014, the USA and Europe unit registered PP sales of 1.9 million tons. The 4% increase on 2013 is explained by the good performance of the automotive, industrial and consumer goods sectors, reflecting the recovery in the U.S. economy and the better performance of the European economy between the periods.

Furthermore, as a result of the investments made in maintenance and to increase the efficiency of assets over the last three years, Braskem expanded the production capacity of its plant in Seadrift, Texas (USA) by 40 kton/y.

In this context, the average utilization rate stood at 94%, while production volume reached 1.9 million tons, 4% higher than in 2013.

In 2013, the gradual improvement in the economic environment in the United States and euro zone had positive impacts on the International Business unit (i.e., the operations in the United States and Europe), which recorded PP sales volume of 1.8 million tons in the year, up 3% on 2012.

Another highlight was the average utilization rate of 91% recorded in 2013, or 2 p.p. higher than in the previous year, which is explained by continuous improvement in the operational management of assets and the better international scenario. As a result, PP production volume reached 1,786 kton, which is the best result since 2011.

(c) impact of inflation, variation in prices of the main inputs and products, foreign exchange and interest rate on the Company's operating result and financial result, when relevant

Similarly to the sales price of the main products, the naphtha's acquisition cost, main input of the Company's products, is also based on the international reference in dollar, and the price of this input is subject to the variation of international reference and variations in exchange rate.

In 2015, COGS amounted to R$36.9 billion, decreasing 8% from 2014. The higher sales volume and Brazilian real depreciation were offset by lower feedstock prices in the international market. In U.S. dollar, COGS came to US$11.1 billion, down 35% from 2014.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported from producers in North African and South American countries. The ARA naphtha price reference for domestic supply (three-month moving average) reached US$490/t in 2015, down 45% from US$897/t in 2014. The average ARA naphtha price, the price reference for imported naphtha, stood at US$462/t in the year, down 45% from US$836/t in 2014.

Following the signing of a new naphtha supply agreement with Petrobras on Dec. 23, 2015, the portion of naphtha acquired from Petrobras will be priced at 102.1% of the average ARA price in the previous month.

In 2015, the Mont Belvieu price reference for ethane consumed by the Rio de Janeiro cracker decreased 31% from 2014, to US$18 cts/gal (US$137/t). The price reference for propane decreased 57% to US$45 cts/gal (US$236/t).

Propylene, the main feedstock used by our units in the United States & Europe, accounted for 16.1% of consolidated COGS in 2015. The average international price reference in the U.S. Gulf (USG) stood at US$ 859/t, down 45% from the previous year, supported by the oversupply of propylene in the U.S. market.

In 2015, Selling, General and Administrative Expenses amounted to R$2,624 million, up 5% from 2014, mainly due to (i) the higher sales volume and the effect from exchange variation on expenses at the United States & Europe units; (ii) expenses related to innovation and technology; (iii) higher expenses with payroll and third-party services. In U.S. dollar, expenses amounted to US$788 million, down 26% from 2014.

In 2015, the net financial result was an expense of R$2,493 million, compared to the expense of R$2,391 million in the prior year.

Braskem holds net exposure to the U.S. dollar (more USD-pegged liabilities than USD-pegged assets). On Dec. 31, 2015, this exposure was formed: (i) in the operations, by 79% of suppliers, which were partially offset by 60% of accounts receivables; and (ii) in the capital structure, by 84% of net debt. Since its operating cash flow is heavily linked to the dollar, the Company believes that maintaining this level of net exposure to the dollar in liabilities acts as a natural hedge, which is in compliance with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar and approximately 80% of its costs are pegged to this currency.

Since Braskem regularly exports part of its production and aiming to better reflect exchange variation in its result, it designated, as of May 1, 2013, part of its dollar-denominated liabilities as hedge for its future exports (hedge accounting of exports).

The subsidiary Braskem Idesa, aiming to better reflect exchange variation in its profit and loss, decided, on Oct. 1, 2014, to designate the dollar-denominated liabilities related to the financing of the Mexico project, which adopts a project finance model in U.S. dollar, as hedge for its future sales, which will be made in the same currency.

As a result, the exchange variation arising from liabilities related to the project, which amounted to US$3.2 billion on Dec. 31, 2015, is temporarily recorded under shareholders' equity and transferred to the income statement only when such sales occur, thus enabling the simultaneous recognition of the impact of the U.S. dollar on its liabilities and sales.

In this context, the effect from the 47% appreciation in the U.S. dollar on the consolidated net exposure generated a positive impact on the financial result of R$70 million in 2015.

In 2015, the net financial result excluding the effects from exchange and monetary variation was an expense of R$2,328 million, or R$268 million more than in 2014, which is explained by the effect from exchange variation on interest expenses of USD-denominated debt; the reinstatement of PIS and COFINS taxes on financial income; which were partially offset by the higher balance of cash and equivalents and the higher returns on financial investments due to the cumulative increase in the basic interest rate.

Braskem recorded consolidated net income in the year of R$2,899 million, or R$3,140 million to the Company's shareholders, related to Parent Company net income. Net income benefitted from the good operating performance and the adoption of hedge accounting, which better translates the effects of exchange variation on dollar-denominated liabilities to the Company's results.

In 2014, Braskem's cost of goods sold (COGS) amounted to R$40 billion, increasing 12% on the prior year, mainly explained by (i) the 9% average appreciation in the U.S. dollar, which generated a negative impact of R$2.9 billion; (ii) the higher PP sales volume by the USA and Europe business unit; and (ii) the higher average propylene price in the international market.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. In 2014, the average price of ARA naphtha, which is the reference for the imported naphtha, was US$836/ton, down 7% from the average price in 2013.

Regarding the average gas price in 2014, the Mont Belvieu reference prices for ethane and propane increased by 3% and 4%, to US$27 cts/gal (US$199/ton) and US$104 cts/gal (US$544/ton), respectively. The price increases observed in early 2014 due to the rigorous winter in the United States were partially offset by higher supply in the second half of the year and subsequent price declines.

In 2014, Selling, General and Administrative expenses amounted to R$2.5 billion, increasing 14% on the previous year. In 2013, Selling, General and Administrative expenses came to R$2.2 billion, virtually in line with 2012, reflecting Braskem's efforts to manage its costs. In 2014, Selling Expenses were R$1.2 billion, up 15% on the prior year. The result was primarily influenced by the higher expenses related to exports, such as storage and demurrage, due to higher sales volume; as well as by the Company's conservative strategy for granting credit in the chain.

In 2014, Braskem's consolidated EBITDA was R$5.6 billion or US$2.4 billion, increasing 17% and 8%, respectively. The main factors influencing this performance were the recovery in petrochemical spreads in international markets and the 9% depreciation in the Brazilian real. The result also reflects (i) the positive nonrecurring impact of R$277 million from the divestment of a non-strategic asset; and (ii) the net positive impact of R$72 million (explained below) related to additional inclusions and the full settlement of the outstanding tax installments under Federal Law 11,941/09 (Refis tax amnesty program); which were partially offset by (iii) the additional R$65 million provision for the Petros Plans; and (iv) the R$66 million negative impact from the fair value adjustment of inventory at the USA and Europe business unit to reflect the sharp decline in propylene and PP prices in international markets.

In 2014, the net financial result was an expense of R$2,391 million, compared to the expense of R$1,776 million in the prior year.

On December 31, 2014, Braskem's net exposure to the U.S. dollar was formed: (i) in the operations, by 59% of suppliers, which were partially offset by 78% of accounts receivables; and (ii) in the capital structure, by 74% of net debt.

In 2014, Braskem recorded net income of R$726 million, which benefitted from the improvement in its operating performance and from the divestment of non-strategic assets.

In this context, in 2014, the effect from the 13% U.S. dollar appreciation on the consolidated net exposure of liabilities not designated as hedge accounting generated a negative impact on the financial result of R$85 million.

In 2013, Braskem's cost of goods sold (COGS) was R$36 billion, increasing 10% from 2012, primarily reflecting (i) the higher volume of resin and basic petrochemical sales; and (ii) the 10% U.S. dollar appreciation between the periods, which generated a negative impact of R$2.9 billion. The higher costs were partially offset by the lower naphtha price in the international market and by the lower PIS and COFINS tax rates on raw material purchases that began to impact our profit and loss in mid-May.

. In 2013, the average price of ARA naphtha, the direct price reference for naphtha imports, was US$903/ton, down 4% from the average price in 2012.

. In 2013, the Mont Belvieu price reference for ethane fell 35% from 2012 to US$26 cts/gal (US$193/t), reflecting the product's higher supply in the U.S. market. Meanwhile, for propane, the Mont Belvieu price reference ended 2013 at US$ 100 cts/gal (US$523/t), or stable compared to the previous year. The USG price reference for propylene averaged US$1,563/ton, up 3% on 2013, influenced by the limited product supply in the region at the beginning of the year (scheduled shutdowns). In 2013, the USG price reference averaged US$1,515/t in 2013, up 14%, influenced by the higher number of shutdowns in the period.

In 2013, selling expenses came to R$1.0 billion, nearly 1.0% higher than in 2012, influenced by the sales mix. General and Administrative Expenses were R$1.3 billion, or 13% higher than in 2013, explained by (i) higher payroll expenses related to the wage adjustments granted under the collective bargaining agreement and to the price adjustment in the health insurance policy; and (ii) sporadic expenses with institutional marketing, advertising materials and third-party services. In 2013, General and Administrative Expenses were R$1.2 billion, or 1.4% higher than in 2012. In 2015, Braskem's consolidated EBITDA amounted to R$9,372 million, increasing 67% from 2014. In U.S. dollar, EBITDA advanced 17% to US$2,808 million.

The improvement compared to 2014 is mainly explained by (i) the good operating performance; (ii) healthy resin spreads in the international market; (iii) higher export volume; (iv) the performance of the USA & Europe operations; and (v) the 42% average Brazilian real depreciation.

In 2013, Braskem's consolidated EBITDA was R$4.8 billion, up 22% from 2012, with EBITDA margin excluding naphtha resales of 12.3%. In U.S. dollar terms, EBITDA increased 11% to US$2.2 billion. The main factors contributing to this performance were: (i) the higher volume of basic petrochemicals and the better sales mix of thermoplastic resins; (ii) the recovery in thermoplastic resin and basic petrochemical spreads in the international market, which increased 28% and 12%, respectively; (iii) the reduction in PIS and COFINS tax rates for raw material purchases, as

mentioned earlier. These factors offset the recognition of the nonrecurring expense of R$49 million related to the recognition of a labor claim involving the payment of overtime in the industrial operations, which impacted the 4Q13 result. Excluding the nonrecurring effects in 2012 and 2013, Braskem's EBITDA in 2013 grew 57% in Brazilian real and 43% in U.S. dollar.

In 2013, the net financial result was an expense of R$1,776 million, compared to the expense of R$3,394 million in the prior year.

On December 31, 2013, net exposure to the U.S. dollar was composed: (i) in the operations, by 63% of suppliers, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 75% of net debt.

In 2013, the effect from the 15% appreciation in the U.S. dollar on the net exposure of liabilities not designated as hedge accounting generated a positive impact on the financial result of R$255 million.

It is important to mention that in both cases this effect has no immediate impact on the Company's cash position, since the amount represents currency translation accounting impacts, especially on Braskem's debt, with any expenditure occurring only upon the maturity of the debt, which has an average term of 15.5 years (up from 14.8 years). The portion of debt denominated in U.S. dollar has an average term of 20.7 years.

If hedge accounting had not been adopted, exchange variation would have generated a negative impact on the net financial result of R$2.0 billion and Braskem would have recorded a net loss of R$1.0 billion in 2013.

Excluding the effects from exchange and monetary variation, the net financial result in 2013 was an expense of R$1,755 million, increasing R$274 million from the prior year, which is mainly explained by: (i) the increase in interest expenses, reflecting the hike in the Selic basic interest rate, which is the main indexer for BRL-denominated debt; (ii) the restatement of lawsuits related to participation in the Special Installment Program (PEP) of the state of São Paulo; and (iii) the application of the accounting rule for adjustment to present value due to the change in the payment term for raw materials acquired in the domestic market to 90 days as of 2Q12.

In 2013, Braskem recorded net income of R$507 million, which benefitted from the improvement in its operating performance. As mentioned above, to better reflect the effects of exchange variation on the profit and loss, Braskem adopted hedge accounting as of May 1. If the Company had not adopted this practice, it would have registered a net loss of R$1.0 billion.

10.3 – Events with occurred and expected significant effects in the financial statements

(a) introduction or disposal of an operating segment

In 2015, the Company did not introduce or dispose of any operating segment that caused or is expected to cause significant effects on its financial statements and profit or loss. As a result of the decision to maintain the investments in chemical distribution, which are the assets related to Quantiq, Braskem's consolidated results reflect the consolidation of its result in 2013.

(b) constitution, acquisition or disposal of equity interest

In July 2013, the Company acquired 2,000 shares, or 20% of the capital stock, of Odebrecht Comercializadora de Energia S.A., which is also controlled by Odebrecht Energia S.A., Odebrecht Agroindustrial S.A., Odebrecht Ambiental S.A. (currently Foz do Brasil S.A.) and Odebrecht Transport S.A., with each holding 20% of the capital stock. In July 2013, the shareholders of Odebrecht Comercializadora de Energia S.A. entered into a Shareholders' Agreement that established the rights and obligations of all parties.

In 2015, the Company did not constitute, acquire or dispose of any equity interest. In 2014, the Company concluded the sale of its subsidiary Distribuidora de Águas Triunfo S.A. ("**DAT**") to Odebrecht Ambiental ("**AO**") for R$315 million, which generated a R$277 million gain in its results.

(c) unusual events or transactions

In 2015, the following non-recurring transactions impacted Braskem's consolidated financial statements:

- the costs and depreciation of the industrial unit located at the Petrochemical Complex of Capuava in Mauá, São Paulo, which was shut down during a certain period due to the incident in October 2015, in the amount of R$54,011 thousand;
- provision for investment loss at the jointly owned subsidiary Propilsur, in the amount of R$112,076 thousand; and
- depreciation and maintenance of idled plants, in the amount of R$98,525 thousand.

In 2014, the following non-recurring transactions impacted Braskem's financial statements:

- income from the sale of Distribuidora de Águas Triunfo in the amount of R$277,338 thousand;
- income from the recognition of credits from subsidiaries used to settle installments, in the amount of R$98,263 thousand; and
- depreciation and maintenance of idled plants, generating an expense of R$119,834 thousand.

In 2013, the following non-recurring transactions impacted Braskem's financial statements:

- depreciation and maintenance of idled plants, the provision for remedying environmental damages and inventory adjustments, in the amount of R$203,207 thousand; and
- income of R$25,063 thousand from reduction in the balance of installments under Federal Law 11,941/09.

10.4 – Significant changes in accounting practices – Qualifications and emphasis of matter in the auditor's report

(a) relevant changes in accounting practices

2015

In 2015, there were no changes in our accounting practices.

2014

Of the various accounting practices that came into force in 2014, only CPC 07, which addresses technical guidelines for preparing the notes to the financial statements, had an impact on our financial statements. This impact did not affect the calculation of shareholders' equity or profit or loss, with only the presentation of notes affected. Since it simplified the presentation of the notes, we excluded information not relevant to the readers of the financial statements from the report.

In 2014, we conducted an analysis of deferred tax assets and liabilities, which resulted in the offsetting of their balances per legal entity for the purposes of presenting the balance sheet. The corresponding note continued to present the asset and liability balances per legal entity. The balance sheet for fiscal year 2013 was restated for comparison purposes.

2013

In 2013, we restated retroactively the financial statements for the fiscal year ended December 31, 2012, with the purpose of reflecting the effect from the recognition of the actuarial losses related to defined-benefit pension plans (Post-employment Benefits) recognized in other comprehensive results under shareholders' equity.

Also in 2013, given the decision not to conclude the sale of the subsidiaries Quantiq and IQAG, we consolidated the retroactive effects from the statement of operations for fiscal year 2012, which led to the restating of the financial statements for fiscal year 2012 for comparison purposes.

(b) relevant effects of the changes in accounting practices

As described in item 10.4(a) above, in 2015, there were no changes in our accounting practices. In 2014, we reviewed the preparation of the notes and offset the balances of deferred tax assets and liabilities per legal entity. In 2013, we recognized actuarial losses related to our defined-benefit pension plan and decided not to dispose of the investments in the subsidiaries Quantiq and IQAG, which in 2012 were available for sale.

(c) qualifications and emphasis in the auditor's report

We inform that the reports of the independent auditors issued for the fiscal years ended December 31, 2015, 2014 and 2013 do not include qualifications.

The emphasis of matter presented in the report of the independent auditor for the financial statements for fiscal year 2015 refers to the internal investigation and class action suit filed in the U.S. courts (Note 23 (d) to the financial statements for fiscal year 2015).

In 2014, there was no emphasis of matter in the report of the independent auditor.

In 2013, an emphasis of matter was presented in the report of the independent auditors for the Company's financial statements regarding the difference in the accounting practices for measuring the investments in associated companies and subsidiaries between IFRS and CPCs. According to the CPC standard, these investments must be measured using the equity method. On the other hand, the corresponding IFRS standard determines that these investments must be measured at fair value. As per our understanding, this emphasis of matter refers only to technical aspects and not the errors or omissions that could alter the judgment of the readers of the Company's financial statements.

10.5 - Officers' comments on critical accounting policies

We deem accounting policies as critical when they require Management to make estimates and judgments and to define assumptions based on experience that could affect the amounts reported in the financial statements.

The critical policies that require subjective or complex judgments regarding their effect on the profit or loss are presented below:

- **Deferred income tax and social contribution**

The recognition and the amount of deferred taxes assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company's future performance. These estimates are included in the Business Plan, which is submitted for approval of the Board of Directors. This plan is prepared by the Executive Board, which adopts as the main variables the prices of the products manufactured by the Company, prices of raw materials, gross domestic product, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. These variables are obtained from expert external consultants, historical performance of the Company and its capacity to generate taxable income, internal programs focused on operational efficiency and specific incentives from the Brazilian government for the petrochemical sector in Brazil.

- **Fair value of derivative and non-derivative financial instruments**

The Company evaluates the derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services like Bloomberg and Reuters. Nevertheless, the high volatility of the foreign exchange and interest rate markets in Brazil caused, in certain periods, significant changes in future rates and interest rates over short periods of time, leading to significant changes in the market value of swaps and other financial instruments.

The fair values of non-derivative, quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company's Management.

- **Useful life of assets**

The Company recognizes the depreciation and depletion of its long-lived assets based on their useful life estimated by independent appraisers and approved by the Company's technicians taking into consideration the experience of these professionals in the management of Braskem's plants. The useful lives initially established by independent appraisers are reviewed at the end of every year by the Company's technicians in order to check whether they need to be changed.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company's industrial plants are the information of manufacturers of machinery and equipment, level of the plants' operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The Company's management also decided that (i) depreciation should cover all assets value because when the equipment and installations are no longer operational, they are sold by amounts that are immaterial; and (ii) land is not depreciated because it has an indefinite useful life.

	2015 (%)	2014 (%)	2013 (%)
Buildings and improvements	3.42	3.38	3.42
Machinery, equipment and facilities	8.42	7.29	7.23
Mines and wells	8.89	8.83	8.96
Furniture and fixtures	10.48	10.82	10.28
IT equipment	20.55	20.15	21.21
Laboratory equipment	9.80	9.59	9.30
Safety equipment	9.91	9.79	9.83
Vehicles	19.09	19.91	20.02
Other	18.98	18.19	15.86

- **Impairment test and analysis**

(i) Tangible and intangible assets with defined useful lives

On the balance sheet date, the Company makes an analysis to determine if there is evidence that the accounting balance of long-lived tangible assets and intangible assets with defined useful lives may not be recoverable. This analysis is conducted to assess the likelihood of scenarios that could adversely affect its cash flow and consequent recovery of investments made in these assets. These scenarios arise from issues of a macroeconomic, legal, competitive or technological nature.

The following aspects are deemed significant by the Company and must be considered in this analysis: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a more strategic vision of the business and also remains in permanent contact with a team of external consultants. If the aforementioned variables indicate significant risk to cash flows, Management will conduct impairment tests.

(ii) Intangible assets with indefinite useful lives

The balances of goodwill from future profitability arising from business combinations and intangible assets with indefinite useful lives are tested for impairment once a year. These tests are based on the projected cash generation for a five-year period, which are extracted from the business plan of the Company. In addition to projected cash flow, perpetuity is also calculated based on a long-term perspective. Note that real growth is not considered in the calculation of perpetuity. Cash flows and perpetuity are adjusted to present value at a discount rate based on the weighted average cost of capital (WACC).

- **Provisions and contingent liabilities**

Existing contingent liabilities and provisions are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, pension, civil and tax lawsuits and administrative procedures.

The Management of Braskem, based on the opinion of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

Probable loss – these are proceedings for which there is a higher probability of loss than of a favorable outcome, i.e., the probability of loss exceeds 50%. For these proceedings, the Company recognizes a provision that is determined as follows:

(i) labor claims – the amount of the provision corresponds to the amount to be disbursed as estimated by the Company's legal counsels;

(ii) tax claims - the amount of the provision corresponds to the value of the matter plus charges corresponding to the variation in the Selic rate; and

(iii) other claims – the amount of the provision corresponds to the value of the matter.

Possible loss – these are proceedings for which the possibility of loss is greater than remote. The loss may occur, however, the elements available are not sufficient or clear to allow for a conclusion on whether the trend is for a loss or a gain. In percentage terms, the probability of loss is between 25% and 50%. For these claims, except for the cases of business combinations, the Company does not recognize a provision and mentions the most significant ones in a note to the financial statements. In business combination transactions, in accordance with the provision in CPC 15, the Company records the fair value of the claims based on the assessment of loss. The amount of the provision corresponds to the value of the matter, plus charges corresponding to the variation in the Selic rate, multiplied by the probability of loss, as determined by our external counsels.

The Company's management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the of a proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

- **Hedge accounting**

The Company designated foreign-denominated liabilities to hedge future exports. The transaction involves two main critical estimates and judgments: (i) the realization of exports already provided for in the Business Plan of the Company; and (ii) the capacity to refinance its liabilities in U.S. dollar. The maintenance of a minimum level of net liabilities in U.S. dollar is provided for in the Financial Policy of the Company.

Braskem Idesa designated all of the financing it obtained for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. The sales estimate are included in the project that was presented to the banks/lenders, which verified the consistency of the projection and in turn granted the parent company Braskem Idesa a financing line to be paid exclusively using the cash generated by these sales. All the commercial considerations of the project were based on market studies conducted by expert consulting firms during the feasibility-analysis phase.

All hedge transactions are in compliance with the accounting procedures and practices adopted by the Company, and effectiveness tests are conducted for each transaction on a quarterly basis, which prove the effectiveness of its hedge strategy.

10.6 - Officer's comments on important items not stated in the financial statements

(a) assets and liabilities directly or indirectly held by the Company not stated on the balance sheet (off-balance sheet items)

We inform that on December 31, 2015, there were no material items not recorded in the Company's financial statements related to:

(i) Operational leases, payable and receivable;
(ii) Written-off receivables portfolios on which the organization maintains risks and responsibilities;
(iii) Contracts for future sale and acquisition of products or services;
(iv) Contracts for unfinished construction projects;
(v) Contracts for future receivables from borrowings.

(b) other items not stated in the financial statements

We inform that there were no relevant items not stated in the Company's financial statements on December 31, 2015.

10.7 – Officers' comments on items not stated in the financial statements

(a) how these items alter or may alter revenues, expenses, operating result, financial expenses or other items in the issuer's financial statements.

We inform that there were no items not stated in the Company's financial statements on December 31, 2015.

(b) nature and purpose of the operation

We inform that there were no items not stated in the Company's financial statements on December 31, 2015.

(c) nature and amount of obligations assumed and rights granted for the issuer due to the operation

We inform that there were no items not stated in the Company's financial statements on December 31, 2015.

10.8 Officers' comments on the business plan

(a) investments

Braskem, as part of its medium- and long-term growth plan and in line with its strategy to diversify its energy matrix and increase its competitiveness by gaining access to feedstocks at competitive conditions, installed certain projects, which include:

(i) quantitative and qualitative description of current and future investments

Mexico Project

In line with its strategy to expand internationally and gain access to competitive feedstock, the integrated project in Mexico of Braskem and IDESA, which hold stakes of 75% and 25%, respectively, is approaching start-up. The project's construction ended 2015 at 99% completion. Today, the project is in the startup phase, and the Utilities area is already operational and ready to support the startup of the cracker and the launch of polyethylene production in the first few months of 2016. Located in the Mexican state of Veracruz, the Ethylene XXI Project involves the annual production of 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock, and is based on a supply agreement with PEMEX-Gás for the delivery of 66,000 barrels/day for 20 years, using Mont Belvieu price as reference.

The project's main focus will be to meet the demand from an undersupplied Mexican polyethylene market, which currently imports more than 70% of its annual consumption.

Around 700 people have already been hired to run the future operations of Braskem Idesa. The administrative buildings, laboratories and logistics infrastructure are all operational.

The commercial team is transitioning between the pre-marketing activities and the startup phase. Today, the subsidiary Braskem Idesa has a portfolio of around 370 clients and partnerships with distributors and traders in order to ensure a good start to its commercial activities. Total investment in 2015 amounted to US$4.9 billion, of which (i) US$3.2 billion was structured under a project finance model; and (ii) US$1.7 billion was via injections by the controlling shareholders.

Other projects under development

In July 2014, Braskem announced a project to produce ultra-high molecular weight polyethylene at its unit in La Porte, Texas (USA). Known commercially as UTEC, the resin was developed using 100% Brazilian technology and has applications across a wide range of industries.

The investments in UTEC production in the United States are scheduled to start up in the second half of 2016.

(ii) sources of financing for investments

The Company strives to meet its investments plan, prioritizing credit lines contracted with official agents (including financial institutions of support), both national and international (such as those described in item 10.1(f) of this Form in sub-item "loans with BNDES to support development"), since in general these agents offer more favorable terms for the Company.

Investments that are eligible for these sources will be financed by (i) cash flow from the Company's operating activities, or by (ii) other sources such as loans and financing (such as those described in all sub-items of item 10.1(f) of this Form).

(iii) relevant divestments in progress and any divestments planned

No relevant divestments are in progress or planned.

(b) previously announced acquisitions of plants, equipment, patents or other assets that could materially affect the Company's production capacity

No relevant acquisitions are in progress or planned, other than the Mexico project.

(c) new products or services

In 2015, nine new resin grades were added to the portfolio, with the following applications:

(i) description of research in progress already announced

- **Linear Polyethylene** for general, high-performance rotomolding applications, which features excellent mechanical properties and finish and is used in particular for agricultural and technical parts.

- **Homopolymer Polypropylene** for the production of big bags - as part of its ongoing effort to better serve Clients and comply with the requirements of Brazilian standard NBR 16029, Braskem complemented its portfolio of Polypropylene resins with UV protection.

- **Ethylene Vinyl Acetate (EVA)** for the footwear industry – a product with properties comparable to elastomers (rubber products), in expandable and reticulated compounds, but featuring lower density, which provides for a more anatomic design and a final product that is more flexible, lighter weight and more comfortable.

(ii) total amounts invested in research for the development of new products or services

Braskem invested the following amounts in research for the development of new products or services:

- 2015: R$176.4 million
- 2014: R$138.4 million
- 2013: R$115.8 million

(iii) projects under development that have already been announced

Braskem and Genomatica formed a partnership to produce biobased butadiene on a laboratory scale.

Seeking more sustainable solutions, Braskem and Genomatica, a U.S. bioengineering firm, announced, on November 23, 2015, the production of butadiene on a laboratory scale via a direct process using bio-based feedstock. This partnership for the development of a new technology for the input's renewable production began in 2013.

Butadiene is a raw material used to make rubber for tires, with applications as well in electronic devices, footwear, plastics, asphalt, construction materials and latex. Growing world demand for the material currently stands at over 9 million tons per year. The production of bio-based butadiene has the potential to improve the sustainability of day-to-day products made from the material, such as tires, while reducing their environmental footprint.

The program's results include:

1. ***Direct continuous production:*** the program's teams successfully developed a microorganism that consumes sugar and converts it into butadiene on a laboratory scale, in two-liter fermenters. Butadiene was continually produced, collected and measured over several days of fermenting.
2. ***Development of various direct routes and unprecedented enzymes:*** in its efforts to develop a better process, Genomatica used computational tools to analyze all possible ways in which the microorganism could, in theory, produce butadiene, and identified 60 potential biological routes. The five best routes were selected by empirical validation conducted by teams from Genomatica and Braskem in San Diego and Campinas, together with Braskem's resident scientists at the Innovation Center of Genomatica. The

team explored a large number of potential enzymes via environmental sampling and metagenomics in each stop of the potential metabolic routes. Genomatica then increased the enzymatic activity of non-native substrates by 60 times through high-capacity triage and enzymatic engineering.

3. ***More intellectual property:*** the program's team added substantially to the already significant intellectual property held by Braskem and Genomatica in this field. The effort focused on developing the best microorganisms and processes lends greater support to the next phase of development and represents an important competitive advantage.

(iv) total amounts invested in the development of new products or services

Braskem invested the following amounts in the development of new products or services:

2015: R$16.4 million

2014: R$18.2 million

2013: R$16.5 million

10.9 - Other material factors

There are no other factors that have materially influenced the Company's operating performance and that have not been identified or commented in the other items of this section.

12.5 / 12.6 – Composition and professional experience of the administration and fiscal board

The shareholder Petroleo Brasileiro S.A. did not send, up to now, the information about the people they wish to appoint as members of the Board of Directors and Fiscal Board, as provided for in the Shareholder Agreement signed on February 8, 2010, and stated that the information will be sent in the next few days. The Company will update and file the Administration Proposal once the referred information is received.

Name	Date of birth (dd/mm/yyyy)	Management Body	Date of election (dd/mm/yyyy)	Term of Office	Number of consecutive terms
Individual Taxpayers' Register (CPF)	**Profession**	**Elective position designated**	**Date of investiture (dd/mm/yyyy)**	**Was the individual appointed by the controlling company?**	**Total meetings held by the respective body since investiture**
Other positions and jobs performed in the Company					**Percentage of participation in the meetings (%)**
NEWTON SÉRGIO DE SOUZA	06/05/1953	Member of the Board of Directors only	06/04/2016	2 Years	Appointment refers to the 9th term of office
261.214.417-04	Lawyer	Chairman of the Board of Directors (Actual)	06/04/2016	Yes	6
He holds no other positions or jobs in the Company					100%
LUIZ DE MENDONÇA	30/05/1963	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 3rd term of office
063.523.448-36	Mechanical Engineer	Board of Directors (Actual)	06/04/2016	Yes	20
He holds no other positions or jobs in the Company					0%
DANIEL BEZERRA VILLAR	26/11/1972	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 2nd term of office
024.449.667-67	Civil Engineer	Board of Directors (Actual)	06/04/2016	Yes	19
He holds no other positions or jobs in the Company					89%

Name	**Date of birth (dd/mm/yyyy)**	**Management Body**	**Date of election (dd/mm/yyyy)**	**Term of Office**	**Number of consecutive terms**
Individual Taxpayers' Register (CPF)	**Profession**	**Elective position designated**	**Date of investiture (dd/mm/yyyy)**	**Was the individual appointed by the controlling company?**	**Total meetings held by the respective body since investiture**
Other positions and jobs performed in the Company					**Percentage of participation in the meetings (%)**
MAURICIO ROBERTO DE CARVALHO FERRO	04/04/1965	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 2nd term
371.505.961-34	Lawyer	Board of Directors (Alternate)	06/04/2016	Yes	10
He holds no other positions or jobs in the Company					20%
ALFREDO LISBOA RIBEIRO TELLECHEA	09/01/1957	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 5th term
296.191.810-34	Civil Engineer	Board of Directors (Actual)	06/04/2016	Yes	20
He holds no other positions or jobs in the Company					100%
MAURO MOTTA FIGUEIRA	13/03/1970	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 3rd term
115.134.858-90	Production Engineer	Board of Directors (Alternate)	06/04/2016	Yes	20
He holds no other positions or jobs in the Company					20%
ALVARO FERNANDES DA CUNHA FILHO	03/11/1948	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 5th term
030.495.905-72	Civil Engineer	Independent Board of Directors (Actual)	06/04/2016	Yes	20
He holds no other positions or jobs in the Company					95%
LUCIANO DEQUECH	07/11/1975	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 2nd term
280.029.928-22	Lawyer	Board of Directors (Alternate)	06/04/2016	Yes	10

Name	Date of birth (dd/mm/yyyy)	Management Body	Date of election (dd/mm/yyyy)	Term of Office	Number of consecutive terms
Individual Taxpayers' Register (CPF)	**Profession**	**Elective position designated**	**Date of investiture (dd/mm/yyyy)**	**Was the individual appointed by the controlling company?**	**Total meetings held by the respective body since investiture**
Other positions and jobs performed in the Company					**Percentage of participation in the meetings (%)**
He holds no other positions or jobs in the Company					0%
MARCELA APARECIDA DREHMER ANDRADE	03/01/1969	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 3rd term
515.029.505-10	Administrator	Board of Directors (Actual)	06/04/2016	Yes	20
She holds no other positions or jobs in the Company					80%
TICIANA VAZ SAMPAIO MARIANETTI	16/03/1971	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 1st term
544.408.075-34	Civil Engineer	Board of Directors (Alternate)	06/04/2016	Yes	n/a
She holds no other positions or jobs in the Company					n/a
CARLA GOUVEIA BARRETO	22/11/1967	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 1st term
617.162.195-15	Business Administrator	Board of Directors (Alternate)	06/04/2016	Yes	n/a
She holds no other positions or jobs in the Company					n/a

Name	Date of birth (dd/mm/yyyy)	Management Body	Date of election (dd/mm/yyyy)	Term of Office	Number of consecutive terms
Individual Taxpayers' Register (CPF)	**Profession**	**Elective position designated**	**Date of investiture (dd/mm/yyyy)**	**Was the individual appointed by the controlling company?**	**Total meetings held by the respective body since investiture**
Other positions and jobs performed in the Company					**Percentage of participation in the meetings (%)**
JOSÉ DE FREITAS MASCARENHAS	30/08/1941	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 9th term
000.630.535-00	Civil Engineer	Board of Directors (Alternate)	06/04/2016	Yes	20
He holds no other positions or jobs in the Company					5%
PAUL ALTIT	29/05/1958	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 1st term
667.368.977-34	Production Engineer	Board of Directors (Alternate)	06/04/2016	Yes	n/a
He holds no other positions or jobs in the Company					n/a
ANTONIO BRITTO FILHO	01/07/1952	Member of the Board of Directors only	06/04/2016	2 YEARS	Appointment refers to the 1st term
149.090.140-04	Journalist	Board of Directors (Actual)	06/04/2016	Yes	n/a
He holds no other positions or jobs in the Company					n/a
ISMAEL CAMPOS DE ABREU	14/08/1955	Member of the Fiscal Board only	06/04/2016	1 YEAR	Appointment refers to the 15th term
075.434.415-00	Accountant	Fiscal Board (Actual)	06/04/2016	Yes	9
He holds no other positions or jobs in the Company					100%

Name	Date of birth (dd/mm/yyyy)	Management Body	Date of election (dd/mm/yyyy)	Term of Office	Number of consecutive terms
Individual Taxpayers' Register (CPF)	**Profession**	**Elective position designated**	**Date of investiture (dd/mm/yyyy)**	**Was the individual appointed by the controlling company?**	**Total meetings held by the respective body since investiture**
Other positions and jobs performed in the Company					**Percentage of participation in the meetings (%)**
TATIANA MACEDO COSTA REGO TOURINHO	28/04/1978	Member of the Fiscal Board only	06/04/2016	1 YEAR	Appointment refers to the 3rd term
951.929.135-00	Business Administrator	Fiscal Board (Alternate)	06/04/2016	Yes	9
She holds no other positions or jobs in the Company					11.11%

Name	Date of birth (dd/mm/yyyy)	Management Body	Date of election (dd/mm/yyyy)	Term of Office	Number of consecutive terms
Individual Taxpayers' Register (CPF)	Profession	Elective position designated	Date of investiture (dd/mm/yyyy)	Was the individual appointed by the controlling company?	Total meetings held by the respective body since investiture
Other positions and jobs performed in the Company					Percentage of participation in the meetings (%)
AFONSO CELSO FLORENTINO DE OLIVEIRA	24/02/1972	Member of the Fiscal Board only	06/04/2016	1 YEAR	Appointment refers to the 7th term
874.220.506-91	Accountant	Fiscal Board (Alternate)	06/04/2016	Yes	9
He holds no other positions or jobs in the Company					0%
ALUIZIO DA ROCHA COELHO NETO	16.10.1972	Member of the Fiscal Board only	06/04/2016	1 YEAR	Appointment refers to the 7th term
031.525.087-94	Accountant	Fiscal Board (Actual)	06/04/2016	Yes	9
He holds no other positions or jobs in the Company					88.88%
IVAN SILVA DUARTE	11.10.1973	Member of the Fiscal Board only	06/04/2016	1 YEAR	Appointment refers to the 1st term
611.242.065-15	Accountant	Fiscal Board (Alternate)	06/04/2016	Yes	n/a
He holds no other positions or jobs in the Company					n/a
ANA PATRICIA SOARES NOGUEIRA	10/12/1969	Member of the Fiscal Board only	06/04/2016	1 YEAR	Appointment refers to the 7th term
535.222.575-53	Lawyer	Fiscal Board (Actual)	06/04/2016	Yes	9

Name	**Date of birth (dd/mm/yyyy)**	**Management Body**	**Date of election (dd/mm/yyyy)**	**Term of Office**	**Number of consecutive terms**
Individual Taxpayers' Register (CPF)	**Profession**	**Elective position designated**	**Date of investiture (dd/mm/yyyy)**	**Was the individual appointed by the controlling company?**	**Total meetings held by the respective body since investiture**
Other positions and jobs performed in the Company					**Percentage of participation in the meetings (%)**
She holds no other positions or jobs in the Company					0%

Professional experience / Declaration of possible convictions / Independence criteria

NEWTON SÉRGIO DE SOUZA

Mr. Newton de Souza became a member of Odebrecht Organization in 1988, as general counsel of Odebrecht S.A., becoming an executive officer in May, 1997. He is currently a member of the Board of Directors of Odebrecht S.A., which he entered in 2015. Prior to that, he was a member of the boards of directors of all Lead Companies of Odebrecht's business segments. In addition, Mr. Souza worked as the chairman of the board of directors of Companhia de Concessões Rodoviárias - CCR. All of the companies listed above are part of the same economic group as the issuer, with Odebrecht S.A. indirectly holding an interest greater than 5% of the same kind or class of securities of the Company. Mr. Souza also worked as a visiting attorney at law firm Dechert, Price & Rhoads (Philadelphia), as a senior attorney at law firm Pinheiro Neto Advogados, from 1976 to 1982, and as senior attorney of the Latin America and Caribbean Division of the World Bank (Washington, D.C.) from 1982 to 1987. Mr. Souza holds a Law degree from Pontifícia Universidade Católica do Rio de Janeiro (PUCRS) and holds a master's degree from the University of Pennsylvania. He also took the High Performance Boards course, taught by the IMD, in Lausanne, Switzerland. Mr. Souza does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

LUIZ DE MENDONÇA

Mr. Mendonça has been the Chief Executive Officer of Odebrecht Agroindustrial since March 2012. Prior to that, Mr. Mendonça occupied several executive positions and in the board of directors of subsidiaries and affiliates of the Company. Mr. Mendonça started working for the Company in July 2002, taking over the Vice Presidency, with the responsibility of heading the Polyolefin Business Unit, leading the areas of manufacture, innovation, technology, marketing and sale of the polyethylene, polypropylene and PET resins. In August 2008, he took over the Company's Basic Petrochemicals Business and, in 2009, as Vice Executive Officer, he was put in charge of the Polymer Unit. In January 2010, he became the Chief Executive Officer of Braskem Petroquímica S.A. and of Braskem QPar S.A. In March 2011 became the Chief Executive Officer of Braskem America Finance Company ("**Braskem Finance**") and of Braskem America Inc. ("**Braskem America**") and the Vice Chief Executive Officer in charge of the Company's International Businesses Unit. All of the companies listed above are part of the same economic group as the issuer. He has always worked in connection with the operational departments and also worked in France, China, United States and for the Rhodia/Rhône-Poulenc Group, a company of the chemical segment, having become the Vice Chief Executive Officer of Rhodia USA, with presence in the Group's Operational Committee in 2001. Mr. Mendonça holds a Production Engineering graduate from the Polytechnic School of the University of São Paulo, with an MBA from Insead/France. Mr. Mendonça does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

DANIEL BEZERRA VILLAR

Mr. Villar has been, since December 2012, in charge of People & Organization in Odebrecht S.A. He occupied, until 2012, the position of Managing Officer of Odebrecht Realizações Imobiliárias and also, in 2011, the position of Managing Officer of Odebrecht Realizações S.A., Bairro Novo, Brazil. From 2008 to 2010, he worked as Managing Officer of Construtora Norberto Odebrecht S.A. in Libya. All of the companies listed above are part of the same economic group as the issuer. Mr. Daniel Villar does not occupy an administration position in any third sector organization. Mr. Daniel Villar graduated in Civil Engineering from PUC -

RIO in 1995. The Board Member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

MAURICIO ROBERTO DE CARVALHO FERRO

Mr. Ferro has been, since December 2013, in charge of the legal department of Odebrecht S.A., and was an Officer at Braskem from 2001 to 2013, both companies being part of the same economic group. He also worked as an alternate member of the Board of Directors of Cetrel S.A. ("**Cetrel**"), which is also part of the same economic group as the issuer. He worked as a member of the Board of Directors of Ipiranga Petroquímica S.A. ("**IPQ**"), from April 2007 to July 2008; and of Companhia Petroquímica do Sul ("**Copesul**"), from April 2007 to July 2008. He was also an alternate of the Board of Directors of Politeno Indústria e Comércio S.A. ("**Politeno**") from February 2002 to April 2003 and a Vice Chairman of Politeno's Board of Directors from April 2003 to April 2005; an alternate member of the Board of Directors of Petroflex Indústria e Comércio S.A. ("**Petroflex**"), from October 2002 to April 2008, when the Company's interest was sold. He was also a member of Trikem's Board of Directors from 2003 to 2004; an alternate member of the Board of Directors of Nitrocarbono S.A. ("**Nitrocarbono**"); and a member of the Board of Directors of Polialden Petroquímica S.A. ("**Polialden**"), from 2001 to 2006, when it was merged into the Company. Mr. Ferro does not occupy an administration position in any third sector organization. Mr. Ferro holds a Law degree from Pontifícia Universidade Católica do Rio de Janeiro and holds master's degrees from the University of London and from the London School of Economics. In relation to possible convictions of any of the administrators and/or members of the fiscal board over the last 5 years, we hereby inform that: (i) there is currently an administrative proceeding being judged by the Office of the Attorney-General of the National Treasury (proceedings No. 11,958), through which CVM is questioning Mr. Maurício Roberto de Carvalho Ferro and other defendants for irregularities in the appraisal report of the Company's and Trikem's net equity. The proceedings, originally being judged by CVM under No. 08/05, was judged on December 12, 2007, with the application of a warning to said officers of the Company, due to a violation of article 264 of Law No. 6,404/76 and item VI of paragraph 1 of article 2 of CVM Ruling No. 319/99 and acquittal of the other charges. The official appeal was judged by the Board of Appeals of the National Financial System – CRSFN, on December 12, 2012, which appeal was denied and shelved. None of the other administrators and/or members of the fiscal board had: (a) any criminal conviction; (b) any conviction in administrative proceedings by CVM, except for the one referred to in item (i) above; and (c) any conviction made final and unappealable, in the judicial or administrative spheres, which has suspended or prevented them from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

ALFREDO LISBOA RIBEIRO TELLECHEA

Mr. Tellechea was in charge of the Company's Polyolefin Unit from 2008 to 2009. Prior to that, Mr. Tellechea occupied several positions in the Ipiranga Group, including the Managing Officer of Distribuidora de Produtos de Petróleo Ipiranga, from 2002 to 2006; the Managing Officer of Ipiranga Petroquímica from 2006 to 2007; and the Chief Executive Office of Copesul – Companhia Petroquímica do Sul, from 2007 to 2008 ("**Copesul**"). Mr. Tellechea is a Civil Engineering graduate from Pontifícia Universidade Católica do Rio Grande do Sul - PUC/RS and a marketing postgraduate from Escola Superior de Propaganda e Marketing - ESPM. Mr. Tellechea does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

MAURO MOTTA FIGUEIRA

Mr. Figueira became a member of the Odebrecht Group in 2010 and is currently Odebrecht's Financial Planning Officer. Mr. Figueira occupied the position of Senior Manager of Monitor Group do Brasil Ltda. – Empresa Global de Consultoria Estratégica, from 2008 to 2010, and the position of Marketing Controller of Janssen Cilag Farmacêutica Ltda. – pharmaceutical division of the Johnson & Jonhson Group, in 2007. Except for the position occupied in the Company, Mr. Figueira does not occupy an administration position in any third sector organization. Mr. Figueira is a production engineering graduate from the Polytechnic School of the University of São Paulo, USP, and has an MBA from the University of Virginia Darden School of Business (UVA). The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

ALVARO FERNANDES DA CUNHA FILHO

Mr. Cunha is the Chief Executive Officer of Valora, a group that integrates Valora Gestão e Negócios Ltda.; Valora Gestão de Investimentos Ltda.; Valora Performa Gestão e Negócios Ltda.; and Valora Assessoria em Operações Financeiras Ltda. Mr. Cunha occupied the position of Vice Chairman of the Board of Directors of Norquisa Química S.A., from 1997 to 1999. Mr. Cunha also occupied the position of Vice Chief Executive Officer of Odebrecht Química S.A., a company in the same economic group as the Company ("**Odebrecht Química**"), from 1995 to 1998. In 1993, Mr. Cunha worked as Vice Chief Executive Officer of Unipar – União de Indústrias Petroquímicas S.A ("**Unipar**"), representing the Odebrecht Group (a strategic shareholder in Unipar at that time). Mr. Cunha was Odebrecht's Petrochemical Investments Officer from 1987 to 1993. Mr. Cunha is a Civil Engineering graduate and a master in Economics from the Federal University of Bahia. Mr. Cunha does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. In addition, Mr. Alvaro Cunha is considered an independent member, based on the independence criterion set by the Brazilian Institute of Corporate Governance (*Instituto Brasileiro de Governança Corporativa* - IBGC). The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

LUCIANO DEQUECH

Mr. Luciano Dequech has been the General Counsel of Odebrecht Agroindustrial S.A. since 2007, which company belongs to the same economic group as the issuer. Prior to that, he was the General Counsel of Totvs S.A. from 2006 to 2007, which company is in the software segment; general counsel of Braskem S.A. from 2003 to 2006; and an intern at law firm Pinheiro Neto Advogados, from 2003 to 2009. Mr. Luciano Dequech holds a Law degree from the University of São Paulo and a master's degree in Civil Law from that same institution, and he also attended LL.M in Corporate Law at Insper, in São Paulo, and holds a specialization in Consumer Relations Law from the Pontifícia Universidade Católica in São Paulo. Mr. Luciano Dequech does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

MARCELA APARECIDA DREHMER ANDRADE

Mrs. Marcela Drehmer has been, since 2013, a Financial Officer at Odebrecht S.A. and occupied, from December 2010 to June 2013, the position of Vice President of Planning, Finances and Investors' Relations at Braskem, both companies belonging to the same economic group. She worked as a member of the

Board of Directors of Quattor Participações S.A. ("**Quattor Participações**"), of Quattor Química S.A. ("**Quattor Química**") and of Rio Polímeros S.A. ("**Riopol**"), in 2010. She worked as a member of the Board of Directors of Borealis Brasil S.A. from 2005 to 2006, and of Braskem Idesa SAPI, from 2010 to 2013. From 2005 to May 2010, Mrs. Drehmer occupied the position of Officer (not appointed under the bylaws) in charge of the financial sector of the Company, and from 2002 to 2005 she occupied the position of Structured Operations Manager. Mrs. Drehmer does not occupy an administration position in any third sector organization. Mrs. Drehmer is a Business Administration graduate from the University of Salvador and has an MBA in Finance from IBMEC in São Paulo. The board member hereby represents that she does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended her or prevented her from carrying out any professional or commercial activities. The board member declares that she is not a politically exposed person, as defined in the Brazilian legislation.

CARLA GOUVEIA BARRETO

Mrs. Carla Barretto became an employee of Odebrecht in 1994 and is currently in charge of the Planning Department of Odebrecht S.A., which companies belong to the same economic group as the issuer. A summa cum laude Business Administration graduate from the University of Salvador (UniFacs) since 1989, she completed her MBA in Business Management at Fundação Dom Cabral, in Belo Horizonte, in 2006. A professional with 20 years' experience in the areas of Controllership, Planning and Human Resources, and more recently in the business department, she began her career in the external audit team of PriceWaterhouseCoopers, in Salvador, in 1990. At the Odebrecht Organization, she has worked at Odebrecht S.A. as responsible for Planning and Human Resources, at Construtora Norberto Odebrecht as a Controller and at Braskem as Controllership Manager of the Polyolefin Unit, all of which within the same economic group. Over the last few years, she was a Business Officer, in charge of the investments in private properties of Odebrecht Properties, also a member of the same economic group as the issuer. Mrs. Barretto does not occupy an administration position in any third sector organization. The board member hereby represents that she does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented her from carrying out any professional or commercial activities. The board member declares that she is not a politically exposed person, as defined in the Brazilian legislation.

TICIANA VAZ SAMPAIO MARIANETTI

Mrs. Ticiana Marianetti is a Civil Engineering graduate from the Federal University of Bahia (UFBA) and holds an MBA from Haas Business School of the University of California Berkley. Before taking over the finance chair in Odebrecht Ambiental, in 2008, she occupied several positions in the Odebrecht Organization, in the engineering and finance departments, all from the same economic group as the issuer. Her previous experience includes positions at Bechtel Enterprises (EUA), as well as at Alterra Partners (Costa Rica and United Kingdom), both in the engineering, construction and project management segment, and has also worked for the Gerens Management Group (Spain). Mrs. Marianetti does not occupy an administration position in any third sector organization. The board member hereby represents that she does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended her or prevented her from carrying out any professional or commercial activities. The board member declares that she is not a politically exposed person, as defined in the Brazilian legislation.

JOSÉ DE FREITAS MASCARENHAS

Mr. Mascarenhas has been an officer at Odebrecht since September 2001, having occupied several executive positions in other companies of the Odebrecht Group, all from the same group as the issuer. He has also worked as vice chairman at CNI – National Confederation of Industry of Brazil, from October 1985 to October 2014, and as a chairman of the Federation of Industries of the State of Bahia, from 1992 to 2002, and again from April 2010 to March 2014. He was also a vice chairman of the Brazilian Association of Chemical Industries and Byproducts, from May, 1993 to April 2008, and also a member of the MBC – Competitive Brazil Movement, and in 2014 was elected member of the board of the Commercial Association of the State of Bahia. Since 2015 he has been the Chairman of the Board of Economics of the Industries Federation of the State of Rio de Janeiro – FIRJAN. Mr. Mascarenhas is a civil engineering graduate from UFBA. Mr. Mascarenhas does not occupy an administration position in any third sector organization. The Board Member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

PAUL ALTIT

Mr. Paul Altit started working for the Organization in February 1984, occupying the position of assistant. He has occupied several positions in the Odebrecht Organization and, from 2008 to the present date, has worked as Chief Executive Officer of Odebrecht Realizações Imobiliárias, all from the same economic group as the issuer. Between 2003 and 2007, he worked as Financial Officer and investors' relations officer at Braskem S.A. He was also a member of the Board of Directors of Copesul – Companhia Petroquímica do Sul, member of the Board of Directors of Politeno Indústria e Comércio S.A., member of the Board of Directors of Polialden Petroquímica S.A., and Investors' Relations Officer at Polialden Petroquímica S.A. He also occupied several executive positions at Construtora Norberto Odebrecht S.A., where he worked as Investors' Relations Officer from 1993 to 2002, having been presented by Latin Finance with the Trade Finance Deal of the Year award and by Euromoney with the Best Corporate Borrower award. He has also worked as Vice Assistant Chief Executive Officer of ODB, from 1989 to 1992. An Engineering graduate from the Federal University of Rio de Janeiro, he has a postgraduate degree in Finance from Pontifícia Universidade Católica do Rio de Janeiro. Mr. Altit does not occupy an administration position in any third sector organization. He hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

ANTONIO BRITTO FILHO

Mr. Britto has occupied, for seven years, the position of Chief Executive Officer of INTERFARMA, Association of the Pharmaceutical Research Association. Previously, from 2002 to 2009, he was Chief Executive Officer of Companhia de Calçados Azaleia, member of Braskem's Board of Directors and Vice Chief Executive Officer of Claro. His work in the private sector began after a political career, where he successively occupied the positions of Press Secretary of the Presidency of the Republic (1985), Congressman (1987-1994), State Minister of Social Security (1992-1994) and Governor of the State of Rio Grande do Sul (1995-1999). Mr. Britto does not occupy an administration position in any third sector organization. He hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. Moreover, Mr. Britto is considered an independent member based on the independence criterion set by the Brazilian Institute of Corporate Governance (*Instituto Brasileiro de Governança Corporativa* - IBGC). The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

AFONSO CELSO FLORENTINO DE OLIVEIRA

Mr. Afonso Celso has worked, since March 2008, as an Accounting Manager at CNO, a company belonging to the same economic group as the issuer. From July 1994 to February 2008, Mr. Oliveira worked at PricewaterhouseCoopers, occupying the position of Senior Manager. Mr. Oliveira is an Accounting Sciences graduate from the Federal University of Minas Gerais and holds an MBA from IBMEC Minas. Mr. Oliveira does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

ALUIZIO DA ROCHA COELHO NETO

Mr. Aluízio Rocha is currently in charge of the Controllership of Construtora Norberto Odebrecht S.A. ("**CNO**"), having been head of the International Tax Planning department of said company, which is a member of the same economic group as the issuer. From 2002 to 2008, Mr. Aluízio Rocha worked in the Company's tax department, having occupied the position of Tax Planning Manager.

He previously worked for 9 years at PricewaterhouseCoopers. Mr. Aluízio Rocha is an Accounting Sciences graduate from the Federal University of Espírito Santo and has an MBA in controllership from USP/FIPECAFI. Mr. Rocha does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

ISMAEL CAMPOS DE ABREU

Mr. Ismael Abreu has worked, since April 2011, as an Officer at Kieppe Participações e Administração Ltda., a company that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company. From 1995 to March 2011, he worked as a controller of Odebrecht S.A. ("**Odebrecht**"), a company that indirectly holds an interest exceeding 5% of a same kind or class of securities of the Company. The companies listed above are part of the same economic group as the issuer. From 1978 to 1985, he worked as a Manager of the Tax Consulting division of PricewaterhouseCoopers; from 1986 to 1988, he worked as a controller at Corrêa Ribeiro S.A. Comércio e Indústria; from 1989 to 1991, he worked as a Manager of the consultancy department of Arthur Andersen; and from 1992 to 1995, he was a quotaholder in Performance Auditoria e Consultoria. He was a member of the Fiscal Board of Petroflex Indústria e Comércio S.A. ("**Petroflex**"), until the sale of the interest held by the Company in Petroflex in April 2008. From March 2006 to March 2008, he worked as a member of the Fiscal Board of Companhia Petroquímica do Sul – Copesul ("**Copesul**"). Mr. Ismael Abreu is an Accounting graduate from Fundação Visconde de Cairú and holds a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento. Mr. Abreu does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

TATIANA MACEDO COSTA REGO TOURINHO

Mrs. Tatiana Tourinho has been, since May 2007, in charge of the Tax Planning of Construtora Norberto Odebrecht S.A. ("**CNO**"), a company that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company. From 2000 to April 2007, Mrs. Tatiana Tourinho worked in the tax department of

VIVO S/A, a company in the telephony segment, having occupied the position of Tax Planning Division Manager. She previously worked for 2 years at Arthur Andersen. Mrs. Tatiana Tourinho is a Public and Private Business Administration graduate from the Federal University of Bahia and holds an MBA in Management by IBMEC. Mrs. Tourinho does not occupy an administration position in any third sector organization. The board member hereby represents that she does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented her from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

ANA PATRÍCIA SOARES NOGUEIRA

Mrs. Nogueira is currently the chairwoman of the Fiscal Board of Cetrel, a company belonging to the same economic group as the issuer. She holds a Law degree from Universidade Católica de Salvador and an MBA in Corporate Management from the Getúlio Vargas Foundation. Moreover, Mrs. Nogueira is a partner in law firm Nogueira & Nogueira. She has occupied a seat as an alternate member of the Fiscal Board of Politeno, and also worked as general counsel for Braskem S.A. from 2001 to 2008. Between 1992 and 1994, Mrs. Nogueira was an attorney for Odebrecht S.A., a company that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company. Mrs. Nogueira does not occupy an administration position in any third sector organization. The member of the Fiscal Board hereby represents that she does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that she is not a politically exposed person, as defined in the Brazilian legislation.

IVAN DUARTE

Mr. Duarte is an officer of Kieppe Participações e Administração LTDA since January 2016, a company belonging to the same economic group as the issuer and indirectly holds an interest greater than 5% of a same kind or class of securities in the Company. Previously Mr. Duarte acted as manager at KPMG – Auditores Independentes, from 1995 to 2001, when he then started working as senior manager at PricewaterhouseCoopers Auditores until 2008. Between 2008 and 2015 Mr. Duarte was an officer at EAO Empreendimentos Agropecuários e Obras S.A., a company belonging to the Odebrecht Group, and that develops activities in the agribusiness, as well as food and beverage business. Mr. Duarte has a bachelor´s degree in accounting from Universidade de Salvador (UNIFACS), a MBA in financing from Fundação Getúlio Vargas, and a MBA in entrepreneurship from Babson College (Boston/USA). Mr. Duarte does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

12.7 / 12.8 – Composition of the statutory committees and the audit, financial and compensation committees

See below information on Permanent Support Committees to the Board of Directors, the term of office of which is still in effect.

Name Individual Taxpayers' Register (CPF) Other positions/jobs performed in the issuing body	Elected by the controlling companies Description of the committee	Independent member Position occupied	Profession Date of birth (dd/mm/yyyy)	Date of election (dd/mm/yyyy) Date of investiture (dd/mm/yyyy)	Term of Office	Number of consecutive terms Total meetings held by the body since investiture / Percentage of participation in the meetings (%)
ALFREDO LISBOA RIBEIRO TELLECHEA 296.191.810-34 Member of the company's Board of Directors.	Yes STRATEGY AND COMMUNICATIONS COMMITTEE	No Member of the Committee (Actual)	CIVIL ENGINEER 09/01/1957	14/04/2009 14/04/2009	2 Years	4 terms 5 / 100%
ALVARO FERNANDES DA CUNHA FILHO 030.495.905-72 Member of the company's Board of Directors.	Yes PERSONNEL AND ORGANIZATION COMMITTEE	Yes, according to the IBGC concept Member of the Committee (Actual)	CIVIL ENGINEER 03/11/1948	06/05/2010 06/05/2010	2 Years	3 terms 6 / 100%
ANDREA DAMIANI MAIA 245.431.308-12 Member of the company's Board of Directors.	No PERSONNEL AND ORGANIZATION COMMITTEE	No Member of the Committee (Actual)	LLAWYER 25/06/1971	15/12/2014 15/12/2014	2 Years	1 term 4 / 100%

ANTONIO APARECIDA DE OLIVEIRA	No	No	MECHANICAL ENGINEER	16/04/2015	2 Years	1 term
370.844.456-68	FINANCE AND INVESTMENTS COMMITTEE	Member of the Committee (Actual)	21/06/1960	16/04/2015		5 / 100%
Member of the company's Board of Directors.						
ARÃO DIAS TISSER	No	No	CIVIL ENGINEER	16/04/2015	2 Years	1 term
879.023.036-15	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Alternate)	20/07/1975	16/04/2015		4 / 0%
Member of the company's Board of Directors.						
DANIEL BEZERRA VILLAR	Yes	No	CIVIL ENGINEER	04/09/2013	2 Years	2 terms
024.449.667-67	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Actual)	26/11/1972	04/09/2013		6 / 83%
Member of the company's Board of Directors.						
JOSÉ DE FREITAS MASCARENHAS	Yes	No	CIVIL ENGINEER	15/12/2014	2 Years	1 term
000.630.535-00	FINANCE AND INVESTMENTS COMMITTEE	Member of the Committee (Alternate)	30/08/1941	15/12/2014		7 / 14%
Member of the company's Board of Directors.						
LUCIANO DEQUECH	Yes	No	LLAWYER	16/04/2015	2 Years	1 term
280.029.928-22	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Alternate)	07/11/1975	16/04/2015		4 / 0%
	STRATEGY AND COMMUNICATIONS	Member of the Committee (Alternate)		16/04/2015		1 / 0%

	COMMITTEE					
				16/04/2015		
Member of the company's Board of Directors and of the Personnel and Organization Committee and the Strategy and Communications Committee as Alternate.						
LUIS ADOLFO PEREIRA BECKSTEIN	No	No	ECONOMIST	16/04/2015		1 term
080.739.427-04	STRATEGY AND COMMUNICATIONS COMMITTEE	Member of the Committee (Alternate)	19/11/1978	16/04/2015	2 Years	1 / 0%
Member of the company's Board of Directors.						
LUIZ DE MENDONÇA	Yes	No	PRODUCTION ENGINEER	15/12/2014		1 term
063.523.448-36	STRATEGY AND COMMUNICATIONS COMMITTEE	Member of the Committee (Alternate)	30/05/1963	15/12/2014	2 Years	2 / 0%
Member of the company's Board of Directors.						
MARCELA APARECIDA DREHMER ANDRADE	Yes	No	BUSINESS ADMINISTRATOR	04/09/2013		2 terms
515.029.505-10	FINANCE AND INVESTMENTS COMMITTEE	Member of the Committee (Actual)	03/01/1969	04/09/2013	2 Years	11 / 91%
	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Alternate)		15/12/2014		5 / 0%
				15/12/2014		
Member of the company's Board of Directors and of the Finance and Investments Committee and Personnel Organization Committee, as actual and alternate, respectively.						

MARCUS VINICIUS DE OLIVEIRA MAGALHÃES	No	No	CHEMICAL ENGINEER	16/04/2015	2 Years	1 term
825.822.207-44	FINANCE AND INVESTMENTS COMMITTEE	Member of the Committee (Alternate)	04/09/1962	16/04/2015		5 / 0%
Member of the company's Board of Directors.						
MAURICIO ROBERTO DE CARVALHO FERRO	Yes	No	LLAWYER	15/12/2014	2 Years	1 term
371.505.961-34	STRATEGY AND COMMUNICATIONS COMMITTEE	Member of the Committee (Actual)	04/04/1965	15/12/2014		1 / 100%
	FINANCE AND INVESTMENTS COMMITTEE	Member of the Committee (Alternate)		16/04/2015		5 / 40%
				16/04/2015		
Member of the company's Board of Directors and of the Strategy and Communications Committee and the Finance and Investments Committee, as actual and alternate, respectively.						
MAURO MOTTA FIGUEIRA	Yes	No	PRODUCTION ENGINEER	09/05/2012	2 Years	2 terms
115.134.858-90	FINANCE AND INVESTMENTS COMMITTEE	Member of the Committee (Alternate)	13/03/1970	09/05/2012		11 / 73%
Member of the company's Board of Directors.						
PATRICK HORBACH FAIRON	No	No	ELECTRONIC ENGINEER	13/08/2012	2 Years	2 terms
293.710.580-72	STRATEGY AND COMMUNICATIONS COMMITTEE	Member of the Committee (Actual)	07/08/1955	13/08/2012		5 / 100%
Member of the company's Board of Directors.						

PAULO OLIVEIRA LACERDA DE MELO	Yes	No	CIVIL ENGINEER	15/12/2014	2 Years	1 term
069.488.394-87	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Actual)	25/03/1951	15/12/2014		4 / 75%
Member of the company's Board of Directors.						
ROBERTO PRISCO PARAÍSO RAMOS	Yes	No	ENGINEER	16/04/2015	2 Years	1 term
276.481.507-78	FINANCE AND INVESTMENTS COMMITTEE	Member of the Committee (Actual)	21/12/1948	16/04/2015		5 / 60%
	PERSONNEL AND ORGANIZATION COMMITTEE	Member of the Committee (Alternate)		16/04/2015		4 / 0%
				16/04/2015		
Member of the company's Board of Directors and of the Finance and Investments Committee and the Personnel Organization Committee, as actual and alternate, respectively.						
ROBERTO ZURLI MACHADO	No	Yes, according to the IBGC concept	ENGINEER	09/05/2012	2 Years	2 terms
600.716.997-91	FINANCE AND INVESTMENTS COMMITTEE	Member of the Committee (Actual)	27/11/1956	09/05/2012		11 / 73%
Member of the company's Board of Directors.						

Professional experience / Declaration of possible convictions / Independence criteria

ALFREDO LISBOA RIBEIRO TELLECHEA

Mr. Tellechea was in charge of the Company's Polyolefin Unit from 2008 to 2009. Prior to that, Mr. Tellechea occupied several positions in the Ipiranga Group, including the Managing Officer of Distribuidora de Produtos de Petróleo Ipiranga, from 2002 to 2006; the Managing Officer of Ipiranga Petroquímica from 2006 to 2007; and the Chief Executive Office of Copesul – Companhia Petroquímica do Sul, from 2007 to 2008 ("**Copesul**"). Mr. Tellechea is a Civil Engineering

graduate from Pontifícia Universidade Católica do Rio Grande do Sul - PUC/RS and a marketing postgraduate from Escola Superior de Propaganda e Marketing - ESPM. Mr. Tellechea does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

ALVARO FERNANDES DA CUNHA FILHO

Mr. Cunha is the Chief Executive Officer of Valora, a group that integrates Valora Gestão e Negócios Ltda.; Valora Gestão de Investimentos Ltda.; Valora Performa Gestão e Negócios Ltda.; and Valora Assessoria em Operações Financeiras Ltda. Mr. Cunha occupied the position of Vice Chairman of the Board of Directors of Norquisa Química S.A., from 1997 to 1999. Mr. Cunha also occupied the position of Vice Chief Executive Officer of Odebrecht Química S.A., a company in the same economic group as the Company ("**Odebrecht Química**"), from 1995 to 1998. In 1993, Mr. Cunha worked as Vice Chief Executive Officer of Unipar – União de Indústrias Petroquímicas S.A ("**Unipar**"), representing the Odebrecht Group (a strategic shareholder in Unipar at that time). Mr. Cunha was Odebrecht's Petrochemical Investments Officer from 1987 to 1993. Mr. Cunha is a Civil Engineering graduate and a master in Economics from the Federal University of Bahia. Mr. Cunha does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. In addition, Mr. Alvaro Cunha is considered an independent member, based on the independence criterion set by the Brazilian Institute of Corporate Governance (*Instituto Brasileiro de Governança Corporativa* - IBGC). The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

DANIEL BEZERRA VILLAR

Mr. Villar has been, since December 2012, in charge of People & Organization in Odebrecht S.A. He occupied, until 2012, the position of Managing Officer of Odebrecht Realizações Imobiliárias and also, in 2011, the position of Managing Officer of Odebrecht Realizações S.A., Bairro Novo, Brazil. From 2008 to 2010, he worked as Managing Officer of Construtora Norberto Odebrecht S.A. in Libya. All of the companies listed above are part of the same economic group as the issuer. Mr. Daniel Villar does not occupy an administration position in any third sector organization. Mr. Daniel Villar graduated in Civil Engineering from PUC - RIO in 1995. The Board Member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

LUCIANO DEQUECH

Mr. Luciano Dequech has been the General Counsel of Odebrecht Agroindustrial S.A. since 2007, which company belongs to the same economic group as the issuer. Prior to that, he was the General Counsel of Totvs S.A. from 2006 to 2007, which company is in the software segment; general counsel of Braskem S.A. from 2003 to 2006; and an intern at law firm Pinheiro Neto Advogados, from 2003 to 2009. Mr. Luciano Dequech holds a Law degree from the University of São Paulo and a master's degree in Civil Law from that same institution, and he also attended LL.M in Corporate Law at Insper, in São Paulo, and holds a specialization in Consumer Relations Law from the Pontifícia Universidade Católica in São Paulo. Mr. Luciano Dequech does not occupy an administration

position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

JOSÉ DE FREITAS MASCARENHAS

Mr. Mascarenhas has been an officer at Odebrecht since September 2001, having occupied several executive positions in other companies of the Odebrecht Group, all from the same group as the issuer. He has also worked as vice chairman at CNI – National Confederation of Industry of Brazil, from October 1985 to October 2014, and as a chairman of the Federation of Industries of the State of Bahia, from 1992 to 2002, and again from April 2010 to March 2014. He was also a vice chairman of the Brazilian Association of Chemical Industries and Byproducts, from May, 1993 to April 2008, and also a member of the MBC – Competitive Brazil Movement, and in 2014 was elected member of the board of the Commercial Association of the State of Bahia. Since 2015 he has been the Chairman of the Board of Economics of the Industries Federation of the State of Rio de Janeiro – FIRJAN. Mr. Mascarenhas is a civil engineering graduate from UFBA. Mr. Mascarenhas does not occupy an administration position in any third sector organization. The Board Member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

LUIZ DE MENDONÇA

Mr. Mendonça has been the Chief Executive Officer of Odebrecht Agroindustrial since March 2012. Prior to that, Mr. Mendonça occupied several executive positions and in the board of directors of subsidiaries and affiliates of the Company. Mr. Mendonça started working for the Company in July 2002, taking over the Vice Presidency, with the responsibility of heading the Polyolefin Business Unit, leading the areas of manufacture, innovation, technology, marketing and sale of the polyethylene, polypropylene and PET resins. In August 2008, he took over the Company's Basic Petrochemicals Business and, in 2009, as Vice Executive Officer, he was put in charge of the Polymer Unit. In January 2010, he became the Chief Executive Officer of Braskem Petroquímica S.A. and of Braskem QPar S.A. In March 2011 became the Chief Executive Officer of Braskem America Finance Company ("**Braskem Finance**") and of Braskem America Inc. ("**Braskem America**") and the Vice Chief Executive Officer in charge of the Company's International Businesses Unit. All of the companies listed above are part of the same economic group as the issuer. He has always worked in connection with the operational departments and also worked in France, China, United States and for the Rhodia/Rhône-Poulenc Group, a company of the chemical segment, having become the Vice Chief Executive Officer of Rhodia USA, with presence in the Group's Operational Committee in 2001. Mr. Mendonça holds a Production Engineering graduate from the Polytechnic School of the University of São Paulo, with an MBA from Insead/France. Mr. Mendonça does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

MARCELA APARECIDA DREHMER ANDRADE

Mrs. Marcela Drehmer has been, since 2013, a Financial Officer at Odebrecht S.A. and occupied, from December 2010 to June 2013, the position of Vice President of Planning, Finances and Investors' Relations at Braskem, both companies belonging to the same economic group. She worked as a member of the

Board of Directors of Quattor Participações S.A. ("**Quattor Participações**"), of Quattor Química S.A. ("**Quattor Química**") and of Rio Polímeros S.A. ("**Riopol**"), in 2010. She worked as a member of the Board of Directors of Borealis Brasil S.A. from 2005 to 2006, and of Braskem Idesa SAPI, from 2010 to 2013. From 2005 to May 2010, Mrs. Drehmer occupied the position of Officer (not appointed under the bylaws) in charge of the financial sector of the Company, and from 2002 to 2005 she occupied the position of Structured Operations Manager. Mrs. Drehmer does not occupy an administration position in any third sector organization. Mrs. Drehmer is a Business Administration graduate from the University of Salvador and has an MBA in Finance from IBMEC in São Paulo. The board member hereby represents that she does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended her or prevented her from carrying out any professional or commercial activities. The board member declares that she is not a politically exposed person, as defined in the Brazilian legislation.

MAURICIO ROBERTO DE CARVALHO FERRO

Mr. Ferro has been, since December 2013, in charge of the legal department of Odebrecht S.A., and was an Officer at Braskem from 2001 to 2013, both companies being part of the same economic group. He also worked as an alternate member of the Board of Directors of Cetrel S.A. ("**Cetrel**"), which is also part of the same economic group as the issuer. He worked as a member of the Board of Directors of Ipiranga Petroquímica S.A. ("**IPQ**"), from April 2007 to July 2008; and of Companhia Petroquímica do Sul ("**Copesul**"), from April 2007 to July 2008. He was also an alternate of the Board of Directors of Politeno Indústria e Comércio S.A. ("**Politeno**") from February 2002 to April 2003 and a Vice Chairman of Politeno's Board of Directors from April 2003 to April 2005; an alternate member of the Board of Directors of Petroflex Indústria e Comércio S.A. ("**Petroflex**"), from October 2002 to April 2008, when the Company's interest was sold. He was also a member of Trikem's Board of Directors from 2003 to 2004; an alternate member of the Board of Directors of Nitrocarbono S.A. ("**Nitrocarbono**"); and a member of the Board of Directors of Polialden Petroquímica S.A. ("**Polialden**"), from 2001 to 2006, when it was merged into the Company. Mr. Ferro does not occupy an administration position in any third sector organization. Mr. Ferro holds a Law degree from Pontifícia Universidade Católica do Rio de Janeiro and holds master's degrees from the University of London and from the London School of Economics. In relation to possible convictions of any of the administrators and/or members of the fiscal board over the last 5 years, we hereby inform that: (i) there is currently an administrative proceeding being judged by the Office of the Attorney-General of the National Treasury (proceedings No. 11,958), through which CVM is questioning Mr. Maurício Roberto de Carvalho Ferro and other defendants for irregularities in the appraisal report of the Company's and Trikem's net equity. The proceedings, originally being judged by CVM under No. 08/05, was judged on December 12, 2007, with the application of a warning to said officers of the Company, due to a violation of article 264 of Law No. 6,404/76 and item VI of paragraph 1 of article 2 of CVM Ruling No. 319/99 and acquittal of the other charges. The official appeal was judged by the Board of Appeals of the National Financial System – CRSFN, on December 12, 2012, which appeal was denied and shelved. None of the other administrators and/or members of the fiscal board had: (a) any criminal conviction; (b) any conviction in administrative proceedings by CVM, except for the one referred to in item (i) above; and (c) any conviction made final and unappealable, in the judicial or administrative spheres, which has suspended or prevented them from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

MAURO MOTTA FIGUEIRA

Mr. Figueira became a member of the Odebrecht Group in 2010 and is currently Odebrecht's Financial Planning Officer. Mr. Figueira occupied the position of Senior Manager of Monitor Group do Brasil Ltda. – Empresa Global de Consultoria Estratégica, from 2008 to 2010, and the position of Marketing Controller of Janssen Cilag Farmacêutica Ltda. – pharmaceutical division of the Johnson & Jonhson Group, in 2007. Except for the position occupied in the Company, Mr. Figueira does not occupy an administration position in any third sector organization. Mr. Figueira is a production engineering graduate from the Polytechnic School of the University of São Paulo, USP, and has an MBA from the University of Virginia Darden School of Business (UVA). The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities. The board member declares that he is not a politically exposed person, as defined in the Brazilian legislation.

ANDREA DAMIANI MAIA

A Mrs. Andrea Damiani is a lawyer at Petróleo Brasileiro S.A. for over 10 years, a company that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company, where she acted in the last 5 years in the following offices: Legal manager of PETROBRAS QUÍMICA S.A – PETROQUISA (from 2012 to 2015), legal manager of petrochemicals and refinery (from 2012 to 2015) and, currently, legal manager of engineering. She also acts, since 2012 as president of the Board of Directors of Petroquímica Suape and CITEPE. Mrs. Andrea Damiani does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities.

ANTONIO APARECIDA DE OLIVEIRA

Mr. Antonio Oliveira is the manager of the petrochemicals participations at Petrobras, a company that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company. He entered in Petrobras in 1987 and developed several technical, managing and executive offices. He also acted as member of the Board of Directors at Ipiranga Petroquímica from 2007 to June 2008, member of the Board of Directors at Quattor from June 2008 to June 2010, and corporate and planning superintendent at FINEP. Sr. Oliveira has a bachelor´s degree in mechanical engineering from Universidade Federal de Minas Gerais (UFMG), and a master´s degree in business from UFRJ. Mr. Atonio Oliveira does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities.

ARÃO DIAS TISSER

Mr. Arão acts, since May 2008, as Coordinator of the management of petrochemical participations area at Petrobras, a company that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company. He was an alternate member of BRK. At Petrobras, during October 2004 until May 2008, Mr. Arão was coordinator of the management of petrochemical participations area, and during February 2001 until October 2004, he worked in the commercial team responsible for naphtha and industrial raw materials. Between April 2008 until July 2008, he was an alternate member of the Board of Directors of Petroquímica Paulínia S.A. Mr. Arão does not occupy an administration position in any third sector organization. He has a bachelor´s and a master´s degree in civil engineering from Universidade Federal do Rio de Janeiro and na LLM in compared law – corporate and tax from IBMEC. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities.

LUIS ADOLFO BECKSTEIN

Mr. Luis Adolfo Beckstein is, since 2013, the coordinator of the Petrochemical participations at Petrobras, a company that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company, and is an alternate member of the Board of Directors of Metanor S.A. since 2014. He started working at Petrobras in 2008 and has a bachelor´s degree in business from Universidade Federal do Rio de Janeiro. Mr. Luis Beckstein does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities.

MARCUS VINICIUS DE OLIVEIRA MAGALHÃES

Mr. Marcus Vinicius is a Senior Processing Engineer, and acts as manager of the integration Refinery-Petrochemicals at Petrobras, a company that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company. Mr. Marcus Magalhaes does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities.

PATRICK HORBACH FAIRON

Mr. Patrick is, since July 2012, the executive manager of petrochemical supply at Petrobras, a company that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company, and during 2004 to 2010, he was an officer at Petroquisa, and a general participations manager at Petrobras. He was also a member of the Board of Directors of Companhia Petroquímica de Pernambuco, Nova Petroquímica, Quattor Participações S.A. and Refap S.A. From 2005 to 2007 he a member of the board of directors of the Company and from 2005 to 2008 he was a member of the Board of Directors of Copesul. He was also an officer of the Company from 2010 to 2012. Mr. Patrick does not occupy an administration position in any third sector organization. Mr. Patrick has a bachelor´s degree in Electronic Engineering from Universidade Federal do Rio de Janeiro, a MBA in finance from COPPEAD and attended an advanced management program at INSEAD, France. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities.

PAULO OLIVEIRA LACERDA DE MELO

Mr. Paulo started to work at the Odebrecht Group in 1973 as an intern. Mr. Paulo acted in several executive offices and in the Board of Directors of subsidiaries and affiliated of Odebrecht, a company from the same economic group as the issuer, and that indirectly holds an interest greater than 5% of a same kind or class of securities in the Company. Previously, Mr. Paulo was an officer at Odebrecht Angola from 1988 to 1992. He was also Chief Executive

Officer at SLP-Engineering from 1992 to 1996, UK, and CEO at Tenenge, a company of the industrial building sector from 1993 to 1996, as well as Vice President at CNO from 1997 to 2009. Mr. Paulo does not occupy an administration position in any third sector organization. He has a bachelor´s degree in civil engineering from Escola Politécnica de Pernambuco. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities.

ROBERTO PRISCO PARAÍSO RAMOS

Mr. Ramos has a bachelor´s degree in mechanical engineering from Universidade Federal do Rio de Janeiro earned in 1971. He also attended the administrative development program at Harvard in 1982. Since July 2014, he is a senior consultant officer responsible for the E&P Projects at Odebrecht Óleo e Gás. He started working at Odebrecht in May 1995, where he developed several executive positions and worked in several board of directors. He currently is a member of the board of directors of Braskem Idesa S.A.P.I (México). President of the Board of Directors of Odebrecht Defesa e Tecnologia and President of the Board of Directors of Enseada Indústria Naval. From 2003 to 2004 ,and from 2005 to 2006 he was the president of the Board of Directors of Petroflex S.A. Previously Mr. Roberto was an executive Vice President at Braskem (from August 2002 to December 2010) and CEO of Odebrecht Óleo e Gás (from 1998 to 2002 and from November 2010 to July 2014). He was also a finance officer at Tenenge Holdings (London) and Officer and Vice President at North Sea Production Company (Aberdeen). From September 1992 to April 1995, he was CFO of the Focchi group, Italy. From 1971 to 1992, he worked for Montreal Engenharia S.A. (Brazil). Mr. Ramos does not occupy an administration position in any third sector organization. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities.

ROBERTO ZURLI MACHADO

Mr. Zurli is, since June 2011, officer of the Infrastructure, Project Structuring and raw materials area at BNDES, where he started working as an engineer in December 1984. Still at BNDES he worked as manager from 1987 to 2006 of the transportation, supply chain and communications, and from 2006 to 2011 he was superintendent of the raw materials area, working in the mining, steel metallurgy, chemicals and petrochemicals, paper and cellulose, oil and gas areas. Mr. Zurli also worked in transportation project consulting at Enefer Consultoria e Projetos Ltda from 1980 to 1984. Mr. Zurli holds a bachelor´s degree in civil engineering from PUC/RJ and a master´s degree in production engineering from PUC/RJ. The board member hereby represents that he does not have: (a) any criminal conviction; (b) any conviction in administrative proceedings from the Securities Commission (CVM); and (c) any conviction made final and unappealable, in the judicial or administrative sphere, which has suspended him or prevented him from carrying out any professional or commercial activities.

12.9 – Existence of marital relationship, stable union or family members up to the 2nd degree related to the issuing body's administrator, controlled companies and controlling companies

Name Position	Individual Taxpayers' Register (CPF)	Corporate name of the issuing body, controlled company or controlling company	National Register of Legal Entities (CNPJ)	Type of family relationship with the administrator of the issuing body or controlled company
Administrator of the issuing body or controlled company MAURICIO ROBERTO DE CARVALHO FERRO Alternate member of the Company's Board of Directors.	371.505.961-34	BRASKEM S.A.	42.150.391/0001-70	Husband or Wife (1st degree)
Related person MONICA BAHIA ODEBRECHT Officer at ODBINV S.A.	541.080.715-49	ODBINV S.A.	15.105.588/0001-15	
Note				
Administrator of the Issuing Body or controlled company MAURICIO ROBERTO DE CARVALHO FERRO Alternate member of the Company's Board of Directors.	371.505.961-34	BRASKEM S.A.	42.150.391/0001-70	Son-in-law or Daughter-in-law (2nd degree)
Related person	004.403.965-		05.144.757/0001-	

EMILIO ALVES ODEBRECHT	49	ODEBRECHT S.A.	72
Member of the Board of Directors of Odebrecht S.A.			

Note

12.10 – Subordination, provision of services or control relations among the administrators and controlled companies, controlling companies and others

2015

Identification	Individual Taxpayers' Register (CPF)/ National Register of Legal Entities (CNPJ)	Type of relation of the Administrator with the related person	Type of related person
Administrator of the Issuing Body **ANA PATRICIA SOARES NOGUEIRA** **Related Person** ODEBRECHT S.A. Mrs. Ana Patricia provides services to Odebrecht S.A.	535.222.575-53 05.144.757/0001-72	Provision of Services	Indirect Controlling Company
Administrator of the Issuing Body **JOSÉ DE FREITAS MASCARENHAS** **Related Person** ODEBRECHT S.A. Mr. Mascarenhas is an officer at Odebrecht S.A.	000.630.535-00 05.144.757/0001-72	Subordination	Indirect Controlling Company
Administrator of the Issuing Body **NEWTON SERGIO DE SOUZA** **Related Person** ODEBRECHT S.A. Mr. Souza is an officer at Odebrecht S.A.	261.214.417-04 05.144.757/0001-72	Subordination	Indirect Controlling Company
Administrator of the Issuing Body **NEWTON SERGIO DE SOUZA** **Related Person**	261.214.417-04	Subordination	Indirect Controlling Company

Identification	Individual Taxpayers' Register (CPF)/ National Register of Legal Entities (CNPJ)	Type of relation of the Administrator with the related person	Type of related person
ODEBRECHT S.A. Mr. Souza is a board member of Odebrecht S.A.	05.144.757/0001-72		
Administrator of the Issuing Body **DANIEL BEZERRA VILLAR** **Related Person** ODEBRECHT S.A. Mr. Daniel Bezerra Villar is an officer at Odebrecht S.A.	024.449.667-67 05.144.757/0001-72	Subordination	Indirect Controlling Company
Administrator of the Issuing Body **DANIEL BEZERRA VILLAR** Actual member of the Board of Directors **Related Person** ODBINV S.A. Mr. Daniel Bezerra Villar is an officer at Odbinv S.A.	024.449.667-67 15.105.588/0001-15	Subordination	Indirect Controlling Company
Administrator of the Issuing Body **DANIEL BEZERRA VILLAR** Actual member of the Board of Directors **Related Person** ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A. Mr. Daniel Bezerra Villar is an officer at Odebrecht Serviços e Participações S.A.	024.449.667-67 10.904.193/0001-69	Subordination	Direct Controlling Company
Administrator of the Issuing Body **MARCELA DREHMER** Actual member of the Board of Directors **Related Person** ODEBRECHT S.A. Mrs. Marcela Drehmer is an officer at Odebrecht S.A.	515.029.505-10 05.144.757/0001-72	Subordination	Indirect Controlling Company

Identification	Individual Taxpayers' Register (CPF)/ National Register of Legal Entities (CNPJ)	Type of relation of the Administrator with the related person	Type of related person
Administrator of the Issuing Body			
MARCELA DREHMER	515.029.505-10	Subordination	Direct Controlling Company
Actual member of the Board of Directors			
Related Person			
ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.	10.904.193/0001-69		
Mrs. Marcela Drehmer is an officer at Odebrecht Serviços e Participações S.A.			
Administrator of the Issuing Body			
MARCELA DREHMER	515.029.505-10	Subordination	Jointly controlled
Actual member of the Board of Directors			
Related Person			
ODEBRECHT COMERCIALIZADORA DE ENERGIA S.A.	14.770.709/0001-80		
Mrs. Marcela Drehmer is a board member of OCE			
Administrator of the Issuing Body			
ISMAEL CAMPOS DE ABREU	075.434.415-00	Subordination	Indirect Controlling Company
Actual member of the Fiscal Board			
Related Person			
ODBINV S.A.	15.105.588/0001-15		
Mr. Ismael is a member of the Fiscal Board at ODBINV S.A.			
Administrator of the Issuing Body			
MAURICIO ROBERTO DE CARVALHO FERRO	371.505.961-34	Subordination	Indirect Controlling Company
Alternate member of the Board of Directors			
Related Person			
ODEBRECHT S.A.	05.144.757/0001-72		
Mr. Ferro is an officer at Odebrecht S.A.			
Administrator of the Issuing Body			

Identification	Individual Taxpayers' Register (CPF)/ National Register of Legal Entities (CNPJ)	Type of relation of the Administrator with the related person	Type of related person
MAURICIO ROBERTO DE CARVALHO FERRO	371.505.961-34	Subordination	Direct Controlling Company
Alternate of the Board of Directors **Related Person**			
ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.	10.904.193/0001-69		
Mr. Ferro is an officer at Odebrecht Serviços e Participações S.A.			

2014

Identification	Individual Taxpayers' Register (CPF)/ National Register of Legal Entities (CNPJ)	Type of relation of the Administrator with the related person	Type of related person
Administrator of the Issuing Body			
DANIEL BEZERRA VILLAR	024.449.667-67	Subordination	Indirect Controlling Company
Actual member of the Board of Directors **Related Person**			
ODBINV S.A.	15.105.588/0001-15		
Mr. Daniel Bezerra Villar is an officer at Odbinv S.A.			
Administrator of the Issuing Body			
DANIEL BEZERRA VILLAR	024.449.667-67	Subordination	Direct Controlling Company
Actual member of the Board of Directors **Related Person**			
Odebrecht Serviços e Participações S.A.	10.904.193/0001-69		

Identification	Individual Taxpayers' Register (CPF)/ National Register of Legal Entities (CNPJ)	Type of relation of the Administrator with the related person	Type of related person
Mr. Villar is an officer at Odebrecht Serviços e Participações S.A.			
Administrator of the Issuing Body **JOSÉ DE FREITAS MASCARENHAS** **Related Person** ODEBRECHT S.A. Mr. Mascarenhas is an officer at Odebrecht S.A.	000.630.535-00 05.144.757/0001-72	Subordination	Indirect Controlling Company
Administrator of the Issuing Body **NEWTON SERGIO DE SOUZA** **Related Person** ODBINV S.A. Mr. Souza is an officer at ODBINV S.A.	261.214.417-04 15.105.588/0001-15	Subordination	Indirect Controlling Company
Administrator of the Issuing Body **NEWTON SERGIO DE SOUZA** **Related Person** ODEBRECHT S.A. Mr. Souza is an officer at Odebrecht S.A.	261.214.417-04 05.144.757/0001-72	Subordination	Indirect Controlling Company
Administrator of the Issuing Body **NEWTON SERGIO DE SOUZA** **Related Person** Odebrecht Serviços e Participações S.A. Mr. Souza is an officer at Odebrecht Serviços e Participações S.A.	261.214.417-04 10.904.193/0001-69	Subordination	Direct Controlling Company
Administrator of the Issuing Body			

Identification	Individual Taxpayers' Register (CPF)/ National Register of Legal Entities (CNPJ)	Type of relation of the Administrator with the related person	Type of related person
MARCELA DREHMER	515.029.505-10	Subordination	Indirect Controlling Company
Actual member of the Board of Directors **Related Person**			
ODBINV S.A.	15.105.588/0001-15		
Mrs. Marcela Drehmer is an officer at Odbinv S.A.			
Administrator of the Issuing Body			
MARCELA DREHMER	515.029.505-10	Subordination	Direct Controlling Company
Actual member of the Board of Directors **Related Person**			
ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.	10.904.193/0001-69		
Mrs. Marcela Drehmer is an officer at Odebrecht Serviços e Participações S.A.			
MARCELA DREHMER	515.029.505-10	Subordination	Jointly controlled
Actual member of the Board of Directors **Related Person**			
ODEBRECHT COMERCIALIZADORA DE ENERGIA S.A.	14.770.709/0001-80		
Mrs. Marcela Drehmer is a board member of OCE			
Administrator of the Issuing Body			
MARCELA DREHMER	515.029.505-10	Subordination	Indirect Controlling Company
Actual member of the Board of Directors **Related Person**			
ODEBRECHT S.A.	05.144.757/0001-72		
Mrs. Marcela Drehmer is an officer at Odebrecht S.A.			
Administrator of the Issuing Body			
ISMAEL CAMPOS DE ABREU	075.434.415-00	Subordination	Indirect Controlling Company
Actual member of the Fiscal Board **Related Person**			

Identification	Individual Taxpayers' Register (CPF)/ National Register of Legal Entities (CNPJ)	Type of relation of the Administrator with the related person	Type of related person
ODBINV S.A. Mr. Ismael is a member of the Fiscal Board at ODBINV S.A.	15.105.588/0001-15		
Administrator of the Issuing Body **MAURICIO ROBERTO DE CARVALHO FERRO** Alternate member of the Board of Directors	371.505.961-34	Subordination	Indirect Controlling Company
Related Person ODEBRECHT S.A. Mr. Ferro is an officer at Odebrecht S.A.	05.144.757/0001-72		
Administrator of the Issuing Body **MAURICIO ROBERTO DE CARVALHO FERRO** Alternate member of the Board of Directors	371.505.961-34	Subordination	Direct Controlling Company
Related Person ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A. Mr. Ferro is an officer at Odebrecht Serviços e Participações S.A.	10.904.193/0001-69		

2013

Identification	Individual Taxpayers' Register (CPF)/ National Register of Legal Entities (CNPJ)	Type of relation of the Administrator with the related person	Type of related person
Administrator of the Issuing Body			
MARCELA APARECIDA DREHMER ANDRADE	515.029.505-10	Subordination	Direct Controlling Company
Actual member of the Board of Directors			
Related Person			
ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.	10.904.193/0001-69		
Mrs. Marcela is an officer at ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A.			
Administrator of the Issuing Body	515.029.505-10	Subordination	Indirect Controlling Company
MARCELA DREHMER			
Related Person			
ODBINV S.A.	15.105.588/0001-15		
Mrs. Marcela Drehmer is an officer at Odbinv S.A.			
Administrator of the Issuing Body			
MARCELA DREHMER	515.029.505-10	Subordination	Indirect Controlling Company
Actual member of the Board of Directors			
Related Person			
ODEBRECHT S.A.	05.144.757/0001-72		
Mrs. Marcela Drehmer is an officer at Odebrecht S.A.			
MARCELA DREHMER	515.029.505-10	Subordination	Jointly controlled
Actual member of the Board of Directors			
Related Person			

ODEBRECHT COMERCIALIZADORA DE ENERGIA S.A. Mrs. Marcela Drehmer is a board member of OCE	14.770.709/0001-80		
Administrator of the Issuing Body **NEWTON SERGIO DE SOUZA** **Related Person** Odebrecht Serviços e Participações S.A. Mr. Souza is an officer at Odebrecht Serviços e Participações S.A.	261.214.417-04 10.904.193/0001-69	Subordination	Direct Controlling Company
Administrator of the Issuing Body **JOSÉ DE FREITAS MASCARENHAS** **Related Person** ODEBRECHT S.A. Mr. Mascarenhas is an officer at Odebrecht S.A.	000.630.535-00 05.144.757/0001-72	Subordination	Indirect Controlling Company

Proposal for Remuneration of Managers
(required by article 12, of ICVM No. 481)

1. Proposal for Remuneration of the administration for 2016

According to the Remuneration Policy approved by the Board of Directors, the proposal for global remuneration of the Statutory Managers of Braskem is based on:

I. The results of Executive Remuneration Study in order to place the monthly fees and other remuneration curves;
II. The Economic-Financial Indexes agreed for the year in order to define the apportionment of the results corresponding to the variable remuneration.

The annual amount proposed as Global Fees (Statutory Managers of Braskem) and respective charges, plus benefits for the year 2016, totalize R$ 41.515 million, against R$ 38.729 million for the year 2015.

The variations of the amounts regarding the proposal of 2016 and 2015 period are based on the estimate of the composition of the Managers' Fees according to the market reference, considering the monthly (increase due to the inflation and meritocracy), variable remuneration (in accorance with maturity and challenges) and short-term benefits.

2. Summary of the main variations 2016/ 2015

Officers	Board of Directors
7 statutory officers	**11 board members and e 11 alternate members**

(R$ in millions)

Discrimination	2016	2015
Fees	33,942	31,690
Short and Long Term Benefits	785	701
Charges	6,788	6,338
Total	**41,515**	**38,729**

Fiscal Board 5 board members and 5 alternate members		
		(R$ in millions)
Breakdown	**2016**	**2015**
Fees	654	584
Charges	131	117
Total	**785**	**701**

3. **Total remuneration paid up in 2015 versus total proposed remuneration for 2015**

Officers 7 statutory officers	Board of Directors 11 board members and e 11 alternate members	
(R$ in millions)		
Breakdown	**2015 Proposal**	**2015 paid up**
Total	**38.729**	**34.225**

Fiscal Board 5 board members and 5 alternate members		
(R$ in millions)		
Breakdown	**2015 Proposal**	**2015 paid up**
Total	**701**	**553**

Note that any differences between the actual value accounted for in 2015 and the amounts proposed may be due to the following factors:

(i) non-use of the total contingency fees of funds for fixed and variable fees;

(ii) resignation by two members of the Board of his fees (1 member of Board of Directors and one of Fiscal Board), as well, the resignation the position of the Board of Directors by one member in September/2015.

(iii) change the composition of the Company's Statutoty Executive Office

Reference Form Item 13

(required by ICVM No. 481)

13. Management Compensation

13.1 – Description of the remuneration policy or practice, including non-statutory executive office

(a) objectives of the remuneration policy or practice

The Company adopts a competitive and transparent remuneration system for all of its members, which seeks to attract and retain the best professionals in the market, as well as allow the collective and individual management of the remuneration its members. The Company remunerates its managers based on the market practices and in accordance with their duties and responsibilities in the actual running of the Company's business. In the case of Officers, the variable Remuneration Policy allows the sharing of risk and results of the Company with its main executives.

(b) composition of the remuneration

(i) description of the remuneration elements and their respective objectives:

Board of Directors and Fiscal Board

The sitting members of the Board of Directors and the Fiscal Board are remunerated by means of fees (fixed remuneration which does not cover benefits). Such form of remuneration aims to remunerate the members of the Board of Directors and Fiscal Board according to their duties and responsibilities in the actual running of the Company's business.

Statutory and Non-Statutory Executive Office

The members of the Statutory and Non-Statutory Executive Office are entitled to a monthly fixed remuneration and a variable remuneration, contingent upon both the individual performance in overcoming the pre-agreed results as to the existence of economic results.

The Officers are also entitled to the benefits offered by the Company to all of its other members, such as medical and dental assistance, food and supplementary pension plan. Such benefits complement the remuneration package thereof, composing the total remuneration earned.

Statutory committees, audit, risk, financial and remuneration committees

The Company has three committees supporting the Board of Directors, namely: (i) Finance and Investment Committee; (ii) People and Organization Committee; and (iii) Strategy and Communication Committee. The committees are composed of the actual members of the Company's Board of Directors, who do not receive any additional remuneration for their participation in such committees.

(ii) in relation to the last three financial years, the proportion of each element in the total remuneration

The total remuneration for this group consists of approximately:

% in relation to the total remuneration				
2015				
	Fixed Remuneration	Variable Remuneration	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory Executive Office / Non-Statutory Executive Office	30,7%	67,9%	1,4%	100%
Fiscal Board	100%	0%	0%	100%
Finance and Investment Committee	N/A	N/A	N/A	N/A
Persons and Organization Committee	N/A	N/A	N/A	N/A
Strategy and Communication Committee	N/A	N/A	N/A	N/A

% in relation to the total remuneration				
2014				
	Fixed Remuneration	Variable Remuneration	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory Executive Office / Non-Statutory Executive Office	28%	70%	2%	100%
Fiscal Board	100%	0%	0%	100%
Finance and Investment Committee	N/A	N/A	N/A	N/A
Persons and Organization Committee	N/A	N/A	N/A	N/A
Strategy and Communication Committee	N/A	N/A	N/A	N/A

% in relation to the total remuneration				
2013				
	Fixed Remuneration	Variable Remuneration	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory Executive Office / Non-Statutory Executive Office	41%	56%	3%	100%
Fiscal Board	100%	0%	0%	100%
Finance and Investment Committee	N/A	N/A	N/A	N/A
Persons and Organization Committee	N/A	N/A	N/A	N/A
Strategy and Communication Committee	N/A	N/A	N/A	N/A

(iii) calculation and adjustment methodology of each one of the remuneration elements

Board of Directors

The monthly remuneration of directors is obtained through specialized surveys, by comparison with companies of similar size. The Company's policy is to meet the market median.

Fiscal Board

The monthly remuneration of directors is obtained through specialized surveys, by comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of Law No. 6,404/76.

Statutory and Non-Statutory Executive Office

The monthly fixed remuneration of Officers is based on the market's average, the references of which are obtained through surveys involving companies with size similar to that of the Company.

The monthly fixed remuneration bands are determined based on:

- 85% of the market median (Development Band)
- Market median in its central reference (Market's Target Band)
- 115% of the market Median (Advanced Performance Band)

The variable remuneration results from the equation of the third quartile of the market's total remuneration, excluding the benefits and monthly fixed remuneration.

The Company offers the same benefits package to all of its members, including statutory and non-Statutory officers. The adjustments of amounts are the result of comparative studies that can be used as a basis to determine the need for a review.

Statutory Committees, audit, risk, financial and remuneration committees

Not applicable, since the members of the committees of the Company do not receive remuneration for the exercise of their positions in the committees.

(iv) reasons that justify the composition of the remuneration

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

Fiscal Board

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company, with due regard to the legal provisions regarding the minimum remuneration.

Statutory and Non-Statutory Executive Office

The composition of the remuneration of the Company's Officers aims to attract and retain the best professionals, based on the market's practices regarding fixed, variable remuneration and the benefits package for each position. The Company has a more aggressive practice in relation to variable remuneration, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives.

The distribution of the remuneration between the fixed, variable portions and the benefits practiced in the year 2015 and anticipated for the year 2016 emphasize the variable remuneration and, thus, are in line with the objectives of the Remuneration Policy adopted by the Company.

Statutory committees, audit, risk, financial and remuneration committees

Not applicable, since the members of the committees of the Company do not receive remuneration for the exercise of their positions in the committees.

(v) members not remunerated

The CA support committees, namely: (i) Finance and Investments Committee; (ii) Persons and Organization Committee; and (iii) Strategy and Communication Committee are comprised by sitting members and deputy members of the Board of Directors, and the deputy members are not remunerated by the Company and the sitting members do not receive any additional remuneration for the participation in said committees

(c) main performance indicators taken into account upon determination of each remuneration element

Board of Directors and Fiscal Board

The monthly remuneration is obtained through specialized surveys.For the Fiscal Board is respected the minimum amount set forth by article 162, paragraph 3 of Law No. 6,404/76.There is no indicator to determine the variable remuneration since this memebrs are not eligible for it.

Statutory and Non-Statutory Executive Office

The classification of monthly remuneration of each Officer depends on the assessment of the complexity of his/her program, as well as the individual performance thereof. The variable remuneration, in turn, is conditioned on the achievement of internal targets and the economic performance of the Company, taking into account the following elements: (i) Operational EBITDA, (ii) Working Capital Variation, (iii) Payment of Dividends and Operational Investment (CAPEX)

Statutory Committees, audit, risk, financial and remuneration committees

Not applicable, since the members of the committees of the Company do not receive remuneration for the exercise of their positions in the committees.

(d) how the remuneration is structured in order to reflect the evolution of the performance indicators

Board of Directors and Fiscal Board

Not applicable.

Statutory and Non-Statutory Executive Office

The changes of remuneration items are directly related to the individual performance and the performance of the Company and the achievement of the targets established for a given period.

Statutory Committees, audit, risk, financial and remuneration committees

Not applicable, since the members of the committees of the Company do not receive remuneration for the exercise of their positions in the committees.

(e) how the remuneration policy or practice is aligned with the interests of the issuer in the short, medium and long terms

The remuneration strategy is pegged to factors and premises that make it more equitable (remunerate proportionally, according to the skills, professional qualification and impact on results), competitive (suitable to market standards), efficient (regarding the costs for the Company) and safe (committed to the continuity of the business). To the extent that the short, medium and long term targets are met, more results are generated for the Company, which, in turn, distributes such results in the form of fixed short term remuneration, medium term variable remuneration and, as the case may be, of long term incentives. This cycle makes the Company grow and develop in pursuit of its perpetuity.

(f) existence of remuneration supported by direct or indirect subsidiaries, controlled or controlling companies

There is no remuneration supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

(g) existence of any remuneration or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

There is no remuneration elements associated with the occurrence of corporate events.

13.2 – Total remuneration of the board of directors, statutory executive office and fiscal board

Total remuneration estimated for the current Financial Year 12/31/2016 – Annual Amounts				
	Board of Directors	**Statutory Executive Office**	**Fiscal Board**	**Total**
Total Number of Members	11	7	5	23
Number of remunerated members	11	7	5	23
Annual Fixed Remuneration				
Salary or *Pro labore*	2.382.204,00	12.159.585,94	654.300,00	15.196.089,94
Direct and indirect benefits	N/A	250.449,82	N/A	250.449,82
Participation in committees	N/A	N/A	N/A	N/A
Others	476.440,80	2.431.917,19	130.860,00	3.039.217,99
Description of other fixed remunerations	Others = Amounts related to social security and labor charges	Others = Amounts related to social security and labor charges	Others = Amounts related to social security and labor charges	
Variable Remuneration				
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	19.400.000,00	N/A	19.400.000,00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Others	N/A	3.880.000,00	N/A	3.880.000,00
Description of other variable remunerations	N/A	Others = Amounts related to social security and labor charges	N/A	

Total remuneration estimated for the current Financial Year 12/31/2016 – Annual Amounts				
	Board of Directors	**Statutory Executive Office**	**Fiscal Board**	**Total**
Post-employment	**N/A**	**534.555,71**	**N/A**	**534.555,71**
Cessation of office	**N/A**	**N/A**	**N/A**	**N/A**
Stock-based remuneration	**N/A**	**N/A**	**N/A**	**N/A**
Note	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	
Total Remuneration	**2.858.644,80**	**38.656.508,66**	**785.160,00**	**42.300.313,46**

Total remuneration of the Financial Year ended on 12/31/2015 – Annual Amounts				
	Board of Directors	**Statutory Executive Office**	**Fiscal Board**	**Total**
Total Number of Members	**10,75**	**6,42**	**5**	**22,17**
Number of remunerated members	**9,75**	**6,42**	**4,00**	**20,17**
Annual Fixed Remuneration				
Salary or *Pro labore*	**1.886.764.76**	**8.200.730,67**	**461.246,86**	**10.548.742,29**
Direct and indirect benefits	**N/A**	**173.568,35**	**N/A**	**173.568,35**
Participation in committees	**N/A**	**N/A**	**N/A**	**N/A**
Others	**377.352,95**	**1.640.146,13**	**92.249,37**	**2.109.748,45**
Description of other fixed remunerations	Others = Amounts related to social	Others = Amounts related	Others = Amounts related	

Total remuneration of the Financial Year ended on 12/31/2015 – Annual Amounts				
	Board of Directors	**Statutory Executive Office**	**Fiscal Board**	**Total**
	security and labor charges	to social security and labor charges	to social security and labor charges	
Variable Remuneration				
Bonus	**N/A**	**N/A**	**N/A**	**N/A**
Profit sharing	**N/A**	**18.125.000,00**	**N/A**	**18.125.000,00**
Participation in meetings	**N/A**	**N/A**	**N/A**	**N/A**
Commissions	**N/A**	**N/A**	**N/A**	**N/A**
Others	**N/A**	**3.625.000,00**	**N/A**	**3.625.000,00**
Description of other variable remunerations	N/A	**Others = Amounts related to social security and labor charges.**	N/A	
Post-employment	**N/A**	**196.054,93**	**N/A**	**196.054,93**
Cessation of office	**N/A**	**N/A**	**N/A**	**N/A**
Stock-based remuneration	**N/A**	**N/A**	**N/A**	**N/A**
Note	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	
Total Remuneration	**2.264.117,71**	**31.960.500,08**	**553.496,23**	**34.778.114,02**

Total remuneration estimated for the current Financial Year 12/31/2014 – Annual Amounts				
	Board of Directors	**Statutory Executive Office**	**Fiscal Board**	**Total**
Total Number of Members	**11,00**	**7,00**	**5,00**	**23,00**
Number of remunerated members	10,08	7,00	4,00	21,08
Annual Fixed Remuneration				
Salary or *Pro labore*	**1.946.645,00**	**7.415.024,00**	**439.656,00**	**9.801.325,00**
Direct and indirect benefits	**0,00**	**179.648,00**	**0,00**	**179.648,00**
Participation in committees	**0,00**	**0,00**	**0,00**	**0,00**
Others	**389.329,00**	**1.483.005,00**	**87.931,00**	**1.960.265,00**
Description of other fixed remunerations	Others = Amounts related to social security and labor charges	Others = Amounts related to social security and labor charges	Others = Amounts related to social security and labor charges	
Variable Remuneration				
Bonus	**0,00**	**0,00**	**0,00**	**0,00**
Profit sharing	**0,00**	**15.531.298,00**	**0,00**	**15.531.298,00**
Participation in meetings	**0,00**	**0,00**	**0,00**	**0,00**
Commissions	**0,00**	**0,00**	**0,00**	**0,00**
Others	**0,00**	**3.106.259,00**	**0,00**	**3.106.259,00**
Description of other variable remunerations	N/A	Others = Amounts related to social security and labor charges	N/A	
Post-employment	**0,00**	**276.616,00**	**0,00**	**276.616,00**
Cessation of office	**0,00**	**0,00**	**0,00**	**0,00**
Stock-based remuneration	**0,00**	**0,00**	**0,00**	**0,00**
Note	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were	

Total remuneration estimated for the current Financial Year 12/31/2014 – Annual Amounts				
	Board of Directors	**Statutory Executive Office**	**Fiscal Board**	**Total**
	of the number of members of each body calculated every month, with two decimal places.	the annual average of the number of members of each body calculated every month, with two decimal places.	calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	
Total Remuneration	**2.335.974,00**	**27.991.850,00**	**527.587,00**	**30.855.411,00**

Total remuneration estimated for the current Financial Year 12/31/2013 – Annual Amounts				
	Board of Directors	**Statutory Executive Office**	**Fiscal Board**	**Total**
Total Number of Members	**11,00**	**6,75**	**5,00**	**22,75**
Number of remunerated members	10,00	6,75	4,00	20,75
Salary or *Pro labore*	**1.796.306,93**	**7.505.306,11**	**399.125,88**	**9.700.738,92**
Direct and indirect benefits	**0,00**	**182.289,20**	**0,00**	**182.289,20**
Participation in committees	**0,00**	**0,00**	**0,00**	**0,00**
Others	**359.261,39**	**1.501.061,22**	**79.825,18**	**1.940.147,79**
Description of other fixed remunerations	Others = Amounts related to social security and labor charges	Others = Amounts related to social security and labor charges	Others = Amounts related to social security and labor charges	
Bonus	**0,00**	**0,00**	**0,00**	**0,00**
Profit sharing	**0,00**	**13.950.000,00**	**0,00**	**13.950.000,00**
Participation in meetings	**0,00**	**0,00**	**0,00**	**0,00**
Commissions	**0,00**	**0,00**	**0,00**	**0,00**
Others	**0,00**	**2.790.000,00**	**0,00**	**2.790.000,00**
Description of other variable remunerations	N/A	**Others = Amounts related to social security and labor charges**	N/A	

Total remuneration estimated for the current Financial Year 12/31/2013 – Annual Amounts				
	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Post-employment	0,00	249.356,83	0,00	249.356,83
Cessation of office	0,00	0,00	0,00	0,00
Stock-based remuneration	0,00	0,00	0,00	0,00
Note	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	As per Directive Release CVM/SEP 02/2015, the number of members of the Board of Directors, Statutory Executive Office and Fiscal Board (letter "b") were calculated in accordance with the annual average of the number of members of each body calculated every month, with two decimal places.	
Total Remuneration	2.155.568,32	26.178.013,36	478.951,06	28.812.532,74

13.3 – Variable remuneration of the board of directors, statutory executive office and fiscal board

The variable remuneration results from the equation of the third quartile of the market's total remuneration, excluding the benefits and monthly fixed remuneration and it is conditioned on the achievement of internal targets and the economic performance of the Company described on item 13.1., C.

Estimated for 12/31/2016	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Number of Members[1]	11	7	5	23
Number of remunerated members	11	7	5	23
Bonus				
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Profit sharing				
Minimum amount established in the remuneration plan	N/A	0,00	N/A	0,00
Maximum amount established in the remuneration plan	N/A	19.400.000[2]	N/A	19.400.000
Amount established in the remuneration plan – targets achieved	N/A	15.520.000[2]	N/A	15.520.000

(1) In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

(2) Does not include social security, just Profit Sharing

In the table above, "N/A" means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

12/31/2015	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Number of Members[1]	10,75	6,42	5	22,17
Number of remunerated members	9,75	6,42	4,00	20,17
Bonus				
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized in the result of the financial year	N/A	N/A	N/A	N/A
Profit sharing				
Minimum amount established in the remuneration plan	N/A	0,00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	18.125.000,00[2]	N/A	18.125.000,00

12/31/2015	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Amount established in the remuneration plan – targets achieved	N/A	14.500.000,00 2	N/A	14.500.000,00
Amount actually recognized in the result of the financial year	N/A	18.125.000,00 2	N/A	18.125.000,00

(1) In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

(2) Does not include social security, just Profit Sharing

In the table above, "N/A" means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

12/31/2014	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Number of Members[1]	11,00	7,00	5,00	23,00
Number of remunerated members	10,08	7,00	4,00	21,08
Bonus				
Minimum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Maximum amount established in the remuneration plan	N/A	N/A	N/A	N/A
Amount established in the remuneration plan – targets achieved	N/A	N/A	N/A	N/A
Amount actually recognized in the result of the financial year	N/A	N/A	N/A	N/A
Profit sharing				
Minimum amount established in the remuneration plan	N/A	0,00	N/A	N/A
Maximum amount established in the remuneration plan	N/A	18.200.000[2]	N/A	18.200.000
Amount established in the remuneration plan – targets achieved	N/A	14.000.000[2]	N/A	14.000.000
Amount actually recognized in the result of the financial year	N/A	15.531.298[2]	N/A	15.531.298

(1) In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

(2) Does not include social security, just Profit Sharing

In the table above, "N/A" means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

12/31/2013	Board of Directors	Statutory Executive Office	Fiscal Board	Total
Number of Members[1]	11,00	6,75	5,00	22,75
Number of remunerated members	10,00	6,75	4,00	20,75
Bonus				
Minimum amount established in the remuneration plan	**N/A**	**N/A**	**N/A**	**N/A**
Maximum amount established in the remuneration plan	**N/A**	**N/A**	**N/A**	**N/A**
Amount established in the remuneration plan – targets achieved	**N/A**	**N/A**	**N/A**	**N/A**
Amount actually recognized in the result of the financial year	**N/A**	**N/A**	**N/A**	**N/A**
Profit sharing				
Minimum amount established in the remuneration plan	**N/A**	**0,00**	**N/A**	**N/A**
Maximum amount established in the remuneration plan	**N/A**	**18.135.000[2]**	**N/A**	**18.135.000**
Amount established in the remuneration plan – targets achieved	**N/A**	**13.950.000[2]**	**N/A**	**13.950.000**
Amount actually recognized in the result of the financial year	**N/A**	**13.950.000[2]**	**N/A**	**13.950.000**

(1) In compliance with the CVM instructions, the annual average of the number of members of each body was calculated.

(2) Does not include social security, just Profit Sharing

In the table above, "N/A" means that the Company does not have in the year in reference the respective type of remuneration for the referred body.

13.4 – Stock-based remuneration plan of the board of directors and statutory executive office

Board of Directors

The Company did not have in the last financial year and does not have in the current financial year a stock-based remuneration plan for the members of the Board of Directors.

Statutory Executive Office:

The Long Term Variable Remuneration was extinguished in 2014[1] and the company does not have therefore, a currently plan.

[1] The termination of the Plan was approved by Braskem's Board of Directors at the Meeting of the Board of Directors on May, 07 2014.

(a) general terms and conditions

Not applicable.

(b) main objectives of the plan

Not applicable.

(c) how the plan contributes to such objectives

Not applicable.

(d) how the plan is inserted in the issuer's remuneration policy

Not applicable.

(e) how the plan aligns the interests of the managers and the issuer on the short, medium and long terms

Not applicable.

(f) maximum number of shares covered

Not applicable.

(g) maximum number of options to be granted

Not applicable.

(h) conditions to acquire shares

Not applicable.

(i) criteria to determine the purchase price or exercise

Not applicable.

(j) criteria to establish the term of exercise

Not applicable.

(k) form of settlement

Not applicable.

(l) restrictions to the transfer of shares

Not applicable.

(m) criteria and events that, when verified, will entail the suspension, alteration or extinguishment of the plan

Not applicable.

(n) effects of the withdrawal of the manager from the issuer's bodies on the rights set out in the stock-based remuneration plan

Not applicable.

13.5 – Stock-based remuneration of the board of directors and statutory executive office

The Company had a Long Term Variable Remuneration Plan, which was extinct at the Meeting of the Board of Administration held on May 7, 2014.

Stock-based remuneration established for the financial year ended on December 31, 2015

	Board of Directors	Statutory Executive Office
No. of members	**NA**	**NA**
Granting of stock options	**NA**	**NA**
Granting date	NA	NA
Quantity of options granted	NA	NA
Term for the options to become exercisable	NA	NA
Maximum term for exercise of the options	NA	NA
Term for restriction on transfer of shares	NA	NA
Weighted average price for exercise:	NA	NA
(a) Outstanding options in the beginning of the financial year	NA	NA
(b) Options lost during the financial year	NA	NA
(c) Options exercised during the financial year	NA	NA

(d) Options expired during the financial year	NA	NA
Fair value of the options on the granting date	**NA**	**NA**
Potential dilution in the case of exercise of all options granted	**NA**	**NA**

(1) The termination of the plan was approved by Braskem Board of Directors at RCA on May, 07 2014.

Stock-based remuneration established for the financial year ended on December 31, 2014

	Board of Directors	Statutory Executive Office
No. of members	**NA**	**2**
Granting of stock options	**NA**	**NA**
Granting date	NA	None, in the last 3 years
Quantity of options granted	NA	None, in the last 3 years
Term for the options to become exercisable	NA	NA
Maximum term for exercise of the options	NA	NA
Term for restriction on transfer of shares	NA	NA
Weighted average price for exercise.	NA	NA
(a) Outstanding options in the beginning of the financial year	NA	NA
(b) Options lost during the financial year	NA	NA
(c) Options exercised during the financial year	NA	NA
(d) Options expired during the financial year	NA	NA
Fair value of the options on the granting date	**NA**	**NA**
Potential dilution in the case of exercise of all options granted	**NA**	**NA**

Stock-based remuneration established for the financial year ended on December 31, 2013

	Board of Directors	Statutory Executive Office
No. of members	**NA**	**2**
Granting of stock options	**NA**	**NA**
Granting date	NA	None, in the last 3 years
Quantity of options granted	NA	None, in the last 3 years
Term for the options to become exercisable	NA	NA
Maximum term for exercise of the options	NA	NA
Term for restriction on transfer of shares	NA	NA
Weighted average price for exercise.	NA	NA
(a) Outstanding options in the beginning of the financial year	NA	NA
(b) Options lost during the financial year	NA	NA
(c) Options exercised during the financial year	NA	NA
(d) Options expired during the financial year	NA	NA
Fair value of the options on the granting date	**NA**	**NA**
Potential dilution in the case of exercise of all options granted	**NA**	**NA**

13.6 Information on the outstanding options held the board of directors and the statutory executive office

Not applicable, since there was no outstanding option held by the board of directors and by the statutory executive office of the Company at the end of the last financial year.

13.7 – Options exercised and shares delivered with respect to the stock-based remuneration of the board of directors and statutory executive office

Options exercised – Financial Year ended on December 31, 2014 [1]		
	Board of Directors	**Statutory Executive Office**
Number of members	**N/A**	**N/A**
Options exercised	**N/A**	**N/A**
Number of shares	N/A	**N/A**
Weighted average price of exercise	N/A	**N/A**
Difference between the exercise value and the value of the shares related to the options exercised	N/A	**N/A**
Shares delivered	**N/A**	**N/A**
Number of shares	N/A	**N/A**
Weighted average price of exercise	N/A	**N/A**
Difference between the exercise value and the value of the shares exercised	N/A	**N/A**

Options exercised – Financial Year ended on December 31, 2014 [1]		
	Board of Directors	**Statutory Executive Office**
Number of members	**N/A**	**2**
Options exercised	**N/A**	**2**
Number of shares	N/A	In 2014[2]: 80.153 UI's In 2013: 2055 UI's
Weighted average price of exercise	N/A	In 2014: R$ 18,88 In 2013: R$ 13,93

Difference between the exercise value and the value of the shares related to the options exercised	N/A	Not applicable, as the UI does not refer to the market real value
Shares delivered	**N/A**	**N/A**
Number of shares	N/A	There was no other purchase option/delivery in the last 3 years and as from 2008
Weighted average price of exercise	N/A	N/A
Difference between the exercise value and the value of the shares exercised	N/A	N/A

(1) The termination of the Plan was approved by Braskem Board of Directors at RCA on April 07, 2014.

(2) Total amount redemption exercised by Statutory Executive Office members regarding the termination of the plan.

13.8 – Information required in order to understand the data disclosed in items 13.5 to 13.7 - Pricing method for the value of the shares and options

(a) pricing method

By 2014, when the Long Term Variable Remuneration Plan was in effect, the value of Investment Units, consisting in ALPHA and BETA Units were priced as the following value:

ALFA value based, in average, on 6 months (October to March each year) of the BRKM5 share quote. Amount frozen for 1 year (until the end of March of the next year).

BETA value, according to the methodology explained in item b below.

(b) data and premises used in the pricing method, including the weighted average price for the shares, exercise price, expected volatility, term of effectiveness of the option, expected dividends and risk-free interest rate

Option Pricing (Beta Certificate) – Black & Scholes

a) Share value on the calculation base date: average of 6 months (October to March each year) of the BRKM5 quote

b) Strike - zero value since there will be no disbursement on the part of the employee

c) Time – the "implementation" of the plan will take place in 10 years

d) Risk-free – rate free of risk (current Meta Selic)

e) Volatility – calculated based on the share price for the last 3 years

f) Dividends Yield – ascertained based on the business plan (6% in perpetuity)

(c) method used and premises assumed to incorporate the expected effects of early exercise

The effects of the offsetting of the Plan are calculated every quarter, where one (01) share of Braskem represents "Alfa" and "Gama" investment certificates and one (01) Beta share represents one share of Braskem "less" the dividends paid. The alfa units are multiplied by the share price (average of 6 months) and the beta units are multiplied by the option premium. The sum of the fair value of alfa + beta is deducted from the historical value of the options and the amount is accrued for in the balance sheet.

(d) method of determination of the expected volatility

Calculated based on the BRKM5 share price for the last 3 years.

(e) if any other characteristic of the option was incorporated in the calculation of its fair value

The option is being calculated by the Black & Scholes method. There is no other characteristic.

13.9 – Information on the quantitiy of shares or quotas directly or indirectly held, in Brazil or abroad, and other convertible securities, issued by the issuer, its direct or indirect controlling companies, controlled companies or companies under common control, by members of the board of directors, statutory executive office or fiscal board:

<u>Shares or other securities issued by direct or indirect controlling companies:</u>

Odbinv S.A.	Common Shares
Board of Directors	1,683,394,556

Officers:

The officers of the issuer do not own any securitites issued by the Company´s controlling shareholder.

Fiscal Board:

The members of the Fiscal Board of the issuer do not own any securitites issued by the Company´s controlling shareholder.

<u>Shares or other securities issued by the Company:</u>

	Common shares	Registered Preferred

		Shares, Class A
Board of Directors	100	77,526
Officers	0	0
Fiscal Board	0	100

<u>Shares or other securities issued by the Company´s controlled subsidiaries or entities under common control with the Company:</u>

Board of Directors:

The members of the Board of Directors do not own any securitires issued by the Company´s controlled subsidiaries or entities under common control with the Company.

Officers:

The officers of the Company do not own any securitires issued by the Company´s controlled subsidiaries or entities under common control with the Company.

Fiscal Board:

The members of the Fiscal Board do not own any securitires issued by the Company´s controlled subsidiaries or entities under common control with the Company.

13.10 – Information on the social security plans granted to the members of the board of directors and the statutory officers

The table below presents the social security plans in force.

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)
Number of Members	10,75	6,42	5
Number of remunerated members	9,75	6,42	4
Name of the plan	[N/A]		[N/A]
Quantity of managers eligible for retirement	[N/A]	[0]	[N/A]
Conditions for early retirement	[N/A]	[There is no possibility of early retirement]	[N/A]
Updated amount of the contributions accumulated in the social security plan until the end of the last financial year, deducting the portion related to contributions made directly by the managers (in R$)	[N/A]	2.296.350,29	[N/A]

	Board of Directors (Sitting Members)	Statutory Executive Office	Fiscal Board (Sitting Members)
Total accumulated amount of the contributions made during the last financial year, deducting the portion related to contributions made directly by the managers (in R$)	[N/A]	316.566,98	[N/A]
Possibility of early redemption and conditions	[N/A]	[There is no possibility of early redemption]	[N/A]

In the table above, "N/A" means that the Company does not have a social security plan for the body in reference.

13.11 – Maximum, minimum and average individual remuneration of the board of directors, statutory executive office and fiscal board

Justification for not completing the table

Item not disclosed, based on the decision granted by the honorable judge of the 5th Lower Federal Court/RJ, in the records of proceeding 2010.5101002888-5.

13.12 – Remuneration or indemnification mechanisms for the managers in the event of dismissal from office or retirement

Not applicable, since the Company does not have any remuneration or indemnification mechanisms for the managers in the event of dismissal from office or retirement.

13.13 – Percentage of the total remuneration held by managers and members of the fiscal board who are parties related to the controlling companies

	Board of Directors	Fiscal Board	Statutory Executive Office
2015	20,24%	0%	0%
2014	31,00%	0,00%	0,00%
2013	24,04%	50,00%	0,00%

13.14 – Remuneration of managers and members of the fiscal board, grouped by body, received for any reason other than the position occupied

No amount in the results of the Company was recognized as remuneration of managers or members of the fiscal board grouped by body, received for any reason other than the position occupied thereby in the Company in the last three financial years.

13.15 – Remuneration of managers and members of the fiscal board recognized in the result of direct or indirect controlling companies, companies under common control and controlled companies of the issuer

Not applicable, since no remuneration of managers and members of the fiscal board of the Company is recognized in the result of direct or indirect controlling companies, companies under common control and controlled companies of the Companies, either for the exercise of their managerial positions or for any other reason.

13.16 – Other relevant information

There is no other information that the Company considers relevant regarding this item 13.

Proposal for the allocation of net income for fiscal year 2015

(as per Attachment 9-1-II of CVM Instruction 481/2009)

The Management of the Company hereby presents the information required under Attachment 9-1-II of CVM Instruction 481:

1. Net income for the fiscal year:

The net income for fiscal year of the Braskem S.A. (parent Company) in 2015 was R$3,140,311 thousand.

2. Total amount and amount per share of the dividends, including any dividends prepaid and interest on equity already declared:

The dividend proposed by the management of the Company amounts to R$1,000,000 thousand, of which R$1.25671835741 per common and preferred class "A" and R$0.60624979930 for preferred share class "B".

3. Percentage of net income distributed in the fiscal year

The proposed dividend the management of the Company corresponds to 32% of net income adjusted for the calculation of dividends.

4. Total amount and amount per share of the dividends distributed based on net income in prior fiscal years:

There was no distribution of dividends or declaration of interest on equity based on net income for prior fiscal years.

5. (a) Information on the gross amount per share of dividends and interest on equity, separately for each type and class of share, to be distributed/declared at the annual shareholders' meeting:

The proposed dividend per share is R$1.25671835741 for the common shares and class "A" preferred share and R$0.60624979930 for the class "B" preferred share, which corresponds to:

R$567,620 thousand for the common shares;

R$432,020 thousand for the class "A" preferred shares; and

R$360 thousand for the class "B" preferred shares.

5. (b) Information on the form and date for the payment of dividends and interest on equity to be distributed/declared at the annual shareholders' meeting:

The Management will propose to the Shareholders' Meeting to be held on April 6, 2016 the payment of the full amount of dividends on April 2016.

5. (c) Information on any restatement and interest on the dividends and interest on equity to be distributed/declared at the annual shareholders' meeting:

No restatement or interest on dividends to be declared at the Shareholders' Meeting.

5. (d) Information on the declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive dividends and interest on equity distributed/declared at the annual shareholders' meeting:

Once approved the payment of dividends at the Shareholders' Meeting, the date of the statement will be the same day April 6, 2016, date of the meeting.

6. Information on the dividends or interest on equity declared based on net income calculated on semiannual balance sheets or statements for shorter periods:

Not applicable. There was no prepayment of dividends or declaration of interest on equity based on the net income calculated by semiannual balance sheets or statements for shorter periods.

7. (a) Comparison table indicating the net income for the fiscal year (parent company) and for the three (3) prior fiscal years by share of each type and class, presented in thousands of reais:

	2015	2014	2013	2012
Profit for the year	3,140,311	864,064	509,697	(731,143)
Weighted average number of shares:				
Common	451,669	451,669	451,669	451,669
Class "A" preferred shares	343,784	343,848	343,848	344,600
Class "B' preferred shares	594	594	594	594
Profit per share (in R$)				
Common	3.9474440	1.0857138	0.6402594	(1.2717949)
Class "A" preferred shares	3.9474440	1.0857152	0.6402594	(1.2717949)
Class "B' preferred shares	0.6064506	0.6062464	0.6062464	(1.2717949)

7. (b) Comparison table indicating the dividends and interest on equity declared/distributed for the three (3) previous fiscal years by each type and class of share:

	Commom Shares		Class "A" Preferred Shares		Class "B" Preferred Shares	
	Dividends	Interest on capital receivable	Dividends	Interest on capital receivable	Dividends	Interest on capital receivable
Year ended in 12.31.2015	1.25671836		1.25671836		0.60624980	
Year ended in 12.31.2014	0.60618880		0.60618880		0.60618880	
Year ended in 12.31.2013	0.60618880		0.60618880		0.60618880	
Year ended in 12.31.2012	0.00000000		0.00000000		0.00000000	

8. (a) Amount allocated to the legal reserve:

The amount allocated R$158,450 thousand to the legal reserve.

8. (b) Method for calculating the legal reserve:

	2015
Net income for the year of Company's shareholders	3,140,311
Amounts recorded directly to retained earnings	
Realization of additional property, plant and equipment	28,202
Prescribed dividends	479
	3,168,992
Legal reserves distribution - 5%	(158,450)

9. (a) Description of the method for calculating the mandatory dividend provided for in the bylaws:

In accordance with the Bylaws of the Braskem, the preferred shares are entitled to the payment of a minimum, non-cumulative priority dividend of six percent (6%) of their "unit value", obtained by dividing the capital by the total shares outstanding, based on the net income available for distribution. Only the class "A" preferred shares are entitled to participate on an equal basis with the common shares in the distribution of the remaining net income, and these shares are only entitled to the dividend after payment of the priority dividend to the preferred shares. Only the class "A" preferred shares are also assured equal conditions to the common shares in the distribution of shares resulting from capitalization of other reserves. On the other hand, the bylaws provide for the payment of the non-cumulative, minimum mandatory dividend equivalent to 25% of the net income adjusted in accordance with Brazilian Corporations Law. When the priority dividend paid to the preferred shares is equal to or greater than 25% of net income, it is characterized by full payment of the minimum mandatory dividend.

9. (b) Information on whether the net income for the fiscal year is sufficient for the full payment of the fixed or minimum dividends:

The net income for fiscal year 2015 attributable to parent Company's shareholders is sufficient for the full payment of the minimum dividends.

9. (c) Information on any unpaid portion being cumulative:

In accordance with the Bylaws of the Braskem, the priority dividend is not cumulative.

9. (d) Information on the total amount of fixed or minimum dividends to be paid for each class of preferred shares:

The management of the Company decided to distribute higher dividends to the mandatory minimum amount provided for in the bylaws and amount to R$432.020 thousand and R$ 360.000 for preferred class "A" and "B", respectively.

9. (e) Information on the amount of fixed or minimum dividends to be paid for each class of preferred share:

The unit value of the proposed dividend for preferred class "A" and "B" amounted to R$1.25671835741 and R$0.60624979930, respectively.

10. (a) Description of the method for calculating the mandatory dividend provided for in the bylaws:

Shareholders are entitled to receive as the mandatory dividend an amount corresponding to twenty-five percent (25%) of the net income for the fiscal year adjusted in accordance with Brazilian Corporations Law. The calculation of said dividends for fiscal year 2014, presented in thousands of reais, is shown below:

	2015
Net income for the year of Company's shareholders	3,140,311
Amounts recorded directly to retained earnings	
Realization of additional property, plant and equipment	28,202
Prescribed dividends	479
	3,168,992
Legal reserves distribution	(158,450)
	3,010,542
Minimum dividends - 25% adjusted net income	(752,636)

10. (b) Information on whether the mandatory dividend is being paid in full:

The dividends proposed by the Management exceed the minimum mandatory dividend.

10. (c) Information on any amount withheld as a result of the financial situation of the Company:

No amount has been withheld due to the Braskem financial condition.

11. Information on whether the mandatory dividend was withheld due to the financial situation of the Company:

No amount has been withheld due to the financial situation of the Braskem.

12. Information on the allocation of net income to the contingency reserve:

No amounts have been allocated to the contingency reserve.

13. Amount allocated to the unearned profit reserve:

No amounts have been allocated to the unearned profit reserve.

14. Information on the allocation of net income to reserves established by the bylaws:

No portion of net income was allocated to reserves established by the bylaws.

15. Information on the withholding of net income provided for in the capital budget:

a) Identify the amount withheld:

The amount of retained earnings based on capital budget was R$2,010,542 thousand.

b) Provide a copy of the capital budget:

SOURCES OF FUNDS	
Own resources, including retained earnings (Article 196 of Law 6,404/76) and third-party funds	**3,661,000**

INVESTMENTS	
Operating (maintenance, replacement and security)	1,797,000
Contributions to the Mexico Project (including initial working, capital reserve account creation for debt service and etc.)	1,327,000
Other strategic projects	537,000
Total	**3,661,000**

16. Amount allocated to the fiscal incentive reserve:

No amount was allocated to fiscal incentives.

Management Proposal for Amendment to the Bylaws

(required by article 11 of Brazilian Securities Commission Ruling - CVMR 481)

Current Wording	Proposed Wording	Basis, justification and legal and economic effects of the proposed amendments
Article 4 The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and sixty-five thousand, three hundred and forty-eight (797,265,348) shares, composed of four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) common shares; three hundred and forty-five million, two thousand, eight hundred and seventy-eight (345,002,878) class A preferred shares; and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) class B preferred shares.	**Article 4** The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos, (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and sixty-five thousand, two hundred and forty-eight (797,265,248) shares, composed of four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) common shares; three hundred and forty-five million, two thousand, eight hundred and seventy-eight (345,002,878) class A preferred shares; and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) class B preferred shares.	The amendment arises from the exercise, by minority shareholders, of the right of conversion of class B preferred shares into class A preferred shares. This option is set forth in article 6, paragraph 3 of the Company's Bylaws, such that the amendment to the Bylaws merely reflects the result of the conversion. The Company does not foresee any legal and economic effects which may materially affect any other shareholder or the Company itself.

COMPANY BYLAWS – BRASKEM S.A.

CHAPTER I
NAME, HEADQUARTERS, PURPOSE AND DURATION.

Article 1 - BRASKEM S.A., a publicly listed company, with headquarters and under the jurisdiction of the Municipality of Camaçari, State of Bahia, is governed by these bylaws and by the appropriate legislation.

First Paragraph – Due to listing of the company within the Level 1 segment of the São Paulo Stock Exchange ("BM&FBovespa"), the Company, its shareholders, Administrators and Fiscal Board members are subject to the provisions in the BM&FBovespa Level 1 Listing Regulation ("Regulation").

Sencond Paragraph - The Company may, through a document signed by its Executive Board, constitute, transfer or close branches, agencies and offices in any part of Brazil or outside it.

Article 2 - The objectives of the Company are as follows: a) the manufacture, trading, import and export of chemical and petrochemical products and petrochemical derivatives; b) production, distribution and trading of units such as: steam, water, compressed air, industrial gases, as well as the provision of industrial services; c) production, distribution and trading of electricity for its own consumption and that of other companies; d) the taking of holdings in other companies, pursuant to Law No. 6404/76, as a holder of quotas or shares; and e) the manufacture, distribution, trading, import and export of gasoline, diesel oil, liquefied petroleum gas (LPG), and other oil derivatives.

Article 3 - The Company's term of duration is unspecified.

CHAPTER II
CAPITAL STOCK AND SHARES

Article 4 - The share capital is eight billion, forty-three million, two hundred and twenty-two thousand, eighty Reais and fifty centavos (R$ 8,043,222,080.50), divided into seven hundred and ninety-seven million, two hundred and sixty-five thousand, two~~three~~ hundred and forty-eight (797,265,~~3~~48) shares, of which four hundred and fifty-one million, six hundred and sixty-eight thousand, six hundred and fifty-two (451,668,652) are common shares, three hundred and forty-five million, two thousand, nine~~eight~~ hundred and seventy-eight (345,002,9~~8~~78) are class "A" preferred shares and five hundred and ninety-three thousand, ~~eight~~six hundred and eighteen (593,6~~8~~18) are class "B" preferred shares.

First Paragraph - Irrespectively of the statutory path taken, the Company is authorized, by resolution of the Board of Directors, to increase its Capital Stock until said stock reaches a total of one billion, one hundred and fifty two million, nine hundred and thirty seven thousand, nine hundred and seventy (1,152,937,970) shares, of which five hundred and thirty five million, six hundred and sixty one thousand, seven hundred and thirty one (535,661,731) are to be common shares, six hundred and sixteen million, six hundred and eighty two thousand, four hundred and twenty one (616,682,421) are to

be Class “A” preferred shares and five hundred and ninety three thousand, eight hundred and eighteen (593.818) are to be Class “B” preferred shares, it being certain that the number of preferred shares not entitled to vote, or with a restricted right to vote shall not exceed the limit of 2/3 of the entire capital of the Company (“Authorized Capital”).

Second Paragraph - The proportion verified above between the numbers of shares of the various classes of the Company’s preferred shares may be modified, dispensing the formality set forth in Article 136, paragraph 1, of Law No. 6404/76.

Article 5 - The class “B” preferred shares will always be paid in full, using resources assigned under the terms of the law on fiscal incentives for projects in the Northeast of Brazil.

Sole Paragraph - Shares paid in with resources from the Northeast Investment Fund - FINOR, created by Decree-Law No 1,376, of December 12, 1974, must remain as non-transferable registered shares for a period of four (4) years from the date that they are converted by that Fund for investors in accordance with Article 19 of Decree-Law No 1,376/74, except in the event that these shares are converted for the private individuals to which Article 3 of the same Decree-Law refers.

Article 6 - All of the Company’s shares are held in book entry transfer form, in the name of their holders, and will be held in a deposit account in a financial institution without the issue of certificates.

First Paragraph - The cost for the service of transferring ownership of the shares that may be charged by the financial institution acting as depository, may be passed on to shareholders in accordance with the terms of the third paragraph of Article 35, of Law No 6,404/76.

Second Paragraph - The General Shareholders’ Meeting may authorize the conversion of class "A" preferred shares into common shares by means of the affirmative vote of shareholders representing the majority of the voting capital of the Company, which shall, however, establish: (a) the number of shares to be converted; (b) the exchange ratio applicable to such conversion; and (c) the date on which the conversion of shares will occur.

Third Paragraph - With regard to the class “B” preferred shares, once the period of non-transferability established in special legislation has elapsed, the said shares may be converted into class “A” preferred shares at any time, through a written request to the Company, in the proportion of two (2) class “B” preferred shares received for each class “A” preferred share converted.

Fourth Paragraph - All of the Company’s shares will be entitled to tag along rights in the event that the control of the Company is transferred, with all shares qualifying for the same price per share paid to the disposing shareholders, pursuant to the terms of Chapter III of these bylaws.

Article 7 - Subscription and payment in full for the shares will be subject to the following criteria: a) the issue, quantity, price, types or classes of shares to be issued by the Company shall, depending on the case, be established by either the General Meeting or the Board of Directors, always observing the Authorized Capital in the latter hypothesis; b) the minimum amount in shares subscribed will be in accordance with the prevailing legislation; c) the period for making full payment for the subscribed shares will be established by the Board of Directors or the General Meeting, depending on the case, for each capital increase; d) payment for the shares in assets that are not credits in

current legal tender will depend on approval by the General Meeting; e) there will be no preemptive rights for the subscription of shares issued under the terms of the special Law on fiscal incentives (Article 172, First Paragraph of Law No 6,404/76); nor will holders of shares subscribed with funds originating from fiscal incentives have preemptive rights to subscribe any new shares; f) without affecting the terms of the sole paragraph below, in exercising preemptive rights to subscribe to new shares and/or other securities issued by the Company, shareholders are guaranteed a period of thirty (30) days to carry out the subscription, starting from the date of publication of the respective notice to shareholders; g) the Company may issue subscription warrants at the decision of the Board of Directors, up to the limit of the Authorized Capital.

Sole Paragraph - Except where there is an issue of common shares, or other securities convertible into common shares, the Board of Directors or the General Meeting may, depending on circumstances, exclude preemptive rights for former shareholders, or reduce the respective term in any issue of shares, debentures, subscription warrants or other securities, the placement of which is made through a stock exchange, a public subscription or in exchange for shares in a public offer to acquire control, in accordance with the terms of the law.

Article 8 - Each common share carries the right to one vote on the decisions of the General Meeting.

Article 9 - Preferred shares will not have voting rights, but will nevertheless enjoy the following privileges: a) Class "A" and "B" preferred shares will have equal priority in the distribution in each financial year, of a minimum, non-cumulative dividend, of six per cent (6%) of its unit value, as defined in item "g" below, in accordance with the income available for distribution to shareholders. This dividend must be paid, except in the case of a decision by the General Meeting, or the Board of Directors, there is a distribution of interim dividends (Article 44, 4th Paragraph), within sixty (60) days of the date on which it is declared, and in any case, before the end of the same financial year; b) common shares will only be entitled to dividends after the payment of dividends on the preferred shares referred to in item "a" of this article; c) following the implementation of the terms of item "a" of this article and a dividend being guaranteed on the common shares of six per cent (6%) of their unit value, as defined in item "g" below, the class "A" preferred shares will have equal claim with the common shares to the distribution of the remaining income. The class "B" preferred shares will not participate in the distribution of the remaining income after the said shares have received the minimum dividend referred to in item "a" of this article; d) only the common and class "A" preferred shares will be entitled to participate in the distribution, by the Company, of shares resulting from the incorporation of reserves into the capital stock; e) the class "A" and "B" preferred shares are guaranteed priority in the reimbursement of the Capital Stock; f) full payment for the subscription of shares by FINOR will be affected through the deposit of the corresponding amount in an escrow account with the Banco do Nordeste do Brasil S.A. in the name of the Company, with the relevant release of funds occurring immediately after the publication, in the Official Gazette of the Commercial Registry Certificate of the filing of the Minutes of the Meeting of the Board of Directors that decides on the subscription; h) the unit value of the shares will be obtained by dividing the capital stock by the number of shares in the market.

Sole Paragraph - The preferred shares without voting rights that have fixed or minimum dividends, when issued, will acquire such rights in the event that the

Company does not pay the fixed or minimum dividends to which the shares are entitled for three consecutive financial years, and will retain these rights until such time as these dividends are paid, in the event that they are not cumulative, or until the overdue cumulative dividends are paid, in all cases pursuant to Paragraph 1 of Article 111 of Law No. 6,404/76.

CHAPTER III
JOINT SALE RIGHTS

Article 10 - In the event that the controllers of the Company dispose control of the Company at any time, the same disposing party(ies) will be obliged to include in the document governing the same cession of control, an obligation on the part of the acquiring party(ies) to make, within a period of thirty (30) days of the formal transfer of the shares representing the controlling stake and affected through the financial institution responsible for the custody of the Company's shares, a public offer for the purchase of all shares issued by the Company, independent of the type or class of share, for the same price per share paid to the disposing shareholder(s).

Article 11 - Pursuant to Article 10 above, transfer of control is understood to mean the sale, disposal and/or transfer of the shares representing the control of the Company, which removes from the disposing party(ies) the condition of the controller of the Company, whether in isolation or jointly with third parties, and transfers this to any company that is not (a) the controlling company, directly or indirectly, of the disposing shareholder(s); (b) controlled directly or through a stake held in a controlling block by the controlling shareholders of the ceding party(ies); or (c) controlled, whether directly or indirectly by the disposing shareholder(s).

Sole Paragraph - Notwithstanding the terms of Article 11 above, the sale, disposal and/or transfer of shares of the Company will not be considered to constitute a transfer of control, when these operations occur between shareholders that are members of the controlling block and/or signatories to agreements between shareholders of the Company regulating the exercise of political rights over the shares pertaining to members of the controlling block.

Article 12 - The right of joint sale established here in Chapter III will not apply in the event that the transfer of control of the Company occurs: (a) as the result of a court ruling or act, such as judicial seizure or sentence or (b) as the result of a final decision by regulatory authorities, including the Brazilian Anti-Trust Commission (CADE), that obliges the controlling shareholder(s) of the Company to divest part or all of the shares in the Company that they hold.

CHAPTER IV
PERMANENT BODIES OF THE COMPANY

Article 13 - The following are permanent bodies of the Company: a) the General Meeting; b) the Board of Directors; c) the Executive Board; d) the Fiscal Board.

CHAPTER V
THE GENERAL MEETING

<u>Article 14</u> - The General Meeting will be held ordinarily during the first four months following the end of each financial year; and extraordinarily whenever the interests of the Company so require.

Sole Paragraph - The General Meeting will be called by the Board of Directors or in the form established by law.

<u>Article 15</u> - Notice of the General Meeting will be given in the written media, pursuant to the terms established by law.

<u>Article 16</u> - Participation in the General Meeting is restricted to shareholders whose shares are held in the custody at the financial institution indicated by the Company up to eight (8) days prior to the holding of the said Meeting.
First Paragraph - Shareholders may appoint proxies pursuant to the terms of the law and rules published by the Brazilian Securities and Exchange Commission.
Second Paragraph – For the purposes of exercising the right set forth in paragraph 4 of article 141 of Law No. 6,404/76, shareholders must prove to the Meeting the continuous title to the minimum ownership interest required by such provision for a period of three (3) months immediately prior to the holding of the General Meeting and will be eligible to exercise the mentioned right only in relation to the shares satisfying such requirement.
Third Paragraph – After signing the Register of Attendance, the shareholders will elect the Chairman and the Secretary to preside over the deliberations of the General Meeting.

<u>Article 17</u> – The General Meeting shall be responsible for, among other duties assigned thereto by law, deliberating on the following subjects:

(i) altering the preferences, advantages and/or conditions for the redemption or amortization of one or more classes of preferred shares in which the Capital of Stock of the Company is divided;
(ii) creation of classes of preferred shares more favorable than the existing classes;
(iii) conversion of preferred shares into common shares of the Company;
(iv) participation in a group of companies, according to the definition contained in Article 265 of Law No. 6404/76;
(v) amendment to the Company's bylaws;
(vi) increase or reduction of the Company's Capital of Stock beyond the limit of the authorized capital, as well as redemption or amortization of its shares;
(vii) transformation, consolidation, spin-off, merger or merger of shares involving the Company;
(viii) increase or reduction in the number of members in the Company's Board of Directors;
(ix) ruling of bankruptcy, judicial and extrajudicial reorganization of the Company, or, furthermore, winding-up, liquidation or lifting of the liquidation;
(x) alteration of the dividends policy or the minimum mandatory dividends set forth in the Company's bylaws;
(xi) issue by the Company of debentures convertible into common shares or subscription warrants, observing the provision in Article 26, xxiii, below;
(xii) decision on the delisting of shares or, if delisted, the obtaining of any new registration of the Company as a publicly-held Company;

(xiii) appraisal of the assets which the shareholder contributes to the Capital of Stock increase;

(xiv) election and substitution of members of the Board of Directors and Fiscal Council; and

(xv) determination of the annual compensation of administrators.

CHAPTER VI
THE BOARD OF DIRECTORS

Article 18 - The Board of Directors of the Company is composed of eleven (11) members and their respective alternates, whether resident of Brazil or not, who are elected and may be removed from office at any time by the General Meeting.

Article 19 - The General Meeting must appoint from among the members of the Board of Directors, the Chairman and Vice-Chairman, and has the power to remove them from office at any time, observing the provisions in the Shareholders' Agreement filed at the Company's headquarters.
Sole Paragraph – The position of Chief Executive Officer and Chairman of the Board of Directors cannot be held **at the same time** by the same individual except in the cases and under the terms set out in the Regulation.

Article 20 – The members of the Board of Directors will have a unified term of office of two (2) years, with reelection being permitted.
Sole Paragraph - The members of the Board of Directors will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Board of Directors' Meetings, as well as other documents required by the applicable legislation and the Instrument of Consent of the Administrators set forth in the Regulation and the polices in effect at the Company, and will remain in their positions until their successors take office.

Article 21 - The terms of office of the Chairman and Vice-Chairman will be two (2) years, with re-election being permitted.

Article 22 - In the absence or temporary impairment, the members of the Board of Directors will be replaced by their respective alternates. In the absences or temporary impairment of the Chairman, the Vice-Chairman will preside over the Board of Directors. In the absence and/or temporary and simultaneous impairment of the Chairman and the Vice-Chairman, the Chairman will nominate one of the other members of the Board to replace him/her as President of the Board of Directors.

Article 23 - In the event of a vacancy in the position of Member, the substitute shall automatically become its alternate in case no other Member in nominated by the remaining Members from among the alternate Members, observing the provision in the Shareholders' Agreement filed at the Company's headquarters, and shall serve until the first General Meeting in which its name may be ratified or substituted by the shareholders. The substitute elected to fill the position must complete the remaining management term of the replaced member.

Article 24 - The Board of Directors will normally meet every three (3) months, and extraordinarily, whenever summoned by the Chairman, Vice-Chairman or by any two (2) of its members.

First Paragraph - Between the day of calling and the day of holding the meeting of the Board of Directors, an interval of at least 10 (ten) days will exist, unless the majority of its acting members determine a shorter interval, which will not, however, be less than forty eight (48) hours, in addition to making duly supported docket available.

Second Paragraph - The Board of Directors will only deliberate in the presence of the majority of its acting members, Board members however having the option of being represented by any other Board member or alternate that they may nominate, and decisions will be taken by a majority vote, observing the provisions in the Shareholders' Agreement filed at the Company's headquarters.

Article 25 - The aggregate annual compensation of the Company's administrators will be set by the General Meeting, and the Board of Directors will be liable for establishing their individual compensation.

Article 26 - The Board of Directors is responsible for:

(i) setting the general business policy of the Company;

(ii) deciding on operational or expansion investments for the Company and its controlled companies in amounts greater than one hundred million Reais (R$ 100,000,000.00);

(iii) deciding the Company's Business Plan, which must include its short-, medium- and long-term business and strategic objectives as well as yearly and multi-year budgets, and monitoring implementation thereof;

(iv) approving proposals for policies to be applied generally within the Company, including the contracting of insurance;

(v) providing an opinion on the management report and financial statements at the end of each financial year, as well as on the proposal for the distribution of net profits ascertained, as well as allocation of reserves;

(vi) approving the Operating Rules for the Board of Directors, which will rule on such subjects as the appointment of a Secretary and specialized committees to aid the Board in its decision-making process, as well as approving any Internal Rules of such committees;

(vii) approving the criteria for the employee participation in the profit sharing program;

(viii) appointing and dismissing the Directors of the Company and establishing their attributions and compensation, pursuant to the aggregate budget established by the General Meeting, the provisions of these bylaws and the Shareholders' Agreements filed at the Company's headquarters;

(ix) monitoring management, examining at any time, the books and papers of the Company, requesting information on contracts signed or due to be signed, and on any other acts;

(x) appointing and replacing the independent auditors of the Company and its controlled companies;

(xi) calling the Annual and Extraordinary General Meeting(s);

(xii) submitting to the General Meeting proposals regarding consolidation, spin-off, merger, merger of shares involving the Company or the winding-up thereof, as well as modifications to the bylaws, including increases in the Authorized Capital;

(xiii) deciding on the participation of the Company in companies, partnerships, profit and non-profit associations or consortiums;

(xiv) approving the acquisition of assets (except those classified under the item xv below) and the contracting of services of any kind by the Company and any of its controlled companies in the annual amounts exceeding two hundred million Reais (R$200,000,000.00), in accordance with the Company's Business Plan;

(xv) approving the acquisition of assets for the non-current assets (recorded under the item "investments") of the Company or its controlled companies, in transactions that contemplate, per transaction or jointly per fiscal year, amounts exceeding thirty percent (30%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvi) approving the execution of free-lease, disposal, assignment or transfer of assets pertaining to the non-current assets of the Company or its controlled companies in transactions which contemplate, per transaction or jointly per fiscal year, amounts exceeding ten percent (10%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed;

(xvii) deciding on the encumbrance, disposal or fiduciary assignment of the assets pertaining to the non-current assets of the Company or its controlled companies in operations contemplating, per transaction or jointly per fiscal year, amounts exceeding twenty percent (20%) of the non-current assets of the Company, pursuant to the latest annual balance sheet disclosed, or exceeding three hundred and fifty million Reais (R$ 350,000,000.00), provided such limits do not apply to the encumbrance, assignment or fiduciary alienation by the Company or its controlled companies of any asset belonging to the non-current assets, which is performed to guarantee (a) financing of the acquisition of such asset and (b) legal proceedings filed by or against the Company or its controlled companies;

(xviii) deciding on contracts, except those for the provision of raw materials, between the Company, or any of its controlled companies, on the one part, and any of its shareholders holding common shares, any administrator of the Company, its controlling companies or related parties, on the other part, in amounts exceeding five million Reais (R$ 5,000,000.00) per transaction or jointly exceeding fifteen million Reais (R$ 15,000,000.00) per fiscal year;

(xix) setting annual limits per transaction within which the Directors may, in accordance with the terms of Article 37, without prior authorization from the Board of Directors, contract loans, financing or capital market transactions whose applicable laws or regulations do not require authorization by the Board or the General Meeting, whether in Brazil or elsewhere;

(xx) deciding on the granting or guarantees by the Company or its controlled companies for any value related to obligations assumed by third parties that are not controlled companies of the Company;

(xxi) deliberating, within the limits of the Authorized Capital, on the issue of shares and subscription warrants by the Company, as well as of promissory notes for public distribution ("commercial paper");

(xxii) approving the program for repurchase of shares of the Company or any of its publicly-held controlled company to be held in treasury or to be cancelled, as well as the subsequent divestment or cancellation of the respective shares, in accordance with the terms of the law and the rules published by the Brazilian Securities Commission;

(xxiii) approving the issue of debentures convertible into shares within the limit of the Authorized Capital, and the issue of debentures not convertible into shares;

(xxiv) approving the granting by the Company to its administrators employees, or individuals providing services to the Company or a company under its control, stock options within the limit of its Authorized Capital and according to a plan approved by the General Meeting;

(xxv) approving the creation or granting of options to buy or sell shares by the Company and/or its controlled companies and, in the case of the latter, provided such creation or granting does not result in the admission of a new shareholder (other than one of its controlled companies) in such controlled company of the Company;

(xxvi) approving the issue by the Company and its controlled companies of promissory notes regulated by the Brazilian Securities Commission;

(xxvii) instructing the representatives of the Company and its controlled companies regarding the exercise of the voting right for the subjects set forth in (a) items i, ii, iii, vi, vii and xi; in such cases, provided it represents the admission of a partner other than the Company and/or any of its controlled companies; (b) item v, when related to change of the corporate purpose; and (c) items ix and xii, all from article 17 hereof, always with the exception of operations and transactions already approved by the Board of Directors;

(xxviii) deciding, within the limits of its authority, on cases not covered by these bylaws; and

(xxix) authorizing the waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, controlled companies, provided it entails loss of control by the Company or associated companies and provided it results in an alteration greater than five percent (5%) of the interest held by the Company.

Article 27 - The Chairman of the Board of Directors, in accordance with the Operating Rules of the Board of Directors, will be responsible for the following actions: a) calling and directing the meetings of the Board of Directors; b) calling the General Meeting, subject to approval by the Board of Directors.

Article 28 - The Vice-Chairman, or in his/her absence, whoever is nominated by the Chairman under the terms of Article 22, will be responsible for replacing the Chairman whenever the latter is absent or incapacitated and, further, in the event of a vacancy, will occupy the position of Chairman until a new incumbent is elected.

CHAPTER VII
EXECUTIVE BOARD

Article 29 - The Executive Board will consist of at least four (4) and at most ten (10) individuals, with one Chief Executive Officer elected by the Board of Directors and removable thereby at any time, observing the provisions in the Shareholders' Agreement filed at the Company's headquarters.

Article 30 - The Executive Board officers will have a term of office of three (3) years.
Sole Paragraph - The Officers will take office by signing the instruments of investiture drawn up in the Book of Minutes of the Executive Board's Meetings, as well as the other documents required by the applicable legislation and the Instrument of Consent of Administrators set forth in the Regulation, and the polices in effect for the Company,

and will remain in their positions with full exercise of their duties until their substitutes take office.

Article 31 - In the absence or impairment of any Officer, the Chief Executive Officer will be responsible for nominating, from among the other Officers, his/her substitute who shall accrue both duties, observing the provisions of the Shareholders' Agreement filed at the Company's headquarters.
Sole Paragraph - In the absence or temporary impairment of the Chief Executive Officer, the Chairman of the Board of Directors will be responsible for designating his/her substitute.

Article 32 - In the event of a vacancy in the position of Officer, the Board of Directors will be responsible for electing a substitute to hold the office for the remaining period of the term of office, observing the provisions of the Shareholders' Agreement filed at the Company's headquarters.

Article 33 - The Executive Board will be responsible for: a) carrying out all actions necessary for the functioning of the Company, except those that, by law or by these bylaws, are assigned to other bodies; b) preparing the annual management report, the financial statements and the proposal for allocation of income for the fiscal year, all of which will be submitted to the Board of Directors and the General Meeting.

Article 34 - The Chief Executive Officer will be responsible for: a) proposing the overall organizational macrostructure of the Company to the Board of Directors; b) defining the areas of authority and coordinating the actions of the Officers in implementing the Company's Business Plan; c) calling and presiding over meetings of the Executive Board; d) submitting the Business Plan to approval by the Board of Directors; and e) proposing polices to the Board of Directors for general application in the Company.

Article 35 - The remaining Officers will be responsible for carrying out actions and managing within the attributions defined in the basic management structure.
Sole Paragraph – Without prejudice to the provisions of Article 37 hereof, any two (2) Officers shall represent the Company as either plaintiff or defendant, in or out of court.

Article 36 - The Company may nominate attorneys-in-fact and the relevant document must be signed by two members of the Executive Board.
Sole Paragraph - The powers of attorney must specify the powers granted and the duration of the term office, which shall be limited to a maximum of one (1) year, except for those granted for representation of the Company in legal or administrative proceedings or which the exercise thereof until the conclusion of the issue or proceeding is essential to the term of office.

Article 37 – Except for the cases established in these Bylaws, the Company will only be bound by documents signed jointly by: a) 2 (two) Officers; b) one Officer and one Attorney-in-Fact, or two Attorneys-in-Fact with specific powers granted in accordance with Article 36 of these Bylaws.
First Paragraph - The following acts may only be signed by 1 (one) Officer, or by 1 (one) Attorney-in Fact, appointed according to these Bylaws: a) the endorsement of checks and money orders for deposit in the Company's bank account; b) authorizations

to make transactions in the blocked account of the Unemployment Compensation Fund (FGTS); c) the registration and issue of documents regarding to labor, tax and customs and digital certification related matters; and d) the receipt of any amounts due by signing the receipts and giving release.

Second Paragraph - In special cases, express powers may be granted to only one Officer or Attorney-in-Fact in order to carry out acts specified in the relevant documents, with due regard to the rule set forth in the Article 36 of these Bylaws.

Article 38 - The Executive Board will meet when summoned by the Chief Executive Officer.

Sole Paragraph - The Executive Board may meet with at least half of its current members in attendance, with the Chief Executive Officer or his/her alternate included among them, in accordance with Article 31, Sole Paragraph.

Article 39 - The Executive Board is prohibited from: a) taking out loans with institutions that are not members of the official or private banking network, whether within Brazil or abroad, unless expressly authorized by the Board of Directors; b) performing acts of any nature relating to business or operations that are not consistent with the Company's objectives, such as the provision of guarantees on third-party liabilities, except to fully controlled companies, or if expressly authorized by the Board of Directors.

CHAPTER VIII
FISCAL BOARD

Article 40 - The Fiscal Board, composed of up to five (5) members and their alternates, elected by the General Meeting, pursuant to the provisions of the Shareholders' Agreements filed at the Company's headquarters shall operate on a permanent basis, in accordance with the Law.

Sole Paragraph - The holders of non-voting preferred shares or with restricted voting rights, will be entitled to elect one member and his/her respective alternate. Minority shareholders will be assured the same right, provided that they jointly represent ten per cent (10%) or more of the voting shares.

Article 41 - The Fiscal Board will be effective for one (1) year, re-election permitted, and the election shall always take place during the Annual General Meeting.

First Paragraph – The members of the Fiscal Board will be invested in office upon the execution of deeds of investiture drawn-up in the Book of Minutes of the Fiscal Board Meetings, as well as the other documents required by the applicable legislation and the instrument of consent and/or adhesion to the polices in effect at the Company, remaining in their posts with full exercise of their duties until their substitutes take office.

Second Paragraph – In the event of a vacancy in the position of Director, the substitute shall automatically become its respective alternate in case no other Member is appointed by the remaining Directors form among the substitutes Directors, pursuant to the provision of the Shareholders' Agreements filed at the Company's headquarters, and shall act until the first General Meeting in which its name may be ratified or replaced by the shareholders. The substitute elected to fill the vacant position shall complete the remaining management term of the replaced member.

Third Paragraph – The Fiscal Board shall adopt its own Set of Rules, which will establish procedures regarding its duties.

Article 42 - The members of the Audit Committee will receive the compensation established by the Meeting that elects them, observing the relevant terms of the law.

CHAPTER IX
FINANCIAL YEAR, FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS

Article 43 - The financial year begins on January 1 and ends on December 31 of each year.

Article 44 - At the end of each financial year, the Company's financial statements will be prepared on the basis of the Company's official accounting records, as established by law.

First Paragraph - Profit sharing eventually attributable to the Company's officers will be deducted from the net income for the financial year, after absorption of accumulated losses and deductions for the provision for income tax pursuant to the decision of the Annual General Meeting, observing the legal limits on the same, the AGM only approving the distribution of such profit sharing after the minimum dividends established in Article 9, item "c" of these bylaws have been guaranteed to the voting shares.

Second Paragraph - Of the net income verified in accordance with the Law, five per cent (5%) will be deducted for the constitution of a Legal Reserve Fund, until this reaches an amount equivalent to twenty per cent (20%) of the capital stock.

Third Paragraph - Shareholders will be entitled to receive a mandatory dividend of twenty five per cent (25%) of the net income for the financial year, determined at the end of each financial year according to the terms of the law pursuant to the legal and statutory rights of the preferred shares. When the value of the preferential dividend paid to the preferred shares is equal to or greater than 25% of the net income for the financial year, calculated in accordance with Article 202 of Law No 6,404/76, this will be considered to represent payment in full of the obligatory dividend. If there is any residual mandatory dividend after the payment of the preferential dividend, it will be assigned: a) in the form of a payment to the common shares of a dividend up to the limit of the preferential dividend of the preferred shares; and b) in the event of a continued residual balance, in the distribution of an additional dividend to the common and the class "A" preferred shares on an equal basis, in such a way that each voting or preferred share of that class receives the same dividend.

Fourth Paragraph - The Company, may, at its discretion, draw up quarterly and/or half-yearly financial statements. If there is positive net income in such statements, dividends may be distributed in accordance with the terms of the law, by prior decision of the Board of Directors, *ad referendum* of the General Meeting.

Fifth Paragraph - The Board of Directors may declare interim dividends using profit reserves held over from previous annual or half-yearly balance sheets.

Sixth Paragraph - The Company may, at the decision of the Board of Directors, pay interest on capital to its shareholders in accordance with the terms of Article 9, Paragraph 7 of Law No. 9,249 of December 26, 1995 and relevant legislation, offsetting the amount of interest paid or credited against the value of the preferential dividend for

the preferred shares and the mandatory dividend established in Article 9 and the third paragraph of Article 44 of these bylaws, respectively.

Article 45 - The dividends and the interest on capital considered in the sixth paragraph of Article 44 that is attributed to the shareholders will not be subject to interest, and if not claimed within three (3) years of the initial date for payment of each dividend or payment of interest on capital, will revert to the Company.

CHAPTER X
SHAREHOLDERS AGREEMENT

Article 46 - The Shareholders Agreements duly registered at the Company's headquarters, which, among other things, establish clauses and conditions for the purchase and sale of shares issued by the Company, preemptive rights in acquiring the same, exercising voting rights or power of control, will be respected by the Company, by Management and by the Chairman of the General Meetings.

Sole Paragraph - The obligations and responsibilities arising from such agreements will be valid and will be binding on third parties as soon as such agreements have been registered in the Company's books. Company management will ensure that these agreements are respected and the Chairman of the General Meeting or the Chairman of the Meetings of the Board of Directors will, as the case may be, act in accordance with the terms established in law.

CHAPTER XI
GENERAL CONSIDERATIONS

Article 47 - The Company shall be liquidated pursuant to the terms of the Law.

Sole Paragraph – In the event of the extrajudicial liquidation of the Company, it shall be incumbent on the General Meeting to determine the manner of liquidation, appoint the liquidator and the Audit Committee that will function during the liquidation period.